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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*



                     Angeles Participating Mortgage Trust
________________________________________________________________________________
                               (Name of Issuer)


                     Class A Common Stock, par value $1.00
________________________________________________________________________________
                         (Title of Class of Securities)


                                   03464210
        _______________________________________________________________
                                (CUSIP Number)

             Madison Grose, Esq., Three Pickwick Plaza, Suite 250,
                 Greenwich, Connecticut 06830, (203)-861-2100
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 26, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
   CUSIP NO. 0346421                                      PAGE 2 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Starwood Mezzanine Investors, L.P., I.R.S. Identification No. 06-1390754
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            9,568,944/(1)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,568,944/(1)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,568,944/(1)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      78.2%/(2)/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 03464210                                      PAGE 3 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sternlicht Holdings II, Inc., I.R.S. Identification No. 36-3892269
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            9,854,811/(3)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,854,811/(3)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,854,811/(3)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      80.5%/(2)/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 03464210                                      PAGE 4 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SAHI Partners, I.R.S. Identification No. 06-1383593
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            285,867/(4)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             285,867/(4)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      285,867/(4)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.3%/(2)/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 03464210                                      PAGE 5 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SAHI, Inc., I.R.S. Identification No. 36-3910114
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            367,763/(5)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             367,763/(5)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      367,763/(5)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.0%/(2)/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 03464210                                      PAGE 6 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SWL Acquisition Partners, L.P., I.R.S. Identification No. 36-3892265
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            285,867/(4)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             285,867/(4)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      285,867/(4)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.3%/(2)/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 03464210                                      PAGE 7 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SWL Mortgage Investors, Inc., I.R.S. Identification No. 36-3892268
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            285,867/(4)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             285,867/(4)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      285,867/(4)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.3%/(2)/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 03464210                                      PAGE 8 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Barry Sternlicht
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            9,936,707/(6)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,936,707/(6)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,936,707/(6)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      81.2%/(2)/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              PAGE 9 OF 28 PAGES
Endnotes
--------

1. Represents 5,000,000 shares of Class A Common Stock, par value $1.00 per share, of the Issuer ("Shares") issuable upon exercise of the Class A Share Purchase Warrant held by Starwood Mezzanine Investors, L.P., a Delaware limited partnership ("Starwood Mezzanine") described in Item 6 hereto and 4,568,944 Shares issuable upon the exchange of Units held by Starwood Mezzanine pursuant to an Exchange Rights Agreement, as defined and described in Item 4 and Item 6 hereto.

2. The total number of Shares outstanding (12,242,607) to determine this percentage include the following (i) 2,550,000 Shares currently outstanding, (ii) 26,020 Shares issuable upon conversion of 1,275,000 of the Issuer's outstanding Class B Common Stock, par value $.01 per share (the "Class B Shares"), subject to limitations as described in Item 4,
     (iii) 5,000,000 Shares issuable upon exercise of the Class A Share Purchase Warrant described in Item 6 hereto, (iv) 51,021 Shares issuable upon conversion of 2,500,000 Class B Shares (subject to limitations, see Item 4) issuable upon exercise of the Class B Share Purchase Warrant described in
     Item 6 hereto, (v) 4,568,944 Shares issuable upon the exchange of Units, as defined and described in Item 4 and Item 6 and (vi) 46,622 Shares issuable upon conversion of 2,284,472 Class B Shares (subject to limitations, see
     Item 4) issuable pursuant to the Restated Declaration of Trust (as defined and described in Item 4) upon the issuance of additional Shares as a result of the exchange of Units pursuant to the Exchange Rights Agreement, as described in Item 6.

3. Represents (i) 244,100 Shares held by SAHI Partners, a Delaware limited partnership ("SAHI Partners"), (ii) 26,020 Shares issuable upon conversion of 1,275,000 Class B Shares held by SAHI Partners, subject to limitations as described in Item 4 (iii) 5,000,000 Shares issuable upon exercise of the Class A Share Purchase Warrant held by Starwood Mezzanine described in Item 6 hereto, (iv) 4,568,944 Shares issuable upon the exchange of Units held by Starwood Mezzanine pursuant to the Exchange Rights Agreement as described in Item 6 hereto, and (v) 15,747 Shares issuable to SAHI Partners upon conversion of 771,577 Class B Shares (subject to limitations, see Item 4) issuable pursuant to the Restated Declaration of Trust (describe in Item 4) upon the issuance of additional Shares to Starwood Mezzanine as a result of the exchange of Units pursuant to the Exchange Right Agreement, as described in Item 6.

4. Represents (i) 244,100 Shares held by SAHI Partners, (ii) 26,020 Shares issuable upon conversion of 1,275,000 Class B Shares held by SAHI Partners, subject to limitations as described in Item 4 and (iii) 15,747 Shares issuable to SAHI Partners upon conversion of 771,577 Class B Shares (subject to limitations, see Item 4) issuable pursuant to the Restated Declaration of Trust (described in Item 4) upon the issuance of additional Shares to Starwood Mezzanine as a result of the exchange of Units pursuant to the Exchange Rights Agreement, as described in Item 6.

                                                             Page 10 of 28 Pages


5. Represents (i) 244,100 Shares held by SAHI Partners, (ii) 26,020 Shares issuable upon conversion of 1,275,000 Class B Shares held by SAHI Partners,
    (iii) 51,021 Shares issuable upon conversion of 2,500,000 Class B Shares (subject to limitations, see Item 4) issuable upon exercise of the Class B Share Purchase Warrant held by SAHI, Inc., a Delaware corporation ("SAHI, Inc.") and described in Item 6 hereto and (iv) 46,622 Shares issuable to SAHI Partners and SAHI, Inc. upon conversion of 2,284,472 Class B Shares (subject to limitations, see Item 4) issuable pursuant to the Restated Declaration of Trust (described in Item 4) upon the issuance of additional Shares to Starwood Mezzanine as a result of the exchange of Units pursuant to the Exchange Rights Agreement, as described in Item 6.

6. Represents (i) 244,100 Shares held by SAHI Partners, (ii) 26,020 Shares issuable upon conversion of 1,275,000 Class B Shares held by SAHI Partners, subject to limitations as described in Item 4, (iii) 5,000,000 Shares issuable upon exercise of the Class A Share Purchase Warrant held by Starwood Mezzanine described in Item 6 hereto, (iv) 51,021 Shares issuable upon conversion of 2,500,000 Class B Shares (subject to limitations, see
    Item 4) issuable upon exercise of the Class B Share Purchase Warrant held by SAHI, Inc. described in Item 6 hereto, (v) 4,568,944 Shares issuable upon the exchange of Units held by Starwood Mezzanine pursuant to an Exchange Rights Agreement, as described in Item 6 and (vi) 46,622 Shares issuable to SAHI Partners and SAHI, Inc. upon conversion of 2,284,472 Class B Shares (subject to limitations, see Item 4) issuable pursuant to the Restated Declaration of Trust (described in Item 4) upon the issuance of additional Shares to Starwood Mezzanine as a result of the exchange of Units pursuant to the Exchange Rights Agreement, as described in Item 6.

                                                             Page 11 of 28 Pages

_________________________________

     This Amendment No. 5 to a Schedule 13D filed on November 29, 1993 (the "Schedule 13D") and amended on January 13, 1994, February 9, 1994, March 15, 1994 and March 22, 1996 on behalf of Starwood Mezzanine, Sternlicht Holdings II, Inc., a Delaware corporation ("Sternlicht Holdings"), SAHI Partners, SAHI, Inc., SWL Acquisition Partners, L.P., a Delaware limited partnership ("SWL Partners"), SWL Mortgage Investors, Inc., a Delaware corporation ("SWL Mortgage"), and Barry Sternlicht ("Sternlicht," and together with Starwood Mezzanine, Sternlicht Holdings, SAHI Partners, SAHI, Inc., SWL Partners and SWL Mortgage, the "Reporting Persons"), is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Act of 1934, as amended.

                                                             Page 12 of 28 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

     The information previously furnished in response to Item 4 is hereby amended and restated as follows:

     SAHI Partners, SAHI, Inc. and Starwood Mezzanine (collectively referred to herein as "SAHI") have informed the Issuer that upon obtaining control of the Issuer through the election of SAHI-affiliated nominees to the Board of Trustees, its current proposal is for the Issuer to acquire direct or indirect interests in the Diversified Portfolio (as defined below).

     On September 26, 1996, at an annual meeting of the Issuer's shareholders, holders of a majority of the Shares and the Class B Shares, voting as a single class, voted to approve the following: (i) the Class A Share Purchase Warrant (the "Class A Warrant") issued on March 15, 1994 to SAHI Partners, and subsequently assigned to Starwood Mezzanine for the right to purchase up to 5,000,000 Shares at a price per share of $1.00, the Class B Share Purchase Warrant (the "Class B Warrant") issued March 15, 1994 to SAHI, Inc. for the right to purchase up to 2,500,000 of the Class B Shares at a price per share of $.01 and the authorization and issuance of the Shares and Class B Shares to be issued if such warrants are exercised; (ii) adoption of an amended and restated Declaration of Trust ("Restated Declaration of Trust") which, among other things, changes the purpose and investment policy of the Issuer in order to implement a new business plan designed to allow the Issuer to acquire a more diversified portfolio of interests in real estate or real estate-related assets;
(iii) election of seven trustees to the Board of Trustees, four of whom are affiliates of SAHI (collectively, the "SAHI Nominees"); (iv) a transaction whereby (a) the Issuer will become the sole general partner of a newly formed limited partnership (the "Partnership") and Starwood Mezzanine will become the initial limited partner; (b) the Issuer will be authorized to issue Shares, upon the exchange of any or all limited partnership interests (the "Units") in the Partnership issued to Starwood Mezzanine and (c) Starwood Mezzanine shall have the right, subject to certain limitations and restrictions, to require the Issuer to register for public sale, any or all of the Shares issued to it upon the exercise of the Class A Warrant or upon exchange of the Units in the Partnership issued to Starwood Mezzanine upon the formation of the Partnership;
(v) the Angeles Participating Mortgage Trust 1996 Trustees' Share Incentive Plan; (vi) the Angeles Participating Mortgage Trust 1996 Share Incentive Plan; and (vii) the appointment of Deloitte & Touche LLP as the Issuer's independent accountants for the fiscal year ending December 31, 1996.

     On September 26, 1996, after approval of the foregoing proposals by the Issuer's shareholders ("Shareholders"), the Issuer contributed $400,000, in cash, to the Partnership in exchange for a 8.05% interest in the Partnership and Starwood Mezzanine contributed its entire interest in certain mortgage participation certificates in exchange for a 91.95% interest in the Partnership. The Issuer is the sole general partner of the Partnership and Starwood Mezzanine is the initial limited partner.

     The purpose and the investment policy of the Issuer before the adoption of the Restated Declaration of Trust was predominantly to make mortgage loans to entities affiliated with the

                                                             Page 13 of 28 Pages

Issuer. However, since the liquidation of the Issuer's loan portfolio in November 1993, the Issuer had not pursued its stated investment policy. Instead, since November 1993, the Issuer held most of its assets, primarily cash, in a trust as a reserve against any potential contingent claims while considering alternatives to continuing its existing operations. The Restated Declaration of Trust, as more fully described below, changes the purpose and investment policy of the Issuer as previously stated in the Declaration of Trust and will allow the Issuer to implement the "SAHI Business Plan," as defined immediately below.

     The Restated Declaration of Trust changed the purpose and investment policy of the Issuer to primarily (i) originating mortgage loans to and/or acquiring mortgage loans to unrelated entities or to acquire securities collateralized, in whole or in part, by such mortgage loans, as well as making equity investments in real estate and real estate-related assets, (ii) acquiring direct or indirect interests in short term, medium and long-term real estate-related debt securities and mortgage interests under which the borrowers are unaffiliated with the Issuer, which may include warrants, equity participations or similar rights incidental to a debt investment by the Issuer, (iii) making, holding and disposing of purchase money loans with respect to assets sold by the Issuer, and
(iv) acquiring positions in non-performing and sub-performing debt for the purpose of either restructuring it as performing debt or of obtaining shortly thereafter primary management rights over or equity interests in the underlying assets securing such debt (the investments referred to in (i) through (iv) above being herein collectively referred to as the "Diversified Portfolio") subject to the restrictions set forth below. The acquisition of the Diversified Portfolio, together with a description of SAHI's investment criteria described below, is herein referred to as the "SAHI Business Plan." The Diversified Portfolio may include controlling or non-controlling equity ownership positions in any general category of real estate assets, including, without limitation, office, industrial, mini-storage and residential improvements and land, subject to the restrictions as summarized below. The Issuer will not make certain types of investments as a result of the restrictions and conflicts described below, as well as SAHI's analysis of the current investment opportunities available to the Issuer.

     The Issuer and the Partnership will not be able to make certain types of investments as a result of restrictions and conflicts involving SAHI and their affiliates. Specifically, without the amendment, termination or waiver of provisions of certain non-competition agreements between Starwood Capital Group, L.P. and Starwood Lodging Trust, the Issuer and the Partnership are prohibited from: (i) making investments in loans collateralized by hotel assets where it is anticipated that the underlying equity will be acquired by the debt holder within one (1) year from the acquisition of such debt, (ii) acquiring equity interests in hotels (other than acquisitions of warrants, equity participations or similar rights incidental to a debt investment by the Issuer or the Partnership or that are acquired as a result of the exercise of remedies in respect of a loan in which the Issuer or the Partnership has an interest) or
(iii) selling or contributing to or acquiring any interests in Starwood Lodging Trust, including debt positions or equity interests obtained by the Issuer or the Partnership under, pursuant to or by reason of the holding of debt positions. In addition, during any period in which the SAHI Nominees shall constitute a majority of the Board of Trustees or SAHI, the SAHI Nominees or their respective affiliates (collectively, the "SAHI Group") collectively control a sufficient number of voting

                                                             Page 14 of 28 Pages

securities to elect a majority of the Board) and Starwood Mezzanine shall have an interest in either the Issuer or the Partnership, (i) without the approval of the limited partners of Starwood Mezzanine (A) neither the Issuer nor the Partnership shall pursue any equity interests as a principal purpose, excluding equity interests which are incidental to, or acquired pursuant to the exercise of remedial rights with respect to, a debt instrument and (B) neither the Issuer nor the Partnership shall invest in real estate related debt interests issued by obligors that are not operating companies or originate or purchase mortgage loans issued by obligors that are not operating companies and (ii) neither the Issuer nor the Partnership shall incur indebtedness during any period in which the incurrence of such indebtedness would increase the amount of unrelated business taxable income to be incurred by the limited partners of Starwood Mezzanine without the prior written consent of Starwood Mezzanine. Furthermore, during any period in which Starwood Mezzanine shall have an interest in either the Issuer or the Partnership, neither the Issuer nor the Partnership may acquire (by contribution or purchase) any additional debt or equity securities from the SAHI Group without the approval of (i) the limited partners of Starwood Mezzanine and (ii) the general partner of the Partnership and such acquisition shall consist of assets which enable the Issuer to maintain its status as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"). In addition, without the prior approval of Starwood Mezzanine's limited partners during any period in which Starwood Mezzanine shall have an interest in either the Issuer or the Partnership: (i) none of the SAHI Group may receive performance or management fees from the Issuer or the Partnership, including, but without limitation, trustees' fees or options or awards pursuant to the Angeles Participating Mortgage Trust 1996 Trustees' Share Incentive Plan or the Angeles Participating Mortgage Trust 1996 Share Incentive Plan; and (ii) the Trust and the Partnership may not enter into any service agreements with the SAHI Group.

     The Issuer currently intends to focus its acquisition efforts on assets which exhibit one or more of the following characteristics: (a) assets owned by distressed sellers; (b) assets priced below or having a deemed value for collateralization purposes that is less than reproduction cost; (c) equity interests in, and/or debt interests secured by, assets located in markets or submarkets experiencing population or job growth, and which are located near historically stable employment generator bases, such as government, University, and medical centers; (d) subject to the restrictions of Investment Company Act of 1940 (and any other applicable Federal securities laws or the securities law of any state), interests which are publicly traded, including other REIT equities, limited partnership interests and debt interests.

     The Issuer currently intends to acquire assets opportunistically on an all cash basis, through the issuance of additional Shares and with financing from institutional and other lenders or sellers. The Issuer will also be permitted to raise additional capital through registered public offerings as well as private placements of both debt and equity interests. In addition, the Issuer and/or the Partnership may acquire additional assets through contributions from the SAHI Group subject to the restrictions listed above. There can be no assurance that the Issuer under SAHI's control will be able to acquire interests which meet the investment criteria outlined above. Additionally, in response to changing market conditions and opportunities, the Board of Trustees

                                                             Page 15 of 28 Pages

may revise the investment criteria and the investment policies of the Issuer (within the limits of the Restated Declaration of Trust), from time to time, without a vote of the Shareholders.

     Initially, the Issuer will not be required to operate exclusively through the Partnership and, thus, will not have any obligation to contribute more than the cash necessary to acquire its initial interest in the Partnership (and thereafter, to contribute such cash as is necessary for the Issuer to maintain at least a 1% interest in the total contributed capital from time to time to the Partnership). However, in the event that Starwood Mezzanine exercises the Class A Warrant for at least 2,000,000 Shares, the Board of Trustees shall have the right to cause the Issuer to contribute up to substantially all of the Issuer's theretofore uncontributed assets to the Partnership for additional interests therein and, following any such contribution, to cause the Issuer to agree to conduct all of its real estate-related investment activities exclusively through the Partnership, said contribution and agreement to be on such terms and subject to such conditions as the Board of Trustees may then approve.

     The implementation of the SAHI Business Plan necessitated the following amendments to the Issuer's Declaration of Trust (which amendments were approved by the Shareholders at the September 26, 1996 annual meeting): (i) amendment of the purpose of the Issuer to allow the Issuer to make substantially more debt and/or equity investments in real property; (ii) elimination of the requirement to make monthly distributions of net cash to Shareholders; (iii) to make the termination date of the Issuer indefinite; (iv) requirement of a two-thirds vote of all of the Shareholders to terminate the Issuer; (v) removal of the prohibition on acquiring or funding Issuer loans with an initial term of more than 15 years; (vi) the requirement of the issuance of additional Class B Shares to maintain the current voting interest (33-1/3%) of the Shareholders of the Class B Shares; and (vii) removal of the right of Shareholders of Shares to receive a priority return before the Issuer's former advisor is paid a fee since the advisor is no longer providing services to the Issuer.

     As stated above, the Restated Declaration of Trust also requires the Board of Trustees to issue additional shares of Class B Shares upon the issuance of Shares in order to maintain the existing proportion of outstanding Shares and Class B Shares and thereby maintain the current proportionate voting interests of each class. The Class B Shares currently account for 33-1/3% of the voting power of the Issuer. The Restated Declaration of Trust also provides that the Class B Shares are convertible at the option of the holder into Shares on the basis of 1 Share for 49 Class B Shares without regard to the sales price for the Shares. The Class B shareholders may convert up to 20% of the total of Class B Shares held by such holder each year and such rights shall be cumulative for each year thereafter. For example, if only 10% of the total outstanding Class B Shares held by such shareholder were converted into Shares the first year, up to 30% of such Class B Shares could be converted in the second year. For purposes of this Schedule 13D all Class B Shares held by any shareholder were deemed to be convertible in their entirety immediately notwithstanding the 20% limitation described above.

                                                             Page 16 of 28 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The information previously furnished in response to Item 5 is hereby amended and restated as follows:

    (a) As of October 17, 1996, Starwood Mezzanine beneficially owns 9,568,944 Shares, by virtue of (i) its ownership of the Class A Warrant (see Item 6) which can be exercised for up to 5,000,000 Shares and (ii) its ownership of the Units which are exchangeable for 4,568,944 Shares (see Item 6), representing approximately 78.2% of the issued and outstanding Shares as of October 17, 1996.

     As of October 17, 1996, Sternlicht Holdings may be deemed to own beneficially 9,854,811 Shares, by virtue of being the general partner of BSS Capital Partners, L.P., a Delaware limited partnership ("BSS"), which is the general partner of Starwood Capital Group, L.P., a Delaware limited partnership ("Starwood"), which is a general partner of (x) Starwood Mezzanine, and (y) Starwood Opportunity Fund II, L.P., a Delaware limited partnership ("SOFI II"), which holds the majority of limited partnership interests in SWL Partners, which is the general partner of SAHI Partners and by virtue of its beneficial ownership of (i) 244,100 Shares held by SAHI Partners, (ii) 26,020 Shares issuable upon conversion of 1,275,000 Class B Shares held by SAHI Partners,
(iii) 5,000,000 Shares issuable upon exercise of the Class A Warrant held by Starwood Mezzanine, (iv) 4,568,944 Shares issuable upon the exchange of Units held by Starwood Mezzanine pursuant to the Exchange Rights Agreement (see Item
6) (v) 15,747 Shares issuable to SAHI Partners upon conversion of 771,577 Class B Shares issuable upon the issuance of additional Shares to Starwood Mezzanine as a result of the exchange of its Units, all of which represent approximately 80.5% of the issued and outstanding Shares as of October 17, 1996. This reporting person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest.

     As of October 17, 1996, SAHI Partners beneficially owns 285,867 Shares, by virtue of its ownership of (i) 244,100 Shares, (ii) 26,020 Shares issuable upon conversion of its 1,275,000 Class B Shares and (iii) 15,747 Shares issuable upon conversion of 771,577 Class B Shares issuable upon the issuance of additional Shares to Starwood Mezzanine as a result of the exchange of its Units, all of which represent approximately 2.3% of the issued and outstanding Shares as of October 17, 1996.

     As of October 17, 1996, SAHI, Inc., by virtue of being a general partner of SAHI Partners and by virtue of (i) its ownership of the Class B Warrant which can be exercised for up to 2,500,000 Class B Shares and which can be converted into 51,021 Shares and (ii) the potential issuance of 1,512,894 Class B Shares to SAHI, Inc. pursuant to the Restated Declaration of Trust (which are convertible into 30,875 Shares) which are issuable as a result of the exchange of Starwood Mezzanine's Units for Shares, may be deemed to own beneficially 367,763 Shares, representing approximately 3.0% of the issued and outstanding Shares as of October 17, 1996. This reporting person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest.

                                                             Page 17 of 28 Pages


     As of October 17, 1996, SWL Partners, by virtue of being a general partner of SAHI Partners, may be deemed to own beneficially 285,867 Shares, representing approximately 2.3% of the issued and outstanding Shares as of October 17, 1996. This reporting person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest.

     As of October 17, 1996, SWL Mortgage, by virtue of being the general partner of SWL Partners which is a general partner of SAHI Partners, may be deemed to own beneficially 285,867 Shares, representing approximately 2.3% of the issued and outstanding Shares as of October 17, 1996. This reporting person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest.

     As of October 17, 1996, Sternlicht by virtue of his control of Sternlicht Holdings (the general partner of BSS, which is the general partner of Starwood, which is a general partner of Starwood Mezzanine), SAHI, Inc. (a general partner of SAHI Partners), and SWL Mortgage (the general partner of SWL Partners, a general partner of SAHI Partners), may be deemed to own beneficially 9,936,707 Shares, representing approximately 81.2% of the issued and outstanding Shares as of October 17, 1996. This reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest.

     (b) Starwood Mezzanine has the sole power to vote and dispose of 9,568,944 Shares or 52.6% of the vote of all classes of stock.

     Sternlicht Holdings has the sole power to direct the vote and disposition of 9,854,811 Shares. If the Class A Warrant and the Class B Warrant (collectively, the "Warrants") were exercised, the Class B Shares were not converted into Shares and the Class B Shares were issued as a result of the exchange of Units for Shares, Sternlicht Holdings would have direct voting control of 65.2% of the vote of all classes of stock.

     SAHI Partners has the sole power to vote and dispose of 285,867 Shares. Since each Class B Share and each Share is entitled to one vote, the Class B Shares prior to conversion into the Shares, in the aggregate, are entitled to approximately 33-1/3% of the total voting power of all of the Issuer's stock (i.e., the Shares and the Class B Shares combined). Therefore, if neither Warrant is exercised and the Class B Shares are not converted into Shares, SAHI Partners would have direct voting control of 33-1/3% of the votes of all classes of stock in addition to its direct power to vote the Shares owned by it. Further, if both Warrants were exercised, the Class B Shares were issued as a result of the exchange of Units for Shares and the Class B Shares were not converted into Shares, SAHI Partners would have direct voting control of approximately 12.6% of the vote of all classes of stock.

     SAHI, Inc. has the sole power to vote and dispose of 81,896 Shares and the sole power to direct the vote and disposition of 285,867 Shares. If both Warrants were exercised, the Class B Shares were issued as a result of the exchange of Units for Shares, and the Class B Shares were not converted into Shares, SAHI, Inc. would have direct voting control of approximately 34.7% of the votes of all classes of stock.

                                                             Page 18 of 28 Pages


     SWL Partners has the sole power to direct the vote and disposition of 285,867 Shares. If both Warrants were exercised, the Class B Shares were not converted into Shares and the Class B Shares were issued as a result of the exchange of Units for Shares, SWL Partners would have direct voting control of 12.6% of the vote of all classes of stock.

     SWL Mortgage has the sole power to direct the vote and disposition of 285,867 Shares. If both Warrants were exercised, the Class B Shares were not converted into Shares and the Class B Shares were issued as a result of the exchange of Units for Shares, SWL Mortgage would have direct voting control of 12.6% of the vote of all classes of stock.

     Sternlicht has the sole power to direct the vote and disposition of 9,936,707 Shares. If both Warrants were exercised, the Class B Shares were not converted into Shares and the Class B Shares were issued as a result of the exchange of Units for Shares, Sternlicht would have direct voting control of 87.3% of the vote of all classes of stock.

     (c) Except as specified below, no Reporting Person has effected any transactions in the Shares during the 60 days preceding October 17, 1996.

     As of March 15, 1996, Starwood Mezzanine purchased from SAHI Partners, and SAHI Partners sold to Starwood Mezzanine, the Class A Warrant for a purchase price of $100,000. The Class A Warrant gives Starwood Mezzanine the right, subject to certain conditions described in Item 6, to purchase 5,000,000 Shares at a price of $1.00 per Share. If the Class A Warrant is exercised, the purchase price of such Warrant will be credited against the aggregate purchase price of the Shares.

     Each of Sternlicht Holdings, SAHI, Inc., SWL Partners, SWL Mortgage and Sternlicht did not purchase or sell any Shares during the 60 days preceding October 17, 1996.

     (d) SOFI II, as a limited partner of SWL Partners, a general partner of SAHI Partners, may receive dividends from the sale of Shares. SOFI II's general partner, Starwood, has the power to determine the ultimate disposition of any dividends or proceeds from the sale of Shares which SOFI II receives from SWL Partners.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information previously furnished in response to Item 6 is hereby amended and restated as follows:

     On March 15, 1994, SAHI Partners and SAHI, Inc. purchased the Class A Warrant and the Class B Warrant, respectively, from the Issuer. As of March 15, 1996, SAHI Partners assigned its interest in the Class A Warrant to Starwood Mezzanine in exchange for a payment

                                                             Page 19 of 28 Pages


of $100,000 in cash. The Class A Warrant entitles Starwood Mezzanine to purchase from the Issuer in a private transaction 5,000,000 Shares at an aggregate purchase price of $5,000,000 and the Class B Warrant entitles SAHI, Inc. to purchase from the Issuer in a private transaction 2,500,000 Class B Shares at an aggregate purchase price of $25,000. The purchase price of the Class A Warrant, which will be applied against the aggregate purchase price of the Shares if the Class A Warrant is exercised, was $100,000. The purchase price of the Class B Warrant, which will be applied against the aggregate purchase price for the Class B Shares if the Class B Warrant is exercised, was $1,000.

     In connection with such purchase of the Warrants by SAHI Partners and SAHI, Inc., SAHI Partners, SAHI, Inc. and the Issuer entered into a shareholder agreement dated as of March 15, 1994, restated as of April 27, 1994 (the "Shareholders Agreement"). Subsequently, in connection with the purchase of the Class A Warrant by Starwood Mezzanine, Starwood Mezzanine, SAHI, Inc., SAHI Partners and the Issuer entered into Amendment No. 1 to the Shareholders Agreement dated as of March 15, 1996. Pursuant to the Shareholders Agreement, as amended, Starwood Mezzanine, SAHI, Inc. and SAHI Partners agreed to refrain from taking certain actions with respect to the Issuer without the approval of a majority of the members of the Board of Trustees who are not affiliated with SAHI. These actions include transactions between the Issuer and SAHI (except if such transactions are upon fair and reasonable terms comparable to an arms-length independent third party transaction and involve less than $500,000), actions by the Issuer which would result in the Shares no longer having the attributes of public ownership, or any actions beneficial to SAHI which would be detrimental to a material number of the public Shareholders of the Issuer (e.g., any action that would have the effect of disproportionately diluting the voting or ownership interest of the public Shareholders as compared to SAHI). The Shareholders Agreement terminates automatically on September 26, 1999.

     Pursuant to an Exchange Rights Agreement (the "Exchange Rights Agreement") dated September 26, 1996 between the Issuer and Starwood Mezzanine, subject to the limitations described therein, Starwood Mezzanine will have the right to tender to the Issuer all or a portion of the Units held by Starwood Mezzanine from time to time. The Issuer will have the option to pay for such tendered Units either (i) by delivering Shares to such tendering holders as described below (the "Share Option"), (ii) with cash (the "Cash Option") or (iii) by delivering a combination of Shares and cash (the "Combined Option"). The election by the Issuer between those options must be made by a majority of the disinterested Trustees. If the Issuer elects the Share Option or the Combined Option and if, due to the REIT Requirements, Starwood Mezzanine cannot receive the full number of Shares otherwise issuable pursuant to such option, such tender will be automatically reduced so that after such tender Starwood Mezzanine receives the maximum number of Shares that Starwood Mezzanine can receive without violating such requirements. "REIT Requirements" means the requirements for the Issuer to qualify as a REIT under the Code and (b) avoid any federal income or excise tax liability. "REIT Requirements" also include the ownership limitation provisions set forth in the Restated Declaration of Trust.

                                                             Page 20 of 28 Pages


     Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement") dated September 26, 1996 between the Issuer and Starwood Mezzanine, the Issuer has agreed to grant registration rights with respect to Shares which may be acquired upon exercise of the Class A Warrant or upon the exchange of the Units issued to Starwood Mezzanine upon the formation of the Partnership. Pursuant to such registration rights, Starwood Mezzanine, on behalf of holders of Shares holding or, of Units exchangeable for, not less than 250,000 Shares may, subject to certain limitations, require the Issuer to effect up to one demand registration of Shares under the Securities Act (such demand registration to be maintained effective for a period of 45 days from the date it becomes effective) and one shelf registration of Shares under the Securities Act (such shelf registration to be maintained effective for a period of one year from the date it becomes effective). If a demand registration pursuant to the Registration Rights Agreement is not maintained effective for a period of at least 45 days or such shorter period at the end of which all securities covered by such demand registration have been sold pursuant thereto, Starwood Mezzanine is entitled to an additional demand registration; provided the Issuer shall only be obligated to maintain effective such additional demand registration for a period equal to 45 days less the number of days the initial demand registration was effective. If a shelf registration pursuant to the Registration Rights Agreement is suspended or terminated and not maintained effective for a period of at least 365 days or such shorter period at the end of which all securities covered by such shelf registration have been sold pursuant thereto, Starwood Mezzanine has the right to request that the Issuer file an additional shelf registration statement and keep such subsequent shelf registration effective for a period equal to 365 days less the number of days during which the initial shelf registration was effective. Starwood Mezzanine will not have the right to cause the Issuer to register its Shares prior to (i) one year from the date of the Registration Rights Agreement; or (ii) such time as Starwood Mezzanine exercises the Class A Warrant for at least 2,000,000 Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1*- Joint Filing Agreement dated November 26, 1993 among the Reporting Persons pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934

     Exhibit 2*- Purchase and Sale Agreement dated November 19, 1993 by and between New Plan Factory Malls, Inc. and SAHI, Inc.

     Exhibit 3*- Class A Share Purchase Warrant dated March 15, 1994 issued by Angeles Participating Mortgage Trust to SAHI Partners

     Exhibit 4*- Class B Share Purchase Warrant dated March 15, 1994 issued by Angeles Participating Mortgage Trust to SAHI, Inc.

     Exhibit 5*- Shareholders Agreement dated as of March 15, 1994 by and among SAHI Partners, and Angeles Participating Mortgage Trust.

                                                             Page 21 of 28 Pages


     Exhibit 6*- Assignment of Class A Share Purchase Warrant dated as of March 15, 1996 by SAHI Partners to Starwood Mezzanine Investors, L.P.

     Exhibit 7- Amendment No. 1 to the Shareholders Agreement dated as of March 15, 1996 by and among SAHI Partners, SAHI, Inc., Starwood Mezzanine Investors, L.P. and Angeles Participating Mortgage Trust.

     Exhibit 8- Agreement of Limited Partnership of APMT Limited Partnership dated September 26, 1996

     Exhibit 9- Exchange Rights Agreement dated September 26, 1996 between Angeles Participating Mortgage Trust and Starwood Mezzanine Investors, L.P.

     Exhibit 10- Registration Rights Agreement dated September 26, 1996 between Angeles Participating Mortgage Trust and Starwood Mezzanine Investors, L.P.

     Exhibit 11- Formation Agreement dated September 26, 1996 between Angeles Participating Mortgage Trust and Starwood Mezzanine Investors, L.P.

     Exhibit 12- Assignment and Assumption Agreement dated as of September 26, 1996 between Starwood Mezzanine Investors, L.P. and APMT Limited Partnership

-------------------
* Previously filed

                                                             Page 22 of 28 Pages


                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 17, 1996


                                       STARWOOD MEZZANINE INVESTORS, L.P.

                                       By:  Starwood Capital Group, L.P.

                                       Its: General Partner

                                       By:  BSS Capital Partners, L.P.
                                       Its: General Partner

                                       By:  Sternlicht Holdings II, Inc.
                                       Its: General Partner


                                       By: /s/ BARRY STERNLICHT
                                           --------------------
                                       Name: Barry Sternlicht
                                       Its: President

                                                             Page 23 of 28 Pages


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 1996

                               STERNLICHT HOLDINGS II, INC.


                               By:/S/ BARRY STERNLICHT
                                  --------------------
                               Name: Barry Sternlicht
                               Its: President

                                                             Page 24 of 28 Pages


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 1996

                               SAHI PARTNERS

                               By: SAHI, Inc.
                               Its: General Partner


                               By:/S/ BARRY STERNLICHT
                                  --------------------
                               Name: Barry Sternlicht
                               Its: President

                                                             Page 25 of 28 Pages


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 1996

                               SAHI, INC.


                               By:/S/ BARRY STERNLICHT
                                  --------------------
                               Name: Barry Sternlicht
                               Its: President

                                                             Page 26 of 28 Pages


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 1996

                               SWL ACQUISITION PARTNERS, L.P.

                               By: SWL Mortgage Investors, Inc.
                               Its: General Partner


                               By:/S/ BARRY STERNLICHT
                                  --------------------
                               Name: Barry Sternlicht
                               Its: President

                                                             Page 27 of 28 Pages


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 1996

                               SWL MORTGAGE INVESTORS, INC.



                               By:/S/ BARRY STERNLICHT
                                  --------------------
                               Name: Barry Sternlicht
                               Its: President

                                                             Page 28 of 28 Pages


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 1996


                               /S/ BARRY STERNLICHT
                               --------------------
                               Barry Sternlicht

                                                                       EXHIBIT 7

              AMENDMENT NO. 1 TO RESTATED SHAREHOLDERS AGREEMENT
              --------------------------------------------------

          This Amendment No. 1 (this "Amendment") to the Shareholders Agreement dated as of March 15, 1994 and restated as of April 27, 1994, is entered into this 15th day of March, 1996 by and among SAHI, Inc., a Delaware corporation ("SAHI, Inc."), SAHI Partners, a Delaware general partnership, Starwood Mezzanine Investors, L.P., a Delaware limited partnership ("Starwood Mezzanine") and Angeles Participating Mortgage Trust, a California Business Trust (the "Company"), with reference to the following facts:

          WHEREAS, SAHI Partners, SAHI, Inc. and the Company entered into that certain Shareholders Agreement dated as of March 15, 1994 and restated as of April 27, 1994 ("Shareholders Agreement");

          WHEREAS, SAHI Partners has assigned its Class A Warrant to Starwood Mezzanine; and

          WHEREAS, SAHI Partners, SAHI, Inc. and the Company hereby deem it to be in their respective best interests to amend the Shareholders Agreement as set forth herein;

          NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

          1. Any initially capitalized term not defined herein shall have the meaning ascribed thereto in the Shareholders Agreement.

          2. Starwood Mezzanine hereby agrees that, upon the full or partial exercise of the Class A Warrant, it shall become a party to the Shareholders Agreement and further agrees to be bound by all of the terms and conditions of the Agreement applicable to SAHI Partners and SAHI, Inc.

          3. Section 7(d) of the Shareholders Agreement shall be deleted in its entirety and replaced with the following:

          "(d) take any actions (other than the (1) entry into this Agreement, (2) the purchase of the Class A Warrant and the Class B Warrant and the consummation of the transactions contemplated herein and therein and (3) the issuance of Class A Shares upon the exchange of Starwood Mezzanine's limited partnership interests in APT Limited Partnership ("Partnership") pursuant to the partnership agreement of the Partnership and (4) the required issuance of the Class B Shares pursuant to the Declaration of Trust of the Company upon the issuance of Class A Shares, and the consummation of the transactions contemplated herein and therein) which would result in one or more publicly-traded classes of the Company's equity securities no longer having the attributes of public ownership; or"

          4. Section 17 of the Shareholders Agreement is hereby amended to read as follows in its entirety:

          "Section 17. Termination. This Agreement will terminate automatically and be of no further force and effect on the third anniversary of the Company's 1996 Annual Meeting of Shareholders."

          5. Except as amended by this Amendment, the Agreement shall continue in full force and effect.

          6. This Amendment may be executed in multiple counterparts, each of which will be an original and all of which taken together will constitute one and the same agreement.

          IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 as of the date set forth above.


                                  ANGELES PARTICIPATING MORTGAGE TRUST


                                  By: /s/ Ronald J. Consiglio
                                      ---------------------------------
                                      Ronald J. Consiglio, President


                                  SAHI PARTNERS

                                  By: SAHI, Inc., a general partner


                                      By: /s/ Madison F. Grose
                                          -----------------------------
                                          Madison F. Grose,
                                          Vice President

                                  SAHI, INC.


                                  By: /s/ Madison F. Grose
                                      ---------------------------------
                                      Madison F. Grose,
                                      Vice President


                                  STARWOOD MEZZANINE INVESTORS, L.P.


                                  By: STARWOOD CAPITAL GROUP I, L.P.,
                                      general partner

                                      By: BSS CAPITAL PARTNERS, L.P.,
                                          general partner

                                          By: STERNLICHT HOLDINGS
                                              II, INC., general partner


                                              By: /s/ Madison F. Grose

                                              Name:  Madison F. Grose
                                              Title: Executive Vice President

                                                                       EXHIBIT 8








              ____________________________________________________



                         LIMITED PARTNERSHIP AGREEMENT

                                       OF

                            APMT LIMITED PARTNERSHIP


              ____________________________________________________

                               TABLE OF CONTENTS

                                                                            Page
ARTICLE 1   DEFINITIONS...................................................     1
     1.1    Definitions...................................................     1
            "Accountants".................................................     1
            "Act".........................................................     1
            "Adjusted Capital Account Deficit"............................     1
            "Administrative Expenses".....................................     1
            "Affected Gain"...............................................     1
            "Affiliate"...................................................     2
            "Agreement"...................................................     2
            "APT".........................................................     2
            "Audited Financial Statements"................................     2
            "Average Share Closing Price".................................     2
            "Bankruptcy"..................................................     2
            "Business Day"................................................     2
            "Capital Account".............................................     2
            "Capital Contribution"........................................     3
            "Certificate".................................................     3
            "Certificates"................................................     3
            "Class A Warrant".............................................     3
            "Code"........................................................     3
            "Consent of the Limited Partners".............................     4
            "Contributed Property"........................................     4
            "Control".....................................................     4
            "Declaration of Trust"........................................     4
            "Depreciation"................................................     4
            "Diversified Portfolio".......................................     4
            "Entity"......................................................     5
            "ERISA".......................................................     5
            "Exchange Rights Agreement"...................................     5
            "Formation Agreement".........................................     5
            "GAAP"........................................................     5
            "General Partner".............................................     5
            "Gross Asset Value"...........................................     5
            "Immediate Family"............................................     6
            "Indemnitee"..................................................     6
            "Lien"........................................................     6
            "Limited Partner Representative"..............................     6
            "Limited Partners"............................................     7
            "Liquidating Trustee".........................................     7
            "Majority-In-Interest of the Limited Partners"................     7
            "Minimum Gain Attributable to Partner Nonrecourse Debt".......     7
            "Net Cash Flow"...............................................     7


                                      (i)

            "Net Income"..................................................     7
            "Net Loss"....................................................     7
            "Nonrecourse Deductions"......................................     8
            "Nonrecourse Liabilities".....................................     8
            "Partner Nonrecourse Debt"....................................     8
            "Partner Nonrecourse Deductions"..............................     8
            "Partners"....................................................     8
            "Partnership".................................................     8
            "Partnership Interest"........................................     8
            "Partnership Minimum Gain"....................................     9
            "Partnership Record Date".....................................     9
            "Percentage Interest".........................................     9
            "Person"......................................................     9
            "Property"....................................................     9
            "Purchase Rights".............................................     9
            "Registration Rights Agreement"...............................     9
            "Regulations".................................................     9
            "Regulatory Allocations"......................................     9
            "REIT"........................................................     9
            "REIT Compliance Expenses"....................................     9
            "REIT Expenses"...............................................     9
            "REIT Requirements"...........................................    10
            "Restricted Entity"...........................................    10
            "Rights"......................................................    10
            "SAHI"........................................................    10
            "SAHI Group"..................................................    10
            "SAHI Nominees"...............................................    10
            "SCG".........................................................    10
            "SEC".........................................................    10
            "Section 704(c) Tax Items"....................................    10
            "Share Closing Price".........................................    11
            "Shares"......................................................    11
            "Starwood Mezzanine"..........................................    11
            "Starwood Partnership Agreement"..............................    11
            "Tax Items"...................................................    11
            "Tax Payment Loan"............................................    11
            "Tax Payment Loan Date".......................................    11
            "UBTI"........................................................    11
            "Units".......................................................    11
            "Withholding Tax Act".........................................    11

                                     (ii)

ARTICLE 2   FORMATION AND BUSINESS OF THE PARTNERSHIP.....................    11
     2.1    Formation.....................................................    11
     2.2    Name..........................................................    12
     2.3    Character of the Business.....................................    12
     2.4    Location of Principal Place of Business.......................    12
     2.5    Registered Agent and Registered Office........................    12

ARTICLE 3   TERM..........................................................    13
     3.1    Commencement..................................................    13
     3.2    Dissolution...................................................    13

ARTICLE 4   CAPITAL CONTRIBUTIONS.........................................    13
     4.1    Capital Contributions:  Units.................................    13
     4.2    Purchase Rights...............................................    15
     4.3    Redemption....................................................    15
     4.4    No Third Party Beneficiaries..................................    15

ARTICLE 5   INDEMNIFICATION...............................................    16
     5.1    Indemnification of General Partner............................    16
     5.2    Indemnification of Limited Partners...........................    17
     5.3    Notice of Claims..............................................    17
     5.4    Third Party Claims............................................    18

ARTICLE 6   ALLOCATIONS, DISTRIBUTIONS AND OTHER TAX AND ACCOUNTING
            MATTERS.......................................................    19
     6.1    Allocations...................................................    19
            (a)  Allocation of Net Income and Net Loss....................    19
            (b)  Special Allocations......................................    19
            (c)  Tax Allocations..........................................    22
     6.2    Distributions.................................................    23
     6.3    Books of Account..............................................    23
     6.4    Reports.......................................................    23
     6.5    Tax Elections and Returns.....................................    23
     6.6    Tax Matters Partner...........................................    24
     6.7    Withholding Payments Required by Law..........................    25

ARTICLE 7   RIGHTS, DUTIES AND RESTRICTIONS OF THE GENERAL PARTNER........    26
     7.1    Powers and Duties of General Partner..........................    26
     7.2    [Intentionally Left Blank]....................................    30
     7.3    Reimbursement of the General Partner..........................    30
     7.4    Contracts with Affiliates.....................................    31
     7.5    Title to Partnership Assets...................................    31
     7.6    Reliance by Third Parties.....................................    31
     7.7    Liability of the General Partner..............................    32

                                     (iii)

     7.8    Other Matters Concerning the General Partner..................    33
     7.9    Operation in Accordance with REIT Requirements................    33

ARTICLE 8   DISSOLUTION, LIQUIDATION AND WINDING-UP.......................    34
     8.1    Accounting....................................................    34
     8.2    Documentation of Liquidation..................................    35

ARTICLE 9   TRANSFER......................................................    35
     9.1    General Partner...............................................    35
     9.2    Transfers by Limited Partners.................................    36
     9.3    Certain Restrictions on Transfer..............................    37
     9.4    Effective Dates of Transfers..................................    38
     9.5    Transfer......................................................    38

ARTICLE 10  RIGHTS AND OBLIGATIONS OF THE LIMITED PARTNERS................    39
     10.1   No Participation in Management................................    39
     10.2   Bankruptcy of a Limited Partner...............................    39
     10.3   No Withdrawal.................................................    39
     10.4   Conflicts.....................................................    39
     10.5   Provision of Information......................................    40
     10.6   Limited Partner Representative................................    41
     10.7   Power of Attorney.............................................    41
     10.8   Ownership of Shares...........................................    42
     10.9   Waiver of Fiduciary Duty......................................    42

ARTICLE 11  AMENDMENT OF PARTNERSHIP AGREEMENT, MEETINGS..................    43
     11.1   Amendments....................................................    43
     11.2   Meetings of the Partners; Notices to Partners.................    44

ARTICLE 12  GENERAL PROVISIONS............................................    45
     12.1   No Liability of Directors and Others..........................    45
     12.2   Notices.......................................................    45
     12.3   Controlling Law...............................................    45
     12.4   Execution of Counterparts.....................................    45
     12.5   Severability..................................................    46
     12.6   Entire Agreement..............................................    46
     12.7   Paragraph Headings............................................    46
     12.8   Gender, Etc...................................................    46
     12.9   Number of Days................................................    46
     12.10  Partners Not Agents...........................................    46
     12.11  Assurances....................................................    46
     12.12  Waiver of Partition...........................................    46
     12.13  Angeles Participating Mortgage Trust..........................    46

                                     (iv)

       THE LIMITED PARTNERSHIP INTERESTS REFERRED TO IN THIS AGREEMENT
        HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS
         AMENDED, OR ANY STATE SECURITIES LAWS. REFERENCE IS MADE TO
       ARTICLE 9 OF THIS AGREEMENT FOR PROVISIONS RELATING TO VARIOUS
       RESTRICTIONS ON THE SALE OR OTHER TRANSFER OF THESE INTERESTS.



                         LIMITED PARTNERSHIP AGREEMENT

                                      OF

                           APMT LIMITED PARTNERSHIP



     THIS LIMITED PARTNERSHIP AGREEMENT (this "Agreement") is made and entered into this 26th day of September, 1996, by and between ANGELES PARTICIPATING MORTGAGE TRUST, a California business trust, as general partner, and STARWOOD MEZZANINE INVESTORS, L.P., a Delaware limited partnership, as limited partner, pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act.

     A. Starwood Mezzanine is the owner of certain pass-through participation certificates more specifically described on Exhibit A hereto (the
"Certificates"), which it has agreed to contribute in their entirety to the Partnership pursuant to the Formation Agreement.

     B. APT has agreed to contribute Four Hundred Thousand Dollars ($400,000), in cash, to the Partnership, plus or minus prorations, if any, pursuant to the Formation Agreement.

     C. Starwood Mezzanine and APT have agreed to enter into this Agreement and form the Partnership pursuant to the Formation Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

                                   ARTICLE 1

                                  DEFINITIONS

     1.1  DEFINITIONS.   Except as otherwise herein expressly provided, the
following terms and phrases shall have the meanings as set forth below:

          "ACCOUNTANTS" shall mean the national firm or firms of independent certified public accountants selected by the General Partner on behalf of the Partnership to audit the books and records of the Partnership and to prepare statements and reports in connection therewith.

          "ACT" shall mean the Delaware Revised Limited Partnership Act, as the same may hereafter be amended from time to time.

          "ADJUSTED CAPITAL ACCOUNT DEFICIT" shall mean, with respect to any Partner or holder of Units other than the General Partner, the deficit balance, if any, in such holder's Capital Account as of the end of any relevant fiscal year and after giving effect to the following adjustments:

               (a) credit to such Capital Account any amounts which such holder is obligated or treated as obligated to restore with respect to any deficit balance in such Capital Account pursuant to Section 1.704-1(b)(2)(ii)(c) of the Regulations, or is deemed to be obligated to restore with respect to any deficit balance pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

               (b) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

     The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the requirements of the alternate test for economic effect contained in Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

          "ADMINISTRATIVE EXPENSES" shall mean: (a) all administrative and operating costs and expenses of the Partnership; (b) those administrative costs and expenses of the General Partner, including, but not limited to, salaries and other remunerations paid to trustees, officers and employees of the General Partner and accounting and legal expenses undertaken by the General Partner but only to the extent that the same were incurred directly on behalf or for the benefit of the Partnership; and (c) to the extent not included in clause (b) above and only to the extent permitted by Section 7.3(c) below, REIT Expenses and REIT Compliance Expenses.

          "AFFECTED GAIN" shall have the meaning set forth in Section 6.1(c)(ii) hereof.

          "AFFILIATE" shall mean, with respect to any Partner (or as to any other Person the Affiliates of whom are relevant for purposes of any of the provisions of this Agreement): (a) any member of the Immediate Family of such Partner or Person; (b) any trustee or beneficiary of a Partner which is a trust; (c) any trust for the benefit of any Person referred to in the preceding clauses (a) and (b); or (d) any Entity which directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, any Partner, or Person referred to in the preceding clauses (a) through (c).

          "AGREEMENT" shall mean this Limited Partnership Agreement, as amended, modified, supplemented or restated from time to time, as the context requires.

          "APT" shall mean Angeles Participating Mortgage Trust, a California business trust.

          "AUDITED FINANCIAL STATEMENTS" shall mean financial statements (balance sheets, statement of income, statement of partners' equity and statement of cash flows) prepared in accordance with GAAP and accompanied by an independent auditor's report containing an opinion thereon.

          "AVERAGE SHARE CLOSING PRICE" shall mean the average Share Closing Price for the ten (10) trading day period ending one day prior to the date specified.

          "BANKRUPTCY" shall mean, with respect to any Person: (a) the commencement by such Person of any petition, case or proceeding seeking relief under any provision or chapter of the federal Bankruptcy Code or any other federal or state law relating to insolvency, bankruptcy or reorganization; (b) an adjudication that such Person is insolvent or bankrupt; (c) the entry of an order for relief under the federal Bankruptcy Code with respect to such Person; (d) the filing of any such petition or the commencement of any such case or proceeding against such Person, unless such petition and the case or proceeding initiated thereby are dismissed within ninety (90) days from the date of such filing; or (e) the filing of an answer by such Person admitting the allegations of any such petition.

          "BUSINESS DAY" shall mean any day that is not a Saturday, Sunday or a day on which banking institutions in the State of California are authorized or obligated by law or executive order to close.

          "CAPITAL ACCOUNT" shall mean, as to any Partner or holder of Units, a book account maintained in accordance with the following provisions:

               (a) to each Partner's or holder of Unit's Capital Account there shall be credited the amount of cash contributed by the Partner or holder, the initial Gross Asset Value of any other asset contributed by such Partner or holder to the capital of the Partnership (net of liabilities secured by contributed property that the Partnership assumes or takes subject to), such Partner's or holder's distributive share of Net Income and any other items of income or gain allocated to such Partner or holder, the amount of any Partnership liabilities assumed by the Partner or holder or secured by distributed assets that such Partner or holder takes subject to and any other items in the nature of income or gain that are allocated to such Partner or holder pursuant to Section 6.1 hereof; and

               (b) to each Partner's or holder of Unit's Capital Account there shall be debited the amount of cash distributed to the Partner or holder, the Gross Asset Value of any Partnership asset distributed to such Partner or holder pursuant to any provision of this Agreement (net of liabilities assumed by the Partner or holder or secured by the assets distributed to such Person), such Partner's or holder's distributive share of Net Losses and any other items in the nature of expenses or losses that are allocated to such Partner pursuant to
          Section 6.1 hereof.

     In the event that a Partner's Partnership Interest or a holder of Unit's Units or portion thereof is transferred within the meaning of Section 1.704-1(b)(2)(iv)(f) of the Regulations, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the Partnership Interest, Units or portion thereof so transferred. In the event that the Gross Asset Values of Partnership assets are adjusted, as contemplated in paragraph (b) or (c) of the definition of "Gross Asset Value", the Capital Accounts of the Partners and holders of Units shall be adjusted to reflect the aggregate net adjustments as if the Partnership sold all of its properties for their fair market values and recognized gain or loss for federal income tax purposes equal to the amount of such aggregate net adjustment. This definition of Capital Accounts is intended to comply with the maintenance of capital account provisions of Section 1.704-1(b) of the Regulations and shall be interpreted and applied in a manner consistent therewith.

          "CAPITAL CONTRIBUTION" shall mean, with respect to any Partner, the amount of cash and the initial Gross Asset Value of any Contributed Property (net of liabilities to which such property is subject).

          "CERTIFICATE" shall mean the Certificate of Limited Partnership establishing the Partnership, as filed with the office of the Delaware Secretary of State, as amended from time to time in accordance with the terms of this Agreement and the Act.

          "CERTIFICATES" shall have the meaning set forth in Recital B of this Agreement.

          "CLASS A WARRANT" means the warrant issued to SAHI Partners, a Delaware limited partnership on March 15, 1994 and subsequently assigned to Starwood Mezzanine for the purchase of up to 5,000,000 Shares, subject to adjustment.

          "CODE" shall mean the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

          "CONSENT OF THE LIMITED PARTNERS" shall mean the written consent of a Majority-In-Interest of the Limited Partners given in accordance with
     Section 11.2 hereof, which consent shall be obtained prior to the taking of any action for which it is required by this Agreement and may be given or withheld by a Majority-In-Interest of the Limited Partners, unless otherwise expressly provided herein, in their sole and absolute discretion.

          "CONTRIBUTED PROPERTY" shall mean any property or other asset in such form as may be permitted by the Act, but excluding cash, contributed or deemed contributed to the Partnership with respect to the Partnership Interest held by each Partner.

          "CONTROL" shall mean the ability, whether by the direct or indirect ownership of shares or other equity interests, by contract or otherwise, to elect a majority of the directors of a corporation, to select the managing partner of a partnership, or otherwise to select, or have the power to remove and then select, a majority of those persons exercising governing authority over an Entity. In the case of a limited partnership, the sole general partner, all of the general partners to the extent each has equal management control and authority, or the managing general partner or managing general partners thereof shall be deemed to have control of such partnership and, in the case of a trust, any trustee thereof or any Person having the right to select any such trustee shall be deemed to have control of such trust.

          "DECLARATION OF TRUST" shall mean the Declaration of Trust of APT, originally made and entered into as of April 15, 1988, as restated as of July 18, 1988, as further restated as of September 26, 1996, and as the same may be amended, modified, supplemented, restated or superseded from time to time after the date hereof.

          "DEPRECIATION" shall mean, with respect to any asset of the Partnership for any fiscal year or other period, the depreciation or amortization, as the case may be, allowed or allowable for federal income tax purposes in respect of such asset for such fiscal year or other period, except that if the Gross Asset Value of an asset differs from its adjusted tax basis for federal income tax purposes at the beginning of such fiscal year or other period, Depreciation shall be an amount that bears the same ratio to such Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year or other period bears to such beginning adjusted tax basis and if such adjusted tax basis is zero, the Depreciation shall be based on the method of depreciation, amortization or other cost recovery deduction utilized in preparing the financial statements of the Partnership.

          "DIVERSIFIED PORTFOLIO" shall mean and include (i) mortgage loans to unrelated entities and securities collateralized, in whole or in part, by mortgage loans, as well as direct and indirect and controlling and non-controlling investments in real estate and real estate-related assets including through any Entity or direct ownership; (ii) direct or indirect interests in short term, medium and long-term real estate-related debt securities and mortgage interests, which may include warrants, equity participations or similar rights incidental to a debt investment, excluding interests in which the borrowers are affiliated with APT, (iii) purchase money loans with respect to assets sold by APT, and (iv) non-performing and sub-performing debt for the purpose of either restructuring the same to performing debt or of obtaining primary management rights over or equity interests in the underlying assets securing such debt, in each case, subject to Section 7.1. The Diversified Portfolio may include controlling or non-controlling equity ownership positions in any general category of real estate assets, including without limitation, office, industrial, mini-storage and residential improvements to land, excluding any positions prohibited by Section 7.1 hereof.

          "ENTITY" shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, real estate investment trust or association.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and as interpreted by the applicable regulations thereunder (or any corresponding provisions of succeeding laws and regulations).

          "EXCHANGE RIGHTS AGREEMENT" shall mean the Exchange Rights Agreement, dated the date hereof, by and between APT and Starwood Mezzanine.

          "FORMATION AGREEMENT" shall mean the Formation Agreement, dated September 26, 1996, by and between APT and Starwood Mezzanine.

          "GAAP" shall mean generally accepted accounting principles in effect from time to time.

          "GENERAL PARTNER" shall mean APT, its duly admitted successors and assigns and any other Person who is a general partner of the Partnership at the time of reference thereto.

          "GROSS ASSET VALUE" shall mean, with respect to any asset of the Partnership, such asset's adjusted basis for federal income tax purposes, except as follows:

               (a) the initial Gross Asset Value of any asset contributed by a Partner to the Partnership shall be the gross fair market value of such asset at the time of its contribution as reasonably determined by the General Partner and the contributing Partner;

               (b) the Gross Asset Values of all Partnership assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the General Partner, immediately prior to the following events:

                    (i) a Capital Contribution (other than a de minimis Capital Contribution) to the Partnership by a new or existing Partner as consideration for a Partnership Interest;

                    (ii) the distribution by the Partnership to a Partner of more than a de minimis amount of Partnership property as consideration for the redemption of a Partnership Interest;

                    (iii) the liquidation of the Partnership within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations;
                          and

                    (iv) any other event as to which the General Partner reasonably determines that an adjustment is necessary or appropriate to reflect the relative economic interests of the Partners.

               (c) the Gross Asset Values of Partnership assets distributed to any Partner shall be the gross fair market values of such assets as reasonably determined by the General Partner as of the date of distribution; and

               (d) the Gross Asset Values of Partnership assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations; provided, however, that Gross Asset Values shall not be adjusted pursuant to this paragraph to the extent that the General Partner reasonably determines that an adjustment pursuant to paragraph (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d).

     At all times, Gross Asset Values shall be adjusted by any Depreciation taken into account with respect to the Partnership's assets for purposes of computing Net Income and Net Loss. Any adjustment to the Gross Asset Values of Partnership property shall require an adjustment to the Partner's Capital Accounts.

          "IMMEDIATE FAMILY" shall mean, with respect to any Person, such Person's spouse (then current or former), parents, parents-in-law, descendants, brothers and sisters (whether by whole or half-blood), first cousins, brothers-in-law and sisters-in-law (whether by whole or half-blood), ancestors and lineal descendants.

          "INDEMNITEE" shall mean any Person who is, or at any time on or after the date hereof was a (i) General Partner or (ii) Affiliate, employee, trustee, director, officer, stockholder, agent or Liquidating Trustee of the Partnership or the General Partner.

          "LIEN" shall mean any liens, security interests, mortgages, deeds of trust, pledges, options, rights of first offer or first refusal and any other similar encumbrances of any nature whatsoever.

          "LIMITED PARTNER REPRESENTATIVE" shall have the meaning set forth in
     Section 10.6 hereof.

          "LIMITED PARTNERS" shall mean those Persons listed under the heading "Limited Partners" on the signature page hereto in their respective capacities as limited partners of the Partnership, their permitted successors or assigns as limited partners hereof, and any Person who, at the time of reference thereto, is a limited partner of the Partnership.

          "LIQUIDATING TRUSTEE" shall mean such individual or Entity which is selected as the Liquidating Trustee hereunder by the General Partner, which individual or Entity may include the General Partner or an Affiliate of the General Partner, provided that such Liquidating Trustee agrees in writing to be bound by the terms of this Agreement. The Liquidating Trustee shall be empowered to give and receive notices, reports and payments in connection with the dissolution, liquidation and/or winding up of the Partnership and shall hold and exercise such other rights and powers granted to the General partner herein or under the Act as are necessary or required to conduct the winding-up and liquidation of the Partnership's affairs and to authorize all parties to deal with the dissolution, liquidation and/or winding-up of the Partnership.

          "MAJORITY-IN-INTEREST OF THE LIMITED PARTNERS" shall mean Limited Partner(s) who hold in the aggregate more than fifty (50%) percent of the Percentage Interests then allocable to and held by the Limited Partners, as a class (but excluding any Partnership Interests acquired by the General Partner or any Person controlled by the General Partner or any Person holding as a nominee of the General Partner or of any Person controlled by the General Partner).

          "MINIMUM GAIN ATTRIBUTABLE TO PARTNER NONRECOURSE DEBT" shall mean "partner nonrecourse debt minimum gain" as determined in accordance with
     Section 1.704-2(i)(2) of the Regulations.

          "NET CASH FLOW" shall mean, with respect to any fiscal period of the Partnership, the excess, if any, of "Receipts" over "Expenditures". For purposes hereof, the term "Receipts" means the sum of all cash receipts of the Partnership from all sources for such period and any amounts held as reserves as of the last day of such period, which the General Partner reasonably deems to be in excess of reserves as determined below. The term "Expenditures" means the sum of (a) all cash expenditures of the Partnership for any purpose, including operating expenses and capital expenditures, for such period, (b) the amount of all payments of principal, premium, if any, and interest on account of any indebtedness of the Partnership and (c) such additions to cash reserves as of the last day of such period as the General Partner deems necessary or appropriate for any capital, operating or other expenditure, including, without limitation, contingent liabilities; but the term "Expenditures" shall not include amounts paid from cash reserves previously established by the Partnership.

          "NET INCOME" or "NET LOSS" shall mean for each fiscal year, or other applicable period, an amount equal to the Partnership's net income or loss for such year or period as determined for federal income tax purposes by the Accountants, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a) of the Code shall be included in taxable income or loss), with the following adjustments: (a) by including as an item of gross income any tax-exempt income received by the Partnership; (b) by treating as a deductible expense any expenditure of the Partnership described in Section 705(a)(2)(B) of the Code (including amounts paid or incurred to organize the Partnership (unless an election is made pursuant to Section 709(b) of the Code) or to promote the sale of interests in the Partnership and by treating deductions for any losses incurred in connection with the sale or exchange of Partnership property disallowed pursuant to Section 267(a)(1) or Section 707(b) of the Code as expenditures described in Section 705(a)(2)(B) of the
     Code); (c) in lieu of depreciation, depletion, amortization and other cost recovery deductions taken into account in computing total income or loss, there shall be taken into account Depreciation; (d) gain or loss resulting from any disposition of Partnership property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of such property rather than its adjusted tax basis; (e) in the event of an adjustment of the Gross Asset Value of any Partnership asset which requires that the Capital Accounts of the Partnership be adjusted pursuant to Sections 1.704-1(b)(2)(iv)(e), (f) and (m) of the Regulations, the amount of such adjustment is to be taken into account as additional Net Income or Net Loss pursuant to Section 6.1 hereof; and (f) excluding any items specially allocated pursuant to Section 6.1(b) hereof.

          "NONRECOURSE DEDUCTIONS" shall have the meaning set forth in Sections 1.704-2(b)(1) and (c) of the Regulations and shall be determined in accordance with Section 1.704-2(c) of the Regulations.

          "NONRECOURSE LIABILITIES" shall have the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

          "PARTNER NONRECOURSE DEBT" shall have the meaning set forth in Section 1.704-2(b)(4) of the Regulations.

          "PARTNER NONRECOURSE DEDUCTIONS" shall have the meaning set forth in Section 1.704-2(i)(2) of the Regulations and the amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt shall be determined in accordance with the rules of Section 1.704-2(i) of the Regulations.

          "PARTNERS" shall mean the General Partner and the Limited Partners, their duly admitted successors or assigns, or any Person who is a partner of the Partnership at the time of reference thereto.

          "PARTNERSHIP" shall mean the limited partnership formed under the Act pursuant to this Agreement and any successor thereto.

          "PARTNERSHIP INTEREST" shall mean the ownership interest of a Partner in the Partnership from time to time, including each Partner's Percentage Interest and such Partner's Units.

          "PARTNERSHIP MINIMUM GAIN" shall have the meaning set forth in Section 1.704-2(b)(2) of the Regulations and the amount of Partnership Minimum Gain (and any net increase or decrease thereof) for a fiscal year or other period shall be determined in accordance with the rules of Section 1.704-2(d) of the Regulations.

          "PARTNERSHIP RECORD DATE" means the record date established by the General Partner for distribution of Net Cash Flow pursuant to Section 6.2 hereof, which record date shall be the last day of the calendar month preceding the month in which such distribution is made.

          "PERCENTAGE INTEREST" shall mean, with respect to any Partner, the percentage ownership interest of such Partner in such items of the Partnership as to which the term "Percentage Interests" is applied in this Agreement. The Percentage Interest of a Partner shall be equal to the percentage obtained by dividing (a) the number of Units held by such Partner (including Units held by assignees of such Partner who have not been admitted as Partners) by (b) the total number of issued and outstanding Units.

          "PERSON" shall mean any natural person or Entity.

          "PROPERTY" shall mean any property acquired by or contributed to the Partnership or any property owned by an Entity in which the Partnership has an ownership interest.

          "PURCHASE RIGHTS" shall have the meaning set forth in Section 4.3 hereof.

          "REGISTRATION RIGHTS AGREEMENT" shall mean the Registration Rights Agreement, dated the date hereof, by and between APT and Starwood Mezzanine.

          "REGULATIONS" shall mean the income tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

          "REGULATORY ALLOCATIONS" shall have the meaning set forth in Section 6.1(b)(viii) hereof.

          "REIT" shall mean a real estate investment trust as defined in Section 856 of the Code.

          "REIT COMPLIANCE EXPENSES" shall mean (a) costs and expenses associated with the preparation and filing of any periodic reports by the General Partner under federal, state or local laws or regulations, including filings with the SEC and (b) costs and expenses associated with compliance by the General Partner with laws, rules and regulations promulgated by any regulatory body, including the SEC.

          "REIT EXPENSES" shall mean (a) costs and expenses relating to the continuity of existence of the General Partner, including taxes (other than the General Partner's federal and state income and franchise taxes, if any), fees and assessments associated therewith, any and all costs, expenses or fees payable to any director or trustee of the General Partner, (b) to the extent funded by the General Partner for payment by the Partnership, costs and expenses relating to any offer or registration of securities by the General Partner the net proceeds of which are to be contributed or loaned to the Partnership and all statements, reports, fees and expenses incidental thereto, including underwriting discounts, selling commissions and placement fees applicable to any such offer of securities, (c) Registration Expenses (as defined in the Registration Rights Agreement), and (d) costs and expenses incurred in connection with the listing of the Shares on the American Stock Exchange or any other national securities exchange or national market system.

          "REIT REQUIREMENTS" shall mean the requirements for the General Partner to (a) qualify as a REIT under the Code and Regulations and (b) avoid any federal income or excise tax liability. "REIT Requirements" shall also include the ownership limitation provisions set forth in Section
     6.13 of the Declaration of Trust.

          "RESTRICTED ENTITY" shall mean any "employee benefit plan" as defined in and subject to ERISA, any "plan" as defined in and subject to Section 4975 of the Code, or any entity any portion or all of the assets of which are deemed pursuant to United States Department of Labor Regulation Section 2510.3-101 or otherwise pursuant to ERISA or the Code to be, for purposes of the fiduciary standards or the prohibited transaction provisions of ERISA or Section 4975 of the Code, assets of any such "employee benefit plan" or "plan" which invests in such entity.

          "RIGHTS" shall mean the rights of certain Limited Partners set forth in the Exchange Rights Agreement or the Registration Rights Agreement. No provision of this Agreement shall be interpreted as granting any Partner or holder of Units any Rights or any rights or interest in or to the Exchange Rights Agreement or the Registration Rights Agreement.

          "SAHI" shall mean SAHI Partners, a Delaware limited partnership, SAHI Inc., a Delaware corporation and Starwood Mezzanine.

          "SAHI GROUP" shall mean SAHI, the SAHI Nominees and their representatives and affiliates.

          "SAHI NOMINEES" shall mean the four trustees nominated by, and affiliated with, SAHI who serve on the APT Board of Trustees.

          "SCG" shall mean Starwood Capital Group, L.P., a Delaware limited partnership.

          "SEC" shall mean the United States Securities and Exchange Commission.

          "SECTION 704(c) TAX ITEMS" shall have the meaning set forth in Section 6.1(c)(iii) hereof.

          "SHARE CLOSING PRICE" shall mean, with respect to a particular date, the last reported sales price on such date or, in case no such reported sale takes place on such date, the average of the reported closing bid and asked prices on such date, in either case on the American Stock Exchange, or if the Shares are not then listed or admitted to trading on such exchange, on the principal national securities exchange on which the Shares are then listed or admitted to trading or, if not then listed or admitted to trading on any national securities exchange, the closing sale price on such date of the Shares or, in case no reported sale takes place on such date then, the average of the closing bid and asked prices on such date, on NASDAQ or any comparable system. If the Shares are not then quoted on NASDAQ or any comparable system, the Board of Trustees of the Trust shall in good faith determine the Share Closing Price.

          "SHARES" shall mean the Class A common shares of beneficial interest, par value $1.00 per share, of the General Partner.

          "STARWOOD MEZZANINE" shall mean Starwood Mezzanine Investors, L.P., a Delaware limited partnership.

          "STARWOOD PARTNERSHIP AGREEMENT" shall mean the Amended and Restated Limited Partnership Agreement of Starwood Mezzanine, dated as of November 1, 1994, including all waivers, consents or amendments thereto.

          "TAX ITEMS" shall have the meaning set forth in Section 6.1(c)(i) hereof.

          "TAX PAYMENT LOAN" shall have the meaning set forth in Section 6.7(a) hereof.

          "TAX PAYMENT LOAN DATE" shall have the meaning set forth in Section 6.7(a) hereof.

          "UBTI" shall mean "unrelated business taxable income" as defined in
     Section 512 of the Code.

          "UNITS" shall have the meaning set forth in Section 4.1(c) hereof.

          "WITHHOLDING TAX ACT" shall have the meaning set forth in Section 6.7(a) hereof.

                                   ARTICLE 2

                   FORMATION AND BUSINESS OF THE PARTNERSHIP
                   -----------------------------------------

     2.1 FORMATION. The parties hereto do hereby form a limited partnership effective upon the filing of the Certificate with the Secretary of State of Delaware and pursuant to the provisions of the Act and upon the terms and conditions set forth herein. The parties hereto agree that the rights and liabilities of the Partners shall be as provided herein. The parties hereto shall immediately execute and deliver all certificates and other documents and do all filings, recordings and publishing and other acts as in the judgment of the General Partner may be appropriate to comply with all of the requirements for the formation and continuation of the Partnership as a limited partnership under the Act and the qualification of the Partnership in any jurisdiction in which the Partnership owns property or conducts business.

     2.2 NAME. The name of the Partnership shall be APMT Limited Partnership, or such other name as shall be chosen from time to time by the General Partner in its sole and absolute discretion; provided, however, that the General Partner may not choose the name (or any derivative thereof) of any Limited Partner without the prior written consent of such Limited Partner.

     2.3 CHARACTER OF THE BUSINESS. The purpose of the Partnership shall be to acquire, hold, own, develop, redevelop, construct, improve, maintain, operate, manage, sell, lease, rent, transfer, encumber, mortgage, convey, exchange and otherwise dispose of or deal with the Diversified Portfolio, subject to Section 7.1 and any other real and personal property of all kinds, to undertake such other activities as may be necessary, desirable or appropriate to the business of the Partnership, to engage in such other activities as shall be necessary, desirable or appropriate to effectuate the foregoing purposes; and to otherwise engage in any enterprise or business in which a limited partnership may engage or conduct under the Act. The Partnership shall have all powers necessary, desirable or appropriate to accomplish the purposes enumerated. In connection with the foregoing, but subject to the terms and conditions of this Agreement, the Partnership shall have full power and authority to enter into, perform and carry out contracts of any kind, to borrow money and to issue evidences of indebtedness, whether or not secured by Liens, and, directly or indirectly, to acquire and construct additional Properties necessary or useful in connection with its business.

     2.4 LOCATION OF PRINCIPAL PLACE OF BUSINESS. The location of the principal place of business of the Partnership shall be at 340 N. Westlake Boulevard, Suite 230, Westlake, California 91362 or such other location as shall be selected from time to time by the General Partner in its sole and absolute discretion; provided, however, that the General Partner shall notify the Limited Partners of any change in the location of the principal place of business of the Partnership within thirty (30) days thereafter.

     2.5 REGISTERED AGENT AND REGISTERED OFFICE. The registered agent of the Partnership shall be The Corporation Trust Company or such other Person as the General Partner may select in its sole and absolute discretion. The registered office of the Partnership in the State of Delaware shall be c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801 or such other location as the General Partner may from time to time select in its sole discretion; provided, however, that the General Partner shall notify the Limited Partners of any change in the registered office or registered agent of the Partnership within thirty (30) days thereafter.

                                   ARTICLE 3

                                     TERM

     3.1 COMMENCEMENT. The Partnership's term commenced upon the filing of the Certificate with the Secretary of State of Delaware.

     3.2 DISSOLUTION. The Partnership shall continue until dissolved and terminated upon the occurrence of the earliest of the following events:

          (a) the dissolution, termination, withdrawal, retirement, expulsion or Bankruptcy of a General Partner, unless the Partnership's business is continued as provided in Section 9.1 hereof;

          (b) the election to dissolve the Partnership made in writing by the General Partner and a Majority-In-Interest of the Limited Partners;

          (c) the sale or other disposition of all or substantially all of the assets of the Partnership unless the General Partner elects to continue the Partnership business;

          (d) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Act, which decree is final and not subject to appeal; or

          (e)  December 31, 2096.

                                   ARTICLE 4

                             CAPITAL CONTRIBUTIONS

     4.1  CAPITAL CONTRIBUTIONS:  UNITS.

          (a) As of the date first above written, the Partners have the Percentage Interests in the Partnership as set forth in Exhibit B, which Percentage Interests shall be adjusted to the extent necessary to reflect property exchanges, redemptions or conversions of Partnership Interests, Capital Contributions, the issuance of additional Partnership Interests or any other event having an effect on a Partner's Percentage Interest, in each case to the extent permitted by and in accordance with this Agreement. Except to the extent specifically set forth in this Agreement with respect to the General Partner, the Partners shall have no obligation to make any additional Capital Contributions or loans to the Partnership, even if the failure to do so could result in the Bankruptcy or insolvency of the Partnership or any other adverse consequence to the Partnership.

          (b) The General Partner shall, from time to time, contribute cash or Property to the Partnership such that the General Partner's Percentage Interest shall at all times be at least one percent (1%) and the General Partner's Capital Account balance shall be at least one percent (1%) of the total positive Capital Account balances for the Partnership.

          (c) The interest of a Partner (or an assignee of a Partner) in capital, allocations of Net Income, Net Losses and distributions shall be evidenced by the issuance to such Partner (or assignee) of one or more "Units". The aggregate total of all Units outstanding and the ownership of Units by each Partner, as of the date of this Agreement, are as set forth on Exhibit B hereto.

          (d) From time to time, the General Partner may cause the Partnership to issue additional Partnership Interests to existing or newly-admitted Partners in exchange for additional Capital Contributions (excluding Capital Contributions pursuant to Section 4.1(b)), provided that (i) the Gross Asset Value represented by the existing Partner's Units shall not thereby be decreased and (ii) any dilution of Partnership Interests shall be borne by the General Partner and Limited Partners in proportion to their Percentage Interests prior to such additional contributions. If the General Partner contributes to the Partnership the net proceeds to the General Partner from any offering or sale of Shares (including, without limitation, any issuance of Shares pursuant to the exercise of options, warrants, convertible securities, or similar rights to acquire Shares), the Partnership shall issue to the General Partner an amount of Units equal in number to the number of Shares issued in such offering.

          (e) In the event Starwood Mezzanine exercises the Class A Warrant for at least 2,000,000 Shares, the Board of Trustees of APT shall have the right to cause APT to contribute up to substantially all of APT's theretofore uncontributed assets to the Partnership for additional Partnership Interests (the "Asset Contribution") and, following any such contribution, to cause APT to agree to conduct all of its real estate related investment activities exclusively through the Partnership on such terms and conditions as the APT Board of Trustees agree to at such time.

          (f) Subsequent to the date hereof, any contributions of cash or non-cash assets by Starwood Mezzanine or other Partners (i) shall require the approval of the General Partner, (ii) shall consist of assets which enable APT to continue to meet the REIT Requirements and (iii) with respect to contributions by Starwood Mezzanine and its Affiliates, shall be subject to Section 7.1 hereof.

          (g) No fractional Units shall remain outstanding. In lieu of issuing a fractional Unit to a holder of Units, the number of Units to be held by such holder shall be rounded to the nearest whole Unit.

          (h) In the event of any change in the outstanding number of Shares by reason of any share dividend, split, reverse split, recapitalization, merger, consolidation or combination, the number of Units held by each Partner (or assignee) shall be proportionately adjusted such that, to the extent possible, one Unit remains the equivalent of one Share without dilution; provided that APT has contributed substantially all of

     APT's theretofore uncontributed assets to the Partnership pursuant to
     Section 4.1(e) hereof. It is the intent of the Partners that, to the extent possible the number of Units held by the General Partner shall at all times equal the number of issued and outstanding Shares; provided that APT has contributed substantially all of APT's theretofore uncontributed assets to the Partnership pursuant to Section 4.1(e) hereof.

          (i) The General Partner without notice may require at any time, or retroactively, withdrawal of all or any portion of the Capital Account of any Limited Partner (i) that the General Partner determines is a benefit plan investor (within the meaning of Department of Labor Regulations (S) 2510.3-101(f)(2)) in order for the assets of the Partnership not to be treated as plan assets under ERISA, (ii) which made a material misrepresentation to the General Partner in connection with its purchase of Units, or (iii) if such Limited Partner's ownership of Units would result in the violation of any law or regulation applicable to the Partnership or a Partner. The Limited Partner thus designated shall withdraw from the Partnership or withdraw that portion of its Partner Capital Account specified in such notice, as the case may be, as of the close of business on such date as determined by the General Partner. In addition to any payment to the Limited Partner for its Capital Account, if the General Partner requires withdrawal of the Limited Partner pursuant to clause (i) above then the Limited Partner shall be entitled to an additional payment equal to the amount, if any, that the Average Share Closing Price for the Shares representing the Units which may be exchanged for such Shares which would be redeemed upon withdrawal of all or any portion of the withdrawn Capital Account on the date of withdrawal exceeds all or such portion of the withdrawn Capital Account.

     4.2 PURCHASE RIGHTS. If the General Partner grants, issues or sells any options, convertible securities or rights to purchase shares, warrants, or other property pro rata to the record holders of Shares (collectively, "Purchase Rights"), the Partners shall, to the extent practicable and consistent with the other provisions of this Agreement, be entitled to acquire from the Partnership interests in the Partnership that are substantially similar in amount, tone and tenor to the Purchase Rights to which such Partners would be entitled if such Partners had converted their Units into Shares immediately prior to the grant, issue or sale of the Purchase Rights; provided that APT has contributed substantially all of APT's theretofore uncontributed assets to the Partnership pursuant to Section 4.1(e) hereof.

     4.3 REDEMPTION. If the General Partner shall redeem any of its outstanding Shares (including the issuance of cash in lieu of fractional Shares), the Partnership shall concurrently therewith redeem an equal number of Units held by the General Partner for the same price as paid by the General Partner for the redemption of such Shares; provided that APT has contributed substantially all of APT's theretofore uncontributed assets to the Partnership pursuant to Section 4.1(e) hereof. Similar redemptions of interests of the General Partner in the Partnership shall occur if any other outstanding securities of the General Partner are redeemed or otherwise retired.

     4.4 NO THIRD PARTY BENEFICIARIES. No creditor or other third party shall have the right to enforce any right or obligation of any Partner to make Capital Contributions or loans or to pursue any other right or remedy hereunder or at law or in equity, it being understood and agreed that the provisions of this Agreement shall be solely for the benefit of, and may be enforced solely by, the parties hereto and their respective successors and assigns. None of the rights or obligations of the Partners herein set forth to make Capital Contributions or loans to the Partnership shall be deemed an asset of the Partnership for any purpose by any creditor or other third party, nor may such rights or obligations be sold, transferred or assigned by the Partnership or pledged or encumbered by the Partnership to secure any debt or other obligation of the Partnership or of any of the Partners.

                                   ARTICLE 5

                                INDEMNIFICATION

     5.1  INDEMNIFICATION OF GENERAL PARTNER.

          (a) To the fullest extent permitted by law, the Partnership shall and does hereby indemnify an Indemnitee against and from all liability, demands, claims, actions or causes of action, assessments, losses, fines, penalties, costs, damages and expenses (including, without limitation, reasonable attorneys' and accountants' fees and expenses) (the "Losses") sustained or incurred by such Indemnitee as a result of or arising out of any action, suit or proceeding (including mediation and arbitration proceedings) arising out of or relating to the formation, business or operations of the Partnership in which any Indemnitee may be involved, or is threatened to be involved, as a party, witness or otherwise, by reason of the fact that such Person was an Indemnitee, whether or not the same shall proceed to judgment or be settled or otherwise be brought to a conclusion; provided that such indemnification is not available to the Indemnitee if the act or omission of the Indemnitee was material to the matter giving rise to the proceeding and was committed with fraud, gross negligence or willful misconduct. The termination of any proceeding by judgment, order or settlement does not create a presumption that the Indemnitee did not meet the requisite standard of conduct set forth in this
     Section 5.1(a). Any indemnification pursuant to this Section 5.1 shall be made only out of the assets of the Partnership and no Partner shall have any personal liability therefor. The provisions of this Section 5.1 are for the benefit of the Indemnitees, their heirs, successors, assigns, personal representatives and administrators, and shall not be deemed to created any rights for the benefit of any other Person. The foregoing notwithstanding, the General Partner shall not be entitled to indemnification from the Partnership with respect to matters provided for in Section 7.2 of the Formation Agreement.

          (b) Reasonable expenses incurred by an Indemnitee who is a party or witness in a proceeding shall be paid or reimbursed by the Partnership in advance of the final disposition of the proceeding upon receipt by the Partnership of (i) a written affirmation by the Indemnitee of the Indemnitee's good faith belief that the standard of conduct necessary for indemnification by the Partnership, as authorized in this Section 5.1, has been met, and (ii) a written undertaking by or on behalf of the Indemnitee to repay the amount paid or reimbursed if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified hereunder.

          (c) The indemnification provided by this Section 5.1 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, as a matter of law, or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity. The Partnership shall purchase and maintain insurance, on behalf of the Indemnitees, against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement. An Indemnitee shall not be denied indemnification in whole or in part under this Section 5.1 solely because the Indemnitee had an interest in the transaction with respect to which the indemnification applies.

          (d) For purposes of this Section 5.1, excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute fines within the meaning of this Section 5.1 and actions taken or omitted by the Indemnitee with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Partnership.

     5.2 INDEMNIFICATION OF LIMITED PARTNERS. From and after the date hereof, the Partnership shall indemnify and hold harmless each Limited Partner, its Affiliates, employees, officers, directors and agents against and from all liability, demands, claims, actions or causes of action, assessments, losses, fines, penalties, costs, damages and expenses (including, without limitation, reasonable attorneys and accountants fees and expenses) sustained or incurred by such Limited Partner or Affiliate or any assignee or successor thereof (including, without limitation, any permitted assignee of a Limited Partner under Article 9 hereof) as a result of or arising out of any action, suit or proceeding (including mediation and arbitration proceedings) (a) arising out of or relating to the operation of the Partnership's business or the Limited Partner being a Partner in the Partnership (excluding, specifically, actions, suits or proceedings arising out of actual or alleged material breaches of a Partner's representations, warranties or covenants hereunder or pursuant to the Formation Agreement or other breaches set forth in Section 7.1 of the Formation Agreement or arising out of acts by a Limited Partner other than in its capacity as such) and (b) naming a Limited Partner or any of its Affiliates as a party to such proceeding. Any indemnification pursuant to this Section 5.2 shall be made only out of the assets of the Partnership and no Partner shall have any personal liability therefor. The provisions of this Section 5.2 are for the benefit of the Limited Partners, their Affiliates (excluding the General Partner), employees, officers, directors and agents, and shall not be deemed to create any rights for the benefit of any other Persons.

     5.3 NOTICE OF CLAIMS. If any Person believes that it is entitled to indemnification under this Article 5, such Person shall so notify the Partnership promptly in writing describing such claim for indemnification, the amount thereof, if known, and the method of computation, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such claim shall have occurred; provided, however, that the omission by such indemnified party to give notice as provided herein shall not relieve the Partnership of its indemnification obligation under this Article 5 except to the extent that the Partnership is materially damaged as a result of such failure to give notice. If any action at law or suit in equity is instituted by or against a third party with respect to which any of the Persons entitled to indemnification under this Article 5 intends to make a claim for indemnification under this Article 5, any such Person shall promptly notify the Partnership of such action or suit; provided, however, that the omission by such indemnified party to give notice as provided herein shall not relieve the Partnership of its indemnification obligation under this Article 5 except to the extent that the Partnership is materially damaged as a result of such failure to
give notice.    Any Person entitled to indemnification hereunder shall use reasonable efforts to minimize the amount of any claim for indemnification hereunder.

     5.4 THIRD PARTY CLAIMS. In the event of any claim for indemnification hereunder resulting from or in connection with any claim or legal proceeding by a third party, the indemnified Person shall give such notice thereof to the Partnership not later than twenty (20) business days prior to the time any response to the asserted claim is required, if possible, and in any event within fifteen (15) days following the date such indemnified Person has actual knowledge thereof; provided, however, that the omission by such indemnified Person to give notice as provided herein shall not relieve the Partnership of its indemnification obligation under this Article 5 except to the extent that the Partnership is materially damaged as a result of such failure to give notice. In the event of any such claim for indemnification resulting from or in connection with a claim or legal proceeding by a third party, the Partnership may, at its sole cost and expense, assume the defense thereof; provided, however, that counsel for the Partnership, who shall conduct the defense of such claim or legal proceeding, shall be reasonably satisfactory to the indemnified Person; and provided, further, that if the defendants in any such actions include both the indemnified Persons and the Partnership and the indemnified Persons shall have reasonably concluded based on a written opinion of counsel that there may be legal defenses or rights available to them which have not been waived and are in actual or potential conflict with those available to the Partnership, the indemnified Persons shall have the right to select one law firm reasonably acceptable to the Partnership to act as separate counsel, on behalf of such indemnified Persons, at the expense of the Partnership. Unless the indemnified Persons are represented by separate counsel pursuant to the second proviso of the immediately preceding sentence, if the Partnership assumes the defense of any such claim or legal proceeding, it shall not consent to entry of any judgment, or enter into any settlement, that (a) is not subject to indemnification in accordance with the provisions in this Article 5, (b) provides for injunctive or other non-monetary relief affecting the indemnified Persons or (c) does not include as an unconditional term thereof the giving by each claimant or plaintiff to such indemnified Persons of a release from all liability with respect to such claim or legal proceeding, without the prior written consent of the indemnified Persons (which consent, in the case of clauses (b) and (c), shall not be unreasonably withheld or delayed); and provided, further, that, unless the indemnified Persons are represented by separate counsel pursuant to the second proviso of the immediately preceding sentence, the indemnified Person may, at their own expense, participate in any such proceeding with the counsel of their choice without any right of control thereof. So long as the Partnership is in good faith defending such claim or proceeding, the indemnified Persons shall not compromise or settle such claim or proceeding without the prior written consent of the Partnership, which consent shall not be unreasonably withheld or delayed. If the Partnership does not assume the defense of any such claim or litigation in accordance with the terms hereof, the indemnified Persons may defend against such claim or litigation in such manner as they may deem appropriate, including, without limitation, settling such claim or litigation (after giving prior written notice of the same to the Partnership and obtaining the prior written consent of the Partnership, which consent shall not be unreasonably withheld or delayed) on such terms as the indemnified Persons may deem appropriate, and the Partnership will promptly indemnify the indemnified Persons in accordance with the provisions of this Article 5.

                                   ARTICLE 6

                 ALLOCATIONS, DISTRIBUTIONS AND OTHER TAX AND
                              ACCOUNTING MATTERS

     6.1 ALLOCATIONS. The Net Income, Net Loss and other Partnership items shall be allocated pursuant to the provisions of this Section 6.1 hereto.

          (A)  ALLOCATION OF NET INCOME AND NET LOSS.

               (i) Net Income. Except as otherwise provided herein, Net Income for any fiscal year or other applicable period shall be allocated in the following order and priority:

                    (A) First, to the General Partner, until the cumulative Net Income allocated pursuant to this clause (i)(A) for the current and all prior periods equals the cumulative Net Loss allocated pursuant to the second sentence of clause (ii) hereof for all prior periods; and

                    (B) Thereafter, the balance of the Net Income, if any, shall be allocated to the holders of Units in accordance with their respective holdings of Units.

               (ii) Net Loss. Except as otherwise provided herein, Net Loss of the Partnership for each fiscal year or other applicable period shall be allocated to the holders of Units in accordance with their respective holdings of Units. The preceding sentence notwithstanding, to the extent any Net Loss allocated to a holder would cause such a holder to have an Adjusted Capital Account Deficit as of the end of the fiscal year to which such Net Loss relates, such Net Loss shall not be allocated to such holder and instead shall be allocated to the General Partner.

          (B) SPECIAL ALLOCATIONS. Notwithstanding any provisions of Section 6.1(a) hereof, the following special allocations shall be made in the following order:

               (i) Minimum Gain Chargeback. Notwithstanding any other provision of this Article 6, if there is a net decrease in Partnership Minimum Gain for any Partnership fiscal year (except as a result of conversion or refinancing of Partnership indebtedness, certain capital contributions or revaluation of the Partnership property as further outlined in Section 1.704-2(f) of the Regulations), each holder of Units shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to that holder's share of the net decrease in Partnership Minimum Gain as determined under Section 1.704-2(g) of the Regulations. The items to be so allocated shall be determined in accordance with Section 1.704-2(f) of the Regulations. This clause
          (i) is intended to comply with the minimum gain chargeback requirement in said section of the Regulations and shall be interpreted consistently therewith. Allocations pursuant to this clause (i) shall be made in proportion to the respective amounts required to be allocated to each holder of Units pursuant hereto.

               (ii) Minimum Gain Chargeback Attributable to Partner Nonrecourse Debt. Notwithstanding any other provision of this Article 6, if there is a net decrease in Minimum Gain Attributable to Partner Nonrecourse Debt during any fiscal year (other than due to the conversion, refinancing or other change in the debt instrument causing it to become partially or wholly nonrecourse, certain capital contributions, or certain revaluations of Partnership property (as further outlined in Section 1.704-2(i)(4) of the Regulations), each holder of Units shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to the holder's share of the net decrease in the Minimum Gain Attributable to Partner Nonrecourse Debt as determined under Section 1.704-2(i) of the Regulations. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and (j)(2) of the Regulations. This clause (ii) is intended to comply with the minimum gain chargeback requirement with respect to Partner Nonrecourse Debt contained in said section of the Regulations and shall be interpreted consistently therewith. Allocations pursuant to this clause (ii) shall be made in proportion to the respective amounts required to be allocated to each holder of Units.

               (iii)  Qualified Income Offset.   In the event a holder of Units
          unexpectedly receives any adjustments, allocations or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Regulations and such holder has an Adjusted Capital Account Deficit, items of Partnership income and gain shall be specially allocated to such holder in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit as quickly as possible, provided that an allocation pursuant to this Section 6.1(b)(iii) shall be made only if and to the extent that such holder would have an Adjusted Capital Account Deficit after all other allocations provided for in this
          Article VI have been tentatively made as if this Section 6.1(b)(iii) were not in the Agreement. This clause (iii) is intended to constitute a "qualified income offset" under Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

               (iv) Gross Income Allocation. In the event any holder of Units has a deficit Capital Account at the end of any fiscal year which is in excess of the sum of (x) the amount such holder is obligated to restore pursuant to any provision of this Agreement and (y) the amount such holder is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, each such holder shall be specially allocated items of Partnership income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 6.1(b)(iv) shall be made only if and to the extent that such holder would have a Capital Account deficit in excess of such sum after all other allocations provided for in this Article 6 have been made as if
          Section 6.1(b)(iii) hereof and this Section 6.1(b)(iv) were not in the Agreement.

               (v) Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year or other applicable period shall be allocated to the holders of Units in accordance with their respective holdings of Units. For purposes of Section 1.752-3(a)(3) of the Regulations, "excess nonrecourse liabilities" shall be allocated among the holders of Units in proportion to their respective holdings of Units.

               (vi) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any fiscal year or other applicable period shall be specially allocated to the holder of Units that bears the economic risk of loss with respect to the Partner Nonrecourse Debt in respect of which such Partner Nonrecourse Deductions are attributable (as determined under Sections 1.704-2(b)(4) and (i)(1) of the Regulations).

               (vii) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or Section 743(b) of the Code is required, pursuant to Section 1.704-1(b)(2)(iv)(m)(2) or Section 1.704-1(b)(2)(iv)(m)(4) of the
          Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to holders of Units in accordance with their interests in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such sections of the Regulations.

               (viii) Curative Allocations. The Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss, and deduction among the holders of Units so that, to the extent possible, the cumulative net amount of allocations of Partnership items under Sections 6.1(a) and (b) hereof shall be equal to the net amount that would have been allocated to each holder of Units if the Regulatory Allocations had not occurred. This subparagraph (viii) is intended to minimize to the extent possible and to the extent necessary any economic distortions which may result from application of the Regulatory

          Allocations and shall be interpreted in a manner consistent therewith. For purposes hereof, "Regulatory Allocations" shall mean the allocations provided under this Section 6.1(b) (other than this subparagraph) and allocations pursuant to the last sentence of Section 6.1(a)(ii) hereof.

               (ix) Varying Interests. In the event the number of Units outstanding during a fiscal year changes, the allocations pursuant to this Article 6 shall be made by the General Partner to take such varying interests into account in any reasonable manner permitted under the Code and the Regulations.

          (c)  Tax Allocations.

               (i) Generally. Subject to clauses (ii) and (iii) hereof, items of income, gain, loss, deduction and credit to be allocated for income tax purposes (collectively, "Tax Items") shall be allocated among the holders of Units on the same basis as the Partnership's books of account maintained pursuant to Section 6.3 hereof.

               (ii) Recapture. If any portion of gain from the sale of property is treated as gain which is ordinary income by virtue of the application of Sections 467, 751, 1245 or 1250 of the Code ("Affected Gain"), then (A) such Affected Gain shall be allocated among the holders of Units in the same proportion that the depreciation and amortization deductions giving rise to the Affected Gain were allocated to such holders or to their predecessors in interest and (B) other Tax Items of gain of the same character that would have been recognized, but for the application of Sections 467, 751, 1245 and/or 1250 of the Code, shall be allocated away from those holders of Units who are allocated Affected Gain pursuant to clause (A) so that, to the extent possible, the other holders of Units are allocated the same amount, and type, of capital gain that would have been allocated to them had Sections 467, 751, 1245 and/or 1250 of the Code not applied. For purposes hereof, in order to determine the proportionate allocations of depreciation and amortization deductions for each fiscal year or other applicable period, such deductions shall be deemed allocated on the same basis as Net Income or Net Loss for such respective period.

               (iii) Allocations Respecting Section 704(c) of the Code and Revaluations. Property contributed to the Partnership shall be subject to Section 7.04(c) of the Code and the Regulations thereunder so that, notwithstanding paragraph (b) hereof, taxable gain from disposition, taxable loss from disposition and tax depreciation with respect to Partnership property that is subject to Section 704(c) of the Code and/or Section 1.704-1(b)(2)(iv)(f) of the Regulations (collectively, "Section 704(c) tax Items") shall be allocated on a property by property basis in accordance with said Code Section and/or the Regulations thereunder, as the case may be. The allocation of Section 704(c) Tax Items shall be made pursuant to the "traditional method" of
          Section 1.704-3(b) of the Regulations. The General Partner will not specially allocate Tax Items (other than the Section 704(c) Tax Items) to cure for the effect of the ceiling rule. Allocations pursuant to this Section 6.1(c)(iii) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, the Capital Account or share of Net Income, Net Loss, other items or distributions of any holder of Units pursuant to any provision of this Agreement.

               (iv) Tax Credits and Other Items. Tax credits and other items shall be allocated in accordance with the holdings of Units to the extent permitted under Section 1.704-1(b)(4)(ii) of the Regulations or other applicable provision of the Code and Regulations and otherwise in accordance with such provisions.

     6.2 DISTRIBUTIONS. The General Partner shall cause the Partnership to distribute all, or such portion as the General Partner may in its reasonable discretion determine after setting aside reasonable reserves for Partnership purposes, of Net Cash Flow to the holders of Units who are holders on the Partnership Record Date with respect to such distribution. Net Cash Flow shall be distributed monthly. All such distributions shall be made pro rata in accordance with the holders' ownership of Units. Notwithstanding the foregoing, the General Partner is authorized to cause the Partnership to distribute sufficient amounts, pro rata by ownership of Units, to enable the General Partner to pay shareholder dividends that will satisfy the REIT Requirements arising with respect to the General Partner's share of Net Income.

     6.3 BOOKS OF ACCOUNT. At all times during the continuance of the Partnership, the General Partner shall maintain or cause to be maintained full, true, complete and correct books of account in accordance with GAAP, using the calendar year as the fiscal and taxable year of the Partnership. In addition, the Partnership shall keep all records required to be kept pursuant to the Act.

     6.4 REPORTS. The General Partner shall cause to be sent to the Limited Partners promptly after receipt of the same from the Accountants and in no event later than sixty (60) days after the close of each fiscal year of the Partnership, copies of Audited Financial Statements for the Partnership, or of the General Partner if such statements are prepared solely on a consolidated basis with the General Partner, for the immediately preceding fiscal year of the Partnership. The Partnership shall also cause to be prepared such reports and/or information as are necessary for the General Partner to determine its qualification as a REIT and its compliance with REIT Requirements.

     6.5 TAX ELECTIONS AND RETURNS. All elections required or permitted to be made by the Partnership under any applicable tax law shall be made by the General Partner in its sole and absolute discretion, except that the General Partner shall, if requested by a Limited Partner or desired by the General Partner, file an election on behalf of the Partnership pursuant to Section 754 of the Code to adjust the basis of the Partnership property in the case of a transfer of a Partnership Interest or distribution from the Partnership, including transfers made in connection with the exercise of the Rights, made in accordance with the provisions of the Agreement. The General Partner shall cause the Accountants to prepare and submit to the Limited Partner Representative on or before February 15th of each year for review drafts of all federal and state income tax returns of the Partnership. If the Limited Partner Representative determines that any modifications to the tax returns of the Partnership should be considered, the Limited Partner Representative shall, within fifteen (15) days following receipt of such tax returns from the Accountants or the General Partner, indicate to the Accountants or to the General Partner the suggested revisions to the tax returns, which returns shall be resubmitted to the Limited Partner Representative for its review (but not approval). The Limited Partner Representative shall complete their review of the resubmitted returns within ten
(10) days after receipt thereof from the Accountants or the General Partner. The General Partner shall consult in good faith with the Limited Partner Representative regarding any proposed modifications to the tax returns of the Partnership. The General Partner shall be responsible for preparing and filing all federal and state tax returns for the Partnership and furnishing copies thereof to the Partners, together with required Partnership schedules showing allocations of tax items, within the period of time prescribed by law. The General Partner shall use reasonable efforts to make available to the holders of Units final K-1's not later than March 1st of each year.

     6.6 TAX MATTERS PARTNER. The General Partner is hereby designated as the Tax Matters Partner within the meaning of Section 6231(a)(7) of the Code (and any corresponding provisions of state and local law) for the Partnership; provided, however, that (a) in exercising its authority as Tax Matters Partner, the General Partner shall be limited by the provisions of this Agreement affecting tax aspects of the Partnership; (b) the General Partner shall consult in good faith with the Limited Partner Representative regarding the filing of an administrative adjustment request with respect to the Partnership before filing such request, it being understood, however, that the provisions hereof shall not be construed to limit the ability of any Partner, including the General Partner, to file an administrative adjustment request on its own behalf pursuant to
Section 6227(a) of the Code; (c) the General Partner shall consult in good faith with the Limited Partner Representative regarding the filing of a petition for judicial review of an administrative adjustment request under Section 6228 of the Code, or a petition for judicial review of a final partnership administrative judgment under Section 6226 of the Code relating to the Partnership before filing such petition; (d) the General Partner shall give prompt notice to the Limited Partner Representative and any notice partners under Section 6231 of the Code of the receipt of any written notice that the Internal Revenue Service intends to examine or audit Partnership income tax returns for any year, receipt of written notice of the beginning of an administrative proceeding at the Partnership level relating to the Partnership under Section 6223 of the Code, receipt of written notice of the final Partnership administrative adjustment relating to the Partnership pursuant to
Section 6223 of the Code, receipt of any request relating to the Partnership pursuant to Section 6223 of the Code, and receipt of any request from the Internal Revenue Service for waiver of any applicable statute of limitations with respect to the filing of any tax return by the Partnership; and (e) the General Partner shall promptly notify the Limited Partner Representative if the General Partner does not intend to file for judicial review with respect to the Partnership. Similar provisions shall apply in the case of any audit or examination by a state or local taxing authority.

     6.7  WITHHOLDING PAYMENTS REQUIRED BY LAW.

          (a) Unless treated as a Tax Payment Loan (as hereinafter defined), any amount paid by the Partnership for or with respect to any holder of Units on account of any withholding tax or other tax payable with respect to the income, profits or distributions of the Partnership pursuant to the Code, the Regulations, or any state or local statute, regulation, notice, ruling or ordinance requiring such payment (a "Withholding Tax Act") shall be treated as a distribution to such holder for all purposes of this Agreement, consistent with the character or source of the income, profits or cash which gave rise to the payment or withholding obligation. To the extent that the amount required to be remitted by the Partnership under the Withholding Tax Act exceeds the amount then otherwise distributable to such holder, unless and to the extent that funds shall have been provided by such holder pursuant to the last sentence of this Section 6.7(a), the excess shall constitute a loan from the Partnership to such holder (a "Tax Payment Loan") which shall be payable to the Partnership upon its demand to such holder and shall bear interest, from the date that the Partnership makes the payment to the relevant taxing authority, at the rate announced from time to time by Citibank, N.A. (or any successor thereto) as its "prime rate" plus 300 basis points (3.0%), compounded monthly (but in no event higher than the highest interest rate permitted by applicable law). So long as any Tax Payment Loan to any holder of Units or the interest thereon remains unpaid, the Partnership shall make future distributions due to such holder under this Agreement by applying the amount of any such distributions first to the payment of any unpaid interest on such Tax Payment Loan and then to the repayment of the principal thereof, and no such future distributions shall be paid to such holder until all of such principal and interest has been paid in full. If the amount required to be remitted by the Partnership under the Withholding Tax Act exceeds the amount then otherwise distributable to a holder of Units, the Partnership shall notify such holder at least five (5) business days in advance of the date upon which the Partnership would be required to make a Tax Payment Loan under this Section 6.7(a) (the "Tax Payment Loan Date") and provide such holder the opportunity to pay to the Partnership, on or before the Tax Payment Loan Date, all or a portion of such deficit.

          (b) The General Partner shall have the authority to take all actions necessary to enable the Partnership to comply with the provisions of any Withholding Tax Act applicable to the Partnership and to carry out the provisions of this Section 6.7. Nothing in this Section 6.7 shall create any obligation on the General Partner to advance funds to the Partnership or to borrow funds from third parties in order to make any payments on account of any liability of the Partnership under a Withholding Tax Act.

          (c) In the event that a Tax Payment Loan is not paid by a holder of Units within thirty (30) days after written demand therefor is made by the General Partner, the General Partner may cause all distributions that would otherwise be made to such holder to be retained by the Partnership, or sell such holder's Units for sale proceeds, in each case up to the amount necessary to repay such Tax Payment Loan, including all accrued and unpaid interest thereon, and such retained distributions or sale proceeds shall be applied against, first, the accrued interest on and, second, the principal of, such Tax Payment Loan.

                                   ARTICLE 7

            RIGHTS, DUTIES AND RESTRICTIONS OF THE GENERAL PARTNER


     7.1  POWERS AND DUTIES OF GENERAL PARTNER.

          (a) The General Partner shall be responsible for the management of the Partnership's business and affairs. Except as otherwise herein expressly provided, the General Partner shall have, and is hereby granted, full and complete power, authority and discretion to take such action for and on behalf of the Partnership and in its name as the General Partner shall, in its sole and absolute discretion, deem necessary or appropriate to carry out the Partnership's business and the purposes for which the Partnership was organized. Except as otherwise expressly provided herein, the General Partner shall, on behalf of, and at the expense of, the Partnership have the right, power and authority:

               (1) to manage, control, invest, reinvest, acquire by purchase, lease or otherwise, sell, contract to purchase or sell, grant, obtain, or exercise options to purchase, options to sell or conversion rights, assign, transfer, convey, deliver, endorse, exchange, pledge, mortgage, abandon, improve, repair, maintain, insure, lease for any term and otherwise deal with any and all property and debt instruments of whatsoever kind and nature, and wheresoever situated, in furtherance of the business or purposes of the Partnership;

               (2) to acquire, directly or indirectly, interests in and with respect to real estate of any kind and of any type (except as excluded herein), and any and all kinds of interest therein (including, without limitation, Entities investing therein) and to determine the manner in which title thereto is to be held; to manage (directly or through property managers, asset managers or servicers), insure against loss, protect and subdivide any of the real estate, interests therein or parts thereof; to improve, develop or redevelop any such real estate, to participate in the ownership and development of any property; to dedicate for public use, to vacate any subdivisions or parts thereof, to resubdivide, to contract to sell, to grant options to purchase or lease, to sell on any terms; to convey, mortgage, pledge or otherwise encumber said property, or any part thereof; to lease said property or any part thereof from time to time, upon any terms and for any period of time, and to renew or extend leases, to amend, change or modify the terms and provisions of any leases and to grant options to lease and options to renew leases and options to purchase; to partition or to exchange said real property, or any part thereof, for other real or personal property; to grant easements or charges of any kind; to release, convey, or assign any right, title or interest in or about or easement appurtenant to said property or any part thereof; to construct and reconstruct, remodel, alter, repair, add to or take from buildings on any property in which the Partnership owns an interest; to insure any Person having an interest or responsibility for the care, management or repair of such property; to direct the trustee of any land trust to mortgage, lease, convey or contract to convey the real estate held in such land trust or to execute and deliver deeds, mortgages, notes and any and all documents pertaining to the property subject to such land trust or in any matter regarding such trust; and to execute assignments of all or any part of the beneficial interest in such land trust; to accept prepayment of, restructure, extend, foreclose upon, accept a deed in lieu of foreclosure or otherwise deal with debt instruments;

               (3) to employ, engage, indemnify or contract with or dismiss from employment or engagement Persons to the extent deemed necessary or appropriate by the General Partner for the operation and management of the Partnership business, including, but not limited to, contractors, subcontractors, engineers, architects, surveyors, mechanics, consultants, accountants, attorneys, insurance brokers, real estate brokers and others;

               (4) to enter into contracts on behalf of the Partnership, and to cause all Administrative Expenses to be paid;

               (5) to borrow or loan money, obtain or make loans and advances from and to any Person for Partnership purposes, and to apply for and secure from or accept and grant to any Person credit or accommodations; to contract liabilities and obligations (including interest rate swaps, caps and hedges) of every kind and nature with or without security; and to repay, collect, discharge, settle, adjust, compromise or liquidate any such loan, advance, obligation or liability;

               (6) to grant security interests, mortgage, assign, deposit, deliver, enter into sale and leaseback arrangements or otherwise give as security or as additional or substitute security or for sale or other disposition any and all Partnership property, tangible or intangible, including, but not limited to, personal property and real estate and interests in land trusts, and to make substitutions thereof, and to receive any proceeds thereof upon the release or surrender thereof; to sign, execute and deliver any and all assignments, deeds, bills of sale and contracts and instruments in writing, to authorize, give, make, procure, accept and receive moneys, payments, property notices, demands, protests and authorize and execute waivers of every kind and nature; to enter into, make, execute, deliver and receive agreements, undertakings and instruments of every kind and nature; and generally to do any and all other acts and things incidental to any of the foregoing or with reference to any dealings or transactions which the General Partner may deem necessary, proper or advisable to effect or accomplish any of the foregoing, or to carry out the business and purposes of the Partnership;

               (7) to acquire and enter into any contract of insurance (including, without limitation, general partner liability and partnership reimbursement Insurance policies) which the General Partner may deem necessary or appropriate;

               (8) to conduct any and all banking transactions on behalf of the Partnership, to adjust and settle checking, savings and other accounts with such institutions as the General Partner shall deem appropriate, to draw, sign, execute, accept, endorse, guarantee, deliver, receive and pay any checks, drafts, bills of exchange, acceptances, notes, obligations, undertakings and other instruments for or relating to the payment of money in, into or from any account in the Partnership's name; to make deposits into and withdrawals from the Partnership's bank accounts and to negotiate or discount commercial paper, acceptances, negotiable instruments, bills of exchange and dollar drafts;

               (9) to demand, sue for, receive and otherwise take steps to collect or recover all debts, rents, proceeds, interest, dividends, goods, chattels, income from property, damages and all other property, to which the Partnership may be entitled or which are or may become due the Partnership from any Person; to commence, prosecute or enforce, or to defend, answer or oppose, contest and abandon all legal proceedings in which the Partnership is or may hereafter be interested; and to settle, compromise, or submit to arbitration any accounts, debts, claims, disputes and matters which may arise between the Partnership and any other Person and to grant an extension of time for the payment or satisfaction thereof on any terms, with or without security;

               (10) to acquire interests in and contribute money or property to any limited or general partnerships, joint ventures, subsidiaries or other entities as the General Partner deems desirable;

               (11) to maintain or cause to be maintained the Partnership's books and records;

               (12) to prepare and deliver, or cause to be prepared and delivered, all financial and other reports with respect to the operations of the Partnership, and the preparation and filing of all tax returns and reports;

               (13) to do all things which are necessary or advisable for the protection and preservation of the Partnership's business and assets, and to execute and deliver such further instruments and undertake such further acts as may be necessary or desirable to carry out the intent and purposes of this Agreement and as are not inconsistent with the terms hereof; and

               (14) in general, to exercise all of the general rights, privileges and powers permitted to be had and exercised under the Act.

     To the extent the duties of the General Partner require expenditures of funds to be paid to third parties, the General Partner shall not have any obligations hereunder except to the extent that Partnership funds are reasonably available to it for the performance of such duties, and nothing herein contained shall be deemed to require the General Partner, in its capacity as such, to expend its individual funds for payment to third parties or to undertake any specific liability or litigation on behalf of the Partnership.

          (b) Notwithstanding any contrary term or provision of this Agreement, including, but without limitation, the provisions of Section 7.1(a) hereof, the Partnership shall not take any action which (or fail to take any action, the omission of which) in the reasonable judgment of the General Partner, in its sole and absolute discretion, (i) could adversely affect the ability of the General Partner to qualify or continue to qualify as a REIT, (ii) could subject the General Partner to any additional taxes under
     Section 857 or Section 4981 of the Code or other potentially adverse consequences under the Code, (iii) could otherwise violate the REIT Requirements or (iv) could violate any law or regulation of any governmental body or agency having jurisdiction over the General Partner or its securities, unless such action (or inaction) shall have been specifically consented to by the General Partner in writing.

          (c) Notwithstanding any contrary term or provision of this Agreement, including, but without limitation, the provisions of Section 7.1(a) hereof, the Partnership shall not commingle its funds with those of any Affiliate or other entity; funds and other assets of the Partnership shall be separately identified and segregated; all of the Partnership's assets shall at all times be held by or on behalf of the Partnership; and, if held on behalf of the Partnership by another entity, shall at all times be kept identifiable (in accordance with customary usages) as assets owned by the Partnership; and the Partnership shall maintain its own separate bank accounts, payroll and books of account.

          (d) Without the consent of all the Limited Partners, the General Partner shall have no power to do any act in contravention of this Agreement or possess any Partnership property for other than a partnership purpose.

          (e) Notwithstanding any contrary term or provision of this Agreement, including, but without limitation, the provisions of Section 7.1(a) hereof, during any period in which Starwood Mezzanine shall have an interest in either APT or the Partnership, without the approval of the limited partners of Starwood Mezzanine pursuant to the Starwood Partnership Agreement (i) neither APT nor the Partnership may enter into any service agreement with the SAHI Group, or (ii) subject to Section 4.1(f), neither APT nor the Partnership may acquire (by contribution or purchase) any additional debt or equity securities from the SAHI Group.

          (f) Notwithstanding any contrary term or provision of this Agreement, including, but without limitation, the provisions of Section 7.1(a) hereof, during any period in which the SAHI Nominees shall constitute a majority of the APT Board of Trustees (or SAHI, the SAHI Nominees or their respective affiliates collectively control a sufficient number of voting securities of APT to elect a majority of trustees on the

     Board of Trustees) and Starwood Mezzanine shall have an interest in either APT or the Partnership, (i) without the approval of the limited partners of Starwood Mezzanine pursuant to the Starwood Partnership Agreement (A) neither APT nor the Partnership shall pursue any equity interests as a principal purpose, excluding equity interests which are incidental to, or acquired pursuant to the exercise of remedial rights with respect to, a debt instrument and (B) neither APT nor the Partnership shall invest in real estate related debt interests issued by obligors that are not operating companies or originate or purchase mortgage loans issued by obligors that are not operating companies and (ii) neither APT nor the Partnership shall incur indebtedness during any period in which the incurrence of such indebtedness would increase the amount of UBTI to be incurred by the limited partners of Starwood Mezzanine without the prior written consent of Starwood Mezzanine.

          (g) Notwithstanding any contrary term or provision of this Agreement, including, but without limitation, the provisions of Section 7.1(a) hereof, without the amendment, termination or waiver of provisions of certain non-competition agreements between Starwood Capital Group, L.P. and Starwood Lodging Trust, a publicly traded hotel REIT the shares of which are paired and trade with those of Starwood Lodging Corporation (NYSE: "HOT"), APT and the Partnership are prohibited from: (i) making investments in loans collateralized by hotel assets where it is anticipated that the underlying equity will be acquired by the debt holder within one (1) year from the acquisition of such debt, (ii) acquiring equity interests in hotels (other than acquisitions of warrants, equity participations or similar rights incidental to a debt investment by APT or the Partnership or that are acquired as a result of the exercise of remedies in respect of a loan in which APT or the Partnership has an interest) or (iii) selling or contributing to or acquiring any interests in HOT, including debt positions or equity interests obtained by APT or the Partnership under, pursuant to or by reason of the holding of debt positions.

     7.2  [INTENTIONALLY LEFT BLANK]

     7.3  REIMBURSEMENT OF THE GENERAL PARTNER.

          (a) Except as provided in this Section 7.3 and elsewhere in this Agreement (including the provisions of Articles 5, 6 and 8 hereof regarding distributions, payments and allocations to which it may be entitled), the General Partner shall not receive payments from or be compensated for its services as general partner of the Partnership.

          (b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine in its sole and absolute discretion, for all expenses it incurs relating to the operation of, or directly for the benefit of, the Partnership and its assets, including, without limitation, those Administrative Expenses described in clauses (a) and (b) of the definition thereof. Such reimbursements shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 5.1 hereof.

          (c) Notwithstanding the foregoing provisions of this Section 7.3 or elsewhere in this Agreement, except for costs and expenses incurred by the General Partner to administer the Partnership and its properties, without the prior written consent of Starwood Mezzanine, the Partnership shall not be responsible for reimbursing the General Partner for, and shall not reimburse the General Partner for, any REIT Expenses or REIT Compliance Expenses, including, without limitation, any of the General Partner's overhead and expenses (including, without limitation, those incurred to meet public company reporting requirements), (i) with respect to REIT Expenses, for a period ending two (2) years from the date hereof or on such earlier date on which (A) Starwood Mezzanine shall seek to register any Shares received by it in exchange for its Units or (B) APT has contributed substantially all of APT's theretofore uncontributed assets to the Partnership in accordance with Section 4.1(e), (ii) with respect to REIT Compliance Expenses, for a period ending two (2) years from the date hereof or on such earlier date on which Starwood Mezzanine shall seek to register any shares received by it in exchange for its Units. Thereafter, the Partnership shall reimburse the General Partner for REIT Expenses and REIT Compliance Expenses incurred after the end of said period.

     7.4  CONTRACTS WITH AFFILIATES.   The Partnership may engage in
transactions and enter into contracts with Affiliates, and lend money to or borrow money from Affiliates which are on terms fair and reasonable to the Partnership and no less favorable to the Partnership than would be obtained from unaffiliated third parties.

     7.5 TITLE TO PARTNERSHIP ASSETS. Title to Partnership assets, whether real, personal or mixed, and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, or one or more nominees, as the General Partner may determine, including Affiliates of the General Partner. The General Partner hereby acknowledges and confirms that any Partnership assets for which legal title is held in the name of any nominee or Affiliate of the General Partner shall be held for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use its best efforts to cause beneficial and record title to such assets to be vested in the Partnership as soon as reasonably practicable. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which legal title to such Partnership assets is held.

     7.6  RELIANCE BY THIRD PARTIES.   Notwithstanding anything to the contrary
in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner as if it were the Partnership's sole party in interest, both legally and beneficially. In no event shall any Person dealing with the General Partner or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (ii) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (iii) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

     7.7  LIABILITY OF THE GENERAL PARTNER.

          (a) Notwithstanding anything to the contrary set forth in this Agreement, the General Partner shall not be liable for monetary or other damages to the Partnership, any of the Partners or any assignee of any interest of any Partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the General Partner acted without fraud, gross negligence or willful misconduct.

          (b) The Limited Partners expressly acknowledge (i) that the General Partner is acting on behalf of the Partnership and the General Partner's shareholders collectively, (ii) that, subject to the terms and conditions of this Agreement, the General Partner may, but is under no obligation to, consider the separate interests of the Limited Partners (including, without limitation, the tax consequences to Limited Partners or any assignees thereof except as provided in this Agreement) in deciding whether to cause the Partnership to take (or decline to take) any actions; and (iii) that the General Partner shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by Limited Partners in connection with such decisions, provided that the General Partner acted without fraud, gross negligence or willful misconduct.

          (c) Subject to its obligations and duties as General Partner set forth in Section 7.1 hereof, the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents. The General Partner shall not be responsible for any fraud, willful misconduct or gross negligence on the part of any such agent appointed by it without fraud, gross negligence or willful misconduct.

          (d) Any amendment, modification or repeal of this Section 7.7 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the General Partner's liability to the Partnership and the Limited Partners under this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may be asserted.

     7.8  OTHER MATTERS CONCERNING THE GENERAL PARTNER.

          (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report or other document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties.

          (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion of such Persons as to matters which the General Partner reasonably believes to be within such Person's professional or expert competence and in accordance with such advice or opinion shall be prima facie evidence that such actions have been done or omitted in good faith.

          (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers and any attorney or attorney-in-fact duly appointed by the General Partner. Each such attorney shall, to the extent provided by the General Partner in power of attorney, have full power and authority to do and perform all and every act and duty which is permitted or required to be done by the General Partner hereunder.

     7.9  OPERATION IN ACCORDANCE WITH REIT REQUIREMENTS.

          (a) The Partners acknowledge and agree that the General Partner has the authority to cause the Partnership to be operated in a manner that will enable the General Partner to (i) satisfy the REIT Requirements and (ii) avoid the imposition of any federal income or excise tax liability on the General Partner. The General Partner has the authority to cause the Partnership to avoid taking any action which would result in the General Partner ceasing to satisfy the REIT Requirements or would result in the imposition of any federal income or excise tax liability on the General Partner.

          (b) Without the prior consent of the General Partner, no Limited Partner or holder of Units or any Affiliate shall take any action, including acquiring, directly or indirectly, an interest in any tenant of a Property owned by or pledged to the Partnership, which would have, through the actual or constructive ownership of any tenant of any Property, the effect of causing the percentage of the gross income of the General Partner that fails to be treated as "rents from real property" within the meaning of Section 856(d)(2) of the Code to exceed such percentage on the date hereof. Each Limited Partner and holder of Units shall use its best efforts to notify the General Partner on a timely basis of any direct or indirect acquisition or potential direct or indirect acquisition of Shares by such Limited Partner or holder or any Affiliate or direct or indirect owner of an interest in such Limited Partner or holder that could reasonably be expected to have such effect.

                                   ARTICLE 8

                    DISSOLUTION, LIQUIDATION AND WINDING-UP

     8.1  ACCOUNTING.   In the event of the dissolution, liquidation and
winding-up of the Partnership, a proper accounting shall be made of the Capital Account of each holder of Units and of the Net Income or Net Loss of the Partnership from the date of the last previous accounting to the date of dissolution.

          (a) In the event of the dissolution and liquidation of the Partnership for any reason, the assets of the Partnership shall be liquidated for distribution in the following rank and order:

               (i) payment of creditors of the Partnership, including creditors who are Partners or former Partners;

               (ii) establishment of reserves as provided by the Liquidating Trustee to provide for contingent liabilities, if any; and

               (iii)  to the holders of Units in accordance with Section 6.2.

     Whenever the Liquidating Trustee reasonably determines that any reserves established pursuant to paragraph (ii) above are in excess of the reasonable requirements of the Partnership, the amount determined to be excess shall be distributed to the Partners in accordance with the provisions of this Section 8.1(a). Partner or holder of Units shall be liable to any other Partner or holder of Units for a deficit balance in its Capital Account.

          (b) Notwithstanding the provisions of Section 8.1(a) hereof which require liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Partnership the Liquidating Trustee determines that an immediate sale of part or all of the Partnership's assets would be impractical or would cause undue loss to the Partners, the Liquidating Trustee may, in its sole and absolute discretion, defer for a reasonable time liquidation of any assets except those necessary to satisfy liabilities of the Partnership (including to those Partners which are creditors of the Partnership) and/or, with the consent of the Limited Partners, distribute to the Partners, in lieu of cash, as tenants in common and in accordance with the provisions of Section 8.1(a) hereof, undivided interests in such Partnership assets as the Liquidating Trustee deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidating Trustee, such distributions in kind are in the best interest of the Partners, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidating Trustee deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidating Trustee shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

     8.2 DOCUMENTATION OF LIQUIDATION. Upon the completion of the dissolution and liquidation of the Partnership, the Partnership shall terminate and the Liquidating Trustee shall have the authority to execute and record any and all documents or instruments required to effect the dissolution, liquidation and termination of the Partnership.

                                   ARTICLE 9

                                   TRANSFER

     9.1 GENERAL PARTNER. The General Partner shall not withdraw from the Partnership and shall not sell, assign, pledge, encumber or otherwise dispose of all or any portion of its Partnership Interest or Units without the Consent of the Limited Partners, which consent may be given or withheld in each Limited Partner's sole and absolute discretion. Upon any transfer of a Partnership Interest in accordance with the provisions of this Section 9.1, the transferee General Partner shall become vested with the powers and rights of the transferor General Partner, and shall be liable for all obligations and responsible for all duties of the General Partner, once such transferee has executed such instruments as may be necessary to effectuate such admission and to confirm the agreement of such transferee to be bound by all the terms and provisions of this Agreement with respect to the Partnership interest so acquired. It shall be a condition to any transfer otherwise permitted hereunder that the transferee assumes by express agreement (or pursuant to a statutory merger or consolidation wherein all obligations and liabilities of the General Partner are assumed by a successor trust or corporation by operation of law) all of the obligations of the transferor General Partner under this Agreement with respect to such transferred Partnership Interest and no such transfer (other than pursuant to a statutory merger or consolidation wherein all obligations and liabilities of the transferor General Partner are assumed by a successor trust or corporation by operation of law) shall relieve the transferor General Partner of its obligations under this Agreement without the Consent of the Limited Partners.
In connection with any such permitted transfer, the successor General Partner shall be deemed admitted as such immediately prior to the effective time of the transfer from the transferor General Partner and shall continue the business of the Partnership without dissolution. If the General Partner withdraws or retires from the Partnership, in violation of this Agreement or otherwise, or dissolves, terminates or upon the bankruptcy of the General Partner, (a) the remaining General Partners may elect to continue the Partnership business or (b) within ninety (90) days thereafter, all of the remaining Partners (or, to the extent permitted under the Act, such lesser number or percentage of the Partners, but in no event less than a Majority-In-Interest of the Limited Partners) may elect to continue the Partnership business by selecting a substitute General Partner, which substitute General Partner accepts such election and agrees to serve as General Partner. Such successor General Partner shall thereupon succeed to the rights and obligations of the General Partner as provided in this Section 9.1.

     9.2  TRANSFERS BY LIMITED PARTNERS.

          (a) No Limited Partner shall have the right, directly or indirectly, to transfer all or any part of his Partnership Interest or Units to any Person without the prior written consent of the General Partner, which consent may be given or withheld by the General Partner in its sole and absolute discretion. The foregoing notwithstanding, the General Partner hereby grants the consents described in this Section 9.2 to the following categories of transfers, provided that any such transfer otherwise complies with all of the other provisions of this Article 9 (including, but not limited to, any additional consents required hereunder): (i) transfers of Units; (ii) transfers of Partnership Interests (whether outright or in trust) to members of a Partner's Immediate Family; (iii) transfers of Partnership Interests to a Person holding a direct or indirect interest in a Partner; (iv) transfers of Partnership Interests pursuant to an exercise of Rights or (v) pledges to secure bona fide indebtedness.

          (b) It shall be a condition to any transfer (other than a pledge, encumbrance, hypothecation or mortgage) otherwise permitted hereunder that the transferee assume by operation of law or express agreement all of the obligations of the transferor under this Agreement (including, without limitation, under Article 9 hereof) with respect to such transferred Partnership Interest or Units and no such transfer (other than pursuant to a statutory merger or consolidation wherein all obligations and liabilities of the transferor are assumed by a successor corporation by operation of law) shall relieve the transferor of its obligations under this Agreement without the approval of the General Partner, in its reasonable discretion (it being understood that a transferor shall be deemed relieved from such obligations, without the necessity of any such approval, in respect of Partnership Interests transferred pursuant to the Exchange Rights Agreement). Upon such transfer, the transferee of a Partnership Interest shall be admitted as a Limited Partner and shall succeed to all of the rights of the transferor Limited Partner under this Agreement in the place and stead of such transferor Limited Partner (which succession, in the event of a pledge, may be entered into and become effective at the time of foreclosure or other realization of such pledge). The foregoing notwithstanding, a transferee of a Unit shall not be admitted as a substituted Limited Partner unless the General Partner consents, which consent may be given or withheld by the General Partner in its sole and absolute discretion. Any transferee, whether or not admitted as a substituted Limited Partner, shall succeed to the obligations of the transferor hereunder (unless such transfer is a pledge, encumbrance, hypothecation or mortgage or except as otherwise provided herein).

          (c) In addition to any other restrictions on transfer provided herein, no Partnership Interest or Units shall be transferable unless the transferor gives written notice of the proposed transfer which notice shall state, to the best of its knowledge, that such transfer will not violate any of the restrictions set forth in Section 9.3 hereof.

          (d) Any permitted transferee under Section 9.2 who is not admitted as a Limited Partner in accordance with this Article 9 or a transferee who only holds Units shall be considered an assignee for purposes of this Agreement. An assignee shall be deemed to have had assigned to it, and shall be entitled to receive, distributions from the Partnership and the share of Net Income, Net Losses and any other items of income, gain, loss, deduction and credit of the Partnership and rights attributable to the Partnership Interests assigned to such transferee, but shall not be deemed to be a holder of Partnership Interests for any other purpose under this Agreement, and shall not be entitled to vote such Partnership Interests, directly or through its transferor, in any matter presented to the Limited Partners for a vote. In the event any such transferee desires to make a further assignment of any such Partnership Interests, such transferee shall be subject to all the provisions of this Article 9 to the same extent and in the same manner as any Limited Partner desiring to make an assignment of Partnership Interests.

          (e) The Limited Partners acknowledge that neither the Partnership Interests nor the Units have been registered under any federal or state securities laws and, as a result thereof, they may not be sold or otherwise transferred, except in compliance with such laws. Notwithstanding anything to the contrary contained in this Agreement, no Partnership Interest or Units may be sold or otherwise transferred unless such transfer is exempt from registration under any applicable securities laws (as set forth in an opinion of counsel provided to the Partnership if required by the General Partner) or such transfer is registered under such laws, it being acknowledged that the Partnership has no obligation to take any action which would cause any such Partnership Interests or Units to be registered.

     9.3 CERTAIN RESTRICTIONS ON TRANSFER. In addition to any other restrictions on transfer herein contained, except with the consent of the General Partner, in no event may any transfer of a Partnership Interest or Units by any Person be made (a) to any person or Entity that lacks the legal right, power or capacity to own a Partnership Interest or Units; (b) in the event such transfer would cause the General Partner to cease to comply with the REIT Requirements; (c) if such transfer would cause a termination of the Partnership for federal income tax purposes; (d) if such transfer would, in the opinion of counsel to the Partnership, cause the Partnership to cease to be classified as a Partnership for federal income tax purposes; (e) if such transfer would result in the Partnership being treated as a "publicly traded partnership" or is effectuated through an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of Section 7704 of the Code; (f) if the General Partner reasonably believes that such transfer may
(A) cause any portion or all of the assets of the Partnership to be deemed pursuant to United States Department of Labor Regulation Section 2510.3-101 or otherwise pursuant to ERISA or the Code to be, for purposes of the fiduciary standards or the prohibited transactions provisions of ERISA or Section 4975 of the Code assets of any Restricted Entity, (B) cause a non-exempt "prohibited transaction" (as defined in Section 4975(c) of the Code or within the meaning of Section 406 of ERISA) to occur, (C) cause the Partnership to become with respect to any Restricted Entity a "party in interest" (as defined in Section 3(14) of ERISA) or a "disqualified person" (as defined in Section 4975(e) of the Code) or
(D) cause the Partnership to be jointly and severally liable for any obligation arising under ERISA or the Code with respect to any "employee benefit plan" as defined in and subject to ERISA or any "plan" as defined in Section 4975 of the Code; or (g) if the intended transferee is a Restricted Entity. Any purported transfer described in this Section 9.3 shall be null and void ab initio.

     9.4  EFFECTIVE DATES OF TRANSFERS.

          (a) Transfers pursuant to this Article 9 may be made on any day, but for purposes of this Agreement, the effective date of any such transfer shall be (i) the first day of the month in which such transfer occurred if such transfer occurred on or prior to the fifteenth calendar day of a month, or (ii) the first day of the month immediately following the month in which such transfer occurred, if such transfer occurred after the fifteenth calendar day of a month, or such other date determined by the General Partner pursuant to such convention as may be administratively feasible and consistent with applicable law.

          (b) If any Partnership Interest or Unit is transferred or assigned in compliance with the provisions of this Article 9, on any day other than the first day of a calendar year, then Net Income, Net Loss, each item thereof and all other items attributable to such Partnership Interest or Unit for such year shall be allocated to the transferor, and, in the case of a transfer or assignment other than a redemption, to the transferee, by taking into account their varying interests during such year in accordance with Section 706(d) of the Code, using any method permitted thereunder.
     All distributions pursuant to Section 6.2 hereof attributable to such transferred Partnership Interests or Units (A) with respect to which the Partnership Record Date is before the effective date of such transfer (other than a pledge, encumbrance, hypothecation, or mortgage) shall be made to the transferor, (B) with respect to the first Partnership Record Date after the effective date of such transfer (other than a pledge, encumbrance, hypothecation or mortgage) shall be paid to the transferor and to the transferee, ratably in accordance with their respective periods of ownership of the Partnership Interest or Units transferred during the period with respect to which such distribution is made, and (C) all distributions after those described in (A) and (B) shall be made to the transferee.

     9.5  TRANSFER.

          (a) The term "transfer" when used in this Article 9 with respect to a Partnership Interest, shall be deemed to refer to a transaction by which a Person purports to assign its Partnership Interest or any portion thereof (including Units) to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

          (b) The General Partner is hereby authorized on behalf of each of the Partners to amend this Agreement (including the schedules hereto) to reflect the admission of any transferee of a Partnership Interest as a substituted Limited Partner in accordance with the provisions of this
     Article 9.

          (c) No Partnership Interest or Unit shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article 9. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article 9 shall be null and void ab initio.

                                  ARTICLE 10

                RIGHTS AND OBLIGATIONS OF THE LIMITED PARTNERS

     10.1 NO PARTICIPATION IN MANAGEMENT. No Limited Partner, in its capacity as such, shall take part in the management of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any rights expressly granted to the Limited Partners in this Agreement shall not be deemed to be rights relating to the management of the Partnership's business.

     10.2 BANKRUPTCY OF A LIMITED PARTNER. The Bankruptcy of any Limited Partner shall not cause a dissolution of the Partnership, but the rights of such Limited Partner to share in the Net Profits or Net Losses of the Partnership and to receive distributions of Partnership funds shall, on the happening of such event, devolve on its successors or assigns, subject to the terms and conditions of this Agreement, and the Partnership shall continue as a limited partnership. In no event, however, shall such assignee(s) become a substituted Limited Partner except in accordance with Article 9 hereof.

     10.3 NO WITHDRAWAL. No Limited Partner may withdraw from the Partnership without the prior written consent of the General Partner, other than as provided in Article 9 hereof.

     10.4 CONFLICTS. The Partners recognize that the Limited Partners and their Affiliates (other than the General Partner) have or may have other business interests, activities and investments, some of which may be in conflict or competition with the business of the Partnership, and that such Persons are entitled to carry on such other business interests, activities and investments. In deciding whether to take any actions in such capacity, such Limited Partners and their Affiliates may, but shall be under no obligation to, consider the separate interests of the Partnership and shall have no fiduciary obligations to the Partnership and shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the other Partners in connection with such actions except for damages for losses sustained or liabilities incurred which result from a Limited Partner materially breaching a representation, warranty or covenant hereunder or to the extent provided in the Formation Agreement or other Transaction Agreements; nor shall the Partnership or the General Partner be under any obligation to consider the separate interests of the Limited Partners and their Affiliates in such capacity have any fiduciary obligations to the Limited Partners and their Affiliates in such capacity or be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the Limited Partners and their Affiliates in such capacity arising from actions or omissions taken by the Partnership. The Limited Partners and their Affiliates may engage in or possess an interest in any other business or venture of any kind, independently or with others, on their own behalf or on behalf of other entities with which they are affiliated or associated, and such persons may engage in any activities, whether or not competitive with the Partnership, without any obligation to offer any interest in such activities to the Partnership or to any Partner. Neither the Partnership nor any Partner shall have any right, by virtue of this Agreement, in or to such activities, or the income or profits derived therefrom, and the pursuit of such activities, even if competitive with the business of the Partnership, shall not be deemed wrongful or improper.

     10.5  PROVISION OF INFORMATION.

          (a) With respect to any information required to be provided to the Limited Partners pursuant to Section 17-305 (or any successor thereto) of the Act: (i) the cost of preparing or providing any such information (including, without limitation, fees paid to any person or entity in connection therewith) shall be paid by the requesting Partner and in no event shall such information be required to be given to the requesting Partner until such payment has been made to the Partnership; (ii) in no event shall any financial statements of the Partnership be required to be provided except for such statements as have already been prepared or are otherwise required to be provided to the Limited Partners under this Agreement and in no event shall any statements which have been prepared be required to be audited, reviewed or otherwise examined by a certified public accountant, if the statements are not otherwise required to be so audited, reviewed or examined pursuant to the provisions of this Agreement; and (iii) in no event shall such information be required to be furnished until forty-five (45) days after such request and unless the information is already in the possession of the Partnership.

          (b) In addition to other rights provided by this Agreement or by the Act, each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon written demand with a statement of the purpose of such demand and at such Limited Partner's own expense (excluding copying and administrative expenses of the General Partner):

               (1) to obtain a copy of the most recent annual and quarterly reports and current reports on Form 8-K filed with the SEC by the General Partner pursuant to the Securities Exchange Act of 1934;

               (2) to obtain a copy of the Partnership's federal, state and local income tax returns for each fiscal year of the Partnership;

               (3) to obtain a current list of the name and last known business, residence or mailing address of each Partner; and

               (4) to obtain a copy of this Agreement and the Certificate, together with executed copies of all powers of attorney pursuant to which this Agreement and the Certificate have been executed.

          (c) Notwithstanding any other provision of this Section 10.5, the General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner determines in its sole and absolute discretion to be reasonable, any information that is not material to the Limited Partners and that (i) the General Partner reasonably believes to be in the nature of trade secrets or other information the disclosure of which the General Partner in good faith believes is not in the best interests of the

     Partnership or could damage the Partnership or its business or (ii) the Partnership is required by law or by agreements with an unaffiliated third party to keep confidential.

     10.6 LIMITED PARTNER REPRESENTATIVE.   Except for actions to be taken by
the Limited Partners under Section 9.1 or with respect to Sections 3.2(a) and 3.2(b), Starwood Mezzanine is hereby appointed as the Limited Partner Representative. A Majority-In-Interest of the Limited Partners shall have the right, at any time, within their sole discretion, to replace the Limited Partner Representative, or to appoint a temporary substitute to act for a Limited Partner Representative unable to act. Any appointment of a Limited Partner Representative made hereunder shall remain effective until rescinded in a writing delivered to the General Partner via certified mail, registered overnight express mail or telecopy, and the General Partner shall have the right and authority to rely (and shall be fully protected in so doing) on the actions taken and directions given by such Limited Partner Representative, without any further evidence of their authority or further action by the Limited Partners. The General Partner shall send copies of all notices received by it pursuant to
Section 6.6 to each Limited Partner requesting the same.

     10.7 POWER OF ATTORNEY.

          (a) Each Limited Partner constitutes and appoints the General Partner, any Liquidating Trustee and authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to: execute, swear to, acknowledge, deliver, file and record in the appropriate public offices
     (i) all certificates, documents and other instruments (including, without limitation, this Agreement and the Certificate and all amendments or restatements thereof) that the General Partner or the Liquidating Trustee deems appropriate or necessary to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (ii) all instruments that the General Partner deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with this terms; (iii) all conveyances and other instruments or documents that the General Partner deems appropriate or necessary to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement, including, without limitation, a certificate of cancellation; and (iv) all instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to the provisions of this Agreement or the Capital Contribution of any Partner.

          (b) The foregoing power of attorney is irrevocable and a power coupled with an interest, in recognition of the fact that each of the Partners will be relying upon the power of the General Partner to act as contemplated by this Agreement in any filing or other action by it on behalf of the Partnership, and it shall survive the death or incompetency of a Limited Partner to the effect and extent permitted by law, subsequent incapacity of any Limited Partner and the transfer of all or any portion of such Limited Partner's Partnership Interests and shall extend to such Limited Partner's heirs, successors, assigns and personal representatives.

     (c) Nothing contained in this Section 10.7 shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article 11 hereof.

     10.8 OWNERSHIP OF SHARES.

          (a) Each Limited Partner and holder of Units hereby agrees to provide the General Partner within fifteen (15) days of any written request therefor, a statement, to the best of its knowledge, describing the number of Shares actually or constructively owned by such Limited Partner or holder of Units and all direct and indirect owners of such Limited Partner or holder for purposes of the REIT Requirements as determined under Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code, or
     Section 544 of the Code, as modified by Section 856(h) of the Code.

          (b) Each Limited Partner and holder of Units (i) hereby covenants that, without the prior written consent of the General Partner (which consent shall not be unreasonably withheld or delayed) it will not acquire and it will use all reasonable efforts to cause its direct or indirect owners not to acquire any Shares or any rights to acquire Shares and (ii) except to the extent that the General Partner provides prior written consent, hereby represents, warrants and covenants that (I) it is not and will not become a Restricted Entity, (II) no non-exempt "prohibited transaction" (as defined in Section 4975(c) of the Code or within the meaning of Section 406 of ERISA) has occurred or will occur that would not have occurred or occur if the Limited Partner or holder of Units and its Affiliates were not Limited Partners and were not holders of Units, (III) the Partnership has not become and will not become with respect to any Restricted Entity, a "party in interest" (as defined in Section 3(14) of ERISA) or a "disqualified person" (as defined in Section 4975(e) of the
     Code) which the Partnership would not have become or be if the Limited Partner or holder of Units and its Affiliates were not Limited Partners and were not holders of Units, and (IV) the Partnership has not and will not become jointly and severally liable for any obligations arising under ERISA or the Code with respect to any "employee benefit plan" as defined in and subject to ERISA or any "plan" as defined in the Code for which the Partnership has not become or would not be liable if the Limited Partner or holder of Units and its Affiliate were not Limited Partners and were not holders of Units.

     10.9 WAIVER OF FIDUCIARY DUTY. Each Limited Partner and holder of Units hereby waives, to the maximum extent permitted under law, any and all fiduciary duties of the General Partner to each, all or any combination of them and hereby agrees that the General Partner may, but is under no obligation to, take their interests into account in performing or refraining from performing any act permitted under this Agreement.

                                  ARTICLE 11

                 AMENDMENT OF PARTNERSHIP AGREEMENT, MEETINGS

     11.1  AMENDMENTS.

          (a) This Agreement may not be amended unless such amendment is approved by the General Partner with the Consent of the Limited Partners, except provided below in this Section 11.1.

          (b) Notwithstanding Section 11.1(a), the General Partner shall have the power, without the consent of the Limited Partners but after five (5) business days notice to the Limited Partners, to amend this Agreement as may be required to facilitate or implement any of the following purposes:

               (1) to add to the obligations of the General Partner for the benefit of the Limited Partners;

               (2) to reflect the admission, substitution, termination or withdrawal of Partners after the date hereof in accordance with Section 4.1(d) or Article 9 of this Agreement, provided that the General Partner shall not be required to give the notice referred to in the first paragraph of this subsection
                    (b) in respect of a transfer of Partnership Interests or Units upon the exercise of Rights;

               (3) to reflect a change that is of an inconsequential nature (including changes to maintain the REIT Requirements) and does not adversely affect the Limited Partners, or to cure any ambiguity, correct or supplement any provision in this Agreement not inconsistent with law or with other provisions, or make any other changes with respect to matters arising under this Agreement that will not be inconsistent with law or with the provisions of this Agreement;

               (4) to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law; and

               (5) to prevent all or any portion of the assets of the Partnership from being deemed pursuant to United States Department of Labor Regulation Section 2510.3-101 or otherwise pursuant to ERISA or the Code to be, for any purpose of ERISA or Section 4975 of the Code, assets of any Restricted Entity.

          (c) Notwithstanding Sections 11.1(a) and (b) hereof, this Agreement shall not be amended without the prior written consent of each Partner adversely affected if such amendment would (i) convert a Limited Partner's interest in the Partnership into a general partner's interest, (ii) modify the limited liability of a Limited Partner, (iii) alter rights of the Partners to receive allocations and distributions pursuant to Article 6 or
     Section 8.1 hereof, (iv) alter or modify the Rights set forth in the Exchange Rights Agreement or the Registration Rights Agreement except in compliance therewith, (v) amend this Section 11.1(c), (vi) alter such Partner's rights to transfer its Partnership Interests or (vii) amend Sections 7.8, 7.9, 10.8 or 11.2(e) hereof.

     11.2 MEETINGS OF THE PARTNERS; NOTICES TO PARTNERS.

          (a) Meetings of Partners may be called by the General Partner or by any Limited Partner to act on any matter specified herein or in the Act to be voted on or consented to by the Partners. The call shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Partners not less than seven (7) business days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Whenever the vote or consent of the Limited Partners is permitted or required under this Agreement, such vote or consent may be given at a meeting of Partners or may be given in accordance with the procedure prescribed in Section 11.2(b) hereof.

          (b) Any action required or permitted to be taken at a meeting of the Partners may be taken without a meeting if a written consent setting forth the action so taken is signed by the General Partner and such percentage or number of the Limited Partners as is expressly required by this Agreement. Such consent may be in one instrument or in several instruments, and shall have the same force and effect as a vote of the Partners. Such consent shall be filed with the General Partner and copies thereof delivered to all Partners. An action so taken shall be deemed to have been taken at a meeting held on the effective date so certified.

          (c) Each Limited Partner may authorize any Person or Persons to act for him by proxy on all matters in which a Limited Partner is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Limited Partner or his attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Limited Partner executing it. No such proxy and no such revocation shall be effective unless a copy thereof has been delivered to the General Partner.

          (d) Whenever the consent of the Limited Partners is required hereunder, the General Partner shall provide a notice to each Partner who is a Limited Partner on the date the notice is given setting forth the matter(s) as to which it proposes to seek such consent at least five (5) business days in advance of the date upon which such consent is sought.

          (e) The General Partner also shall provide the Limited Partners with quarterly tax projections for the Partnership.

                                  ARTICLE 12

                              GENERAL PROVISIONS

     12.1 NO LIABILITY OF DIRECTORS AND OTHERS. Notwithstanding anything to the contrary contained herein, no recourse shall be had by the Partnership or any Partner against any trustee, director, shareholder, officer, employee, agent or attorney of the General Partner for any act or omission of the General Partner or any obligations or liability of the General Partner under this Agreement, and none of the foregoing shall have any personal liability for or with respect to any of the foregoing; provided that the foregoing shall not relieve any trustee, officer or director of the General Partner of any liability in his capacity as such.

     12.2 NOTICES. All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three (3) business days after deposit in United States mail, registered or certified, postage prepaid and properly addressed by or to the appropriate party. For purposes of this Section 12.2, the addresses of the parties hereto shall be as set forth in Exhibit C hereto. The address of any party hereto may be changed by a notice in writing given in accordance with the provisions hereof.

     12.3 CONTROLLING LAW. This Agreement and all questions relating to its validity, interpretation, performance and enforcement (including, without limitation, provisions concerning limitations of actions), shall be governed by and construed in accordance with the laws of the State of Delaware, notwithstanding any conflict-of-laws doctrines of any state or other jurisdiction to the contrary. Each of the parties hereto irrevocably submits and consents to the jurisdiction of the United States District Court for the Central District of California in connection with any action or proceeding arising out of or relating to this Agreement and irrevocably waives any immunity from jurisdiction thereof and any claim of proper venue, forum non conveniens or any similar basis to which it might otherwise be entitled in any such action or proceeding.

     12.4 EXECUTION OF COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually, or taken together, shall bear the signature of all of the parties reflected hereon as the signatories.

     12.5 SEVERABILITY. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

     12.6 ENTIRE AGREEMENT. This Agreement (together with the Exhibits hereto) and the Formation Agreement and the Exchange Rights Agreement contain the entire understanding among the parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained. The parties hereto intend that this Agreement be treated as a separate and distinct agreement and as not being part of any other agreement (other than the Formation Agreement) arrangement, partnership or joint venture. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof. This Agreement may not be modified or amended other than by an agreement in writing.

     12.7 PARAGRAPH HEADINGS. The paragraph headings in this Agreement are for convenience and they form no part of this Agreement and shall not affect its interpretation.

     12.8 GENDER, ETC. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate. The term "including" shall mean "including, but not limited to".

     12.9 NUMBER OF DAYS. In computing the number of days (other than business days and trading days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

     12.10 PARTNERS NOT AGENTS. Nothing contained herein shall be construed to constitute any Partner the agent of another Partner, except as specifically provided herein, or in any manner to limit the Limited Partners in the carrying on of their own respective businesses or activities.

     12.11 ASSURANCES. Each of the Partners shall hereafter execute and deliver such further instruments and do such further acts and things as may reasonably required or useful to carry out the intent and purpose of this Agreement and as are not inconsistent with the terms hereof.

     12.12 WAIVER OF PARTITION. Each Partner hereby waives any right such Partner may have to partition its interest in the Partnership or any property of the Partnership.

     12.13 ANGELES PARTICIPATING MORTGAGE TRUST. The name "Angeles Participating Mortgage Trust" is a designation of APT and its Trustees (as Trustees but not personally) under the Declaration of Trust, and all persons dealing with APT shall look solely to APT's assets for the enforcement of any claims against APT, and the trustees, officers, agents and security holders of APT assume no personal liability for obligations entered into on behalf of APT and their respective individual assets shall not be subject to the claims of any person relating to such obligations.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused this Agreement to be executed on their behalf as of the date first above written.

                              GENERAL PARTNER:

                              ANGELES PARTICIPATING MORTGAGE TRUST,

                              a California business trust

                              By: _________________________________
                                 Its: _____________________________


                              LIMITED PARTNER:

                              STARWOOD MEZZANINE INVESTORS,
                              L.P.

                              By:  Starwood Capital Group,
                                     L.P.

                                    By:  BSS Capital Partners,
                                          L.P.

                                          By:   Sternlicht Holdings
                                                II, Inc.

                                                By:
                                                    ________________
                                                    Its:
                                                         ___________

                                   EXHIBIT A

                        DESCRIPTION OF CERTIFICATES AND
                          UNDERLYING DEBT INSTRUMENTS


     1. Participation and Servicing Agreement between Shearson Lehman Commercial Paper Incorporated and Empire of America Federal Savings Bank dated as of March 1, 1988.

     2. Assignment and Assumption of Participation and Servicing Agreement between Resolution Trust Corporation as Receiver of Empire Federal Savings Bank of America and Key Bank of New York ("Servicer") dated January 8, 1992.

     3. Amendment to Participation and Servicing Agreement between Servicer and Starwood Mezzanine Investors, L.P. ("SMI") dated as of February 15, 1995 (the Participation and Servicing Agreement as assigned as of January 8, 1992 and as amended as of February 15, 1995 is referred to herein as the "Servicing Agreement").

     4. 100% Pass-Through Ownership Certificate No. 5, Series 1988-10, listing SMI as the registered owner, issued pursuant to the Servicing Agreement.

     5. Loan Purchase Agreement between Xerox Financial Services Life Insurance Company ("Xerox") and Starwood Capital Group, L.P. dated as of November 7, 1994.

     6. First Amendment to Loan Purchase Agreement between Xerox and SMI dated as of January 31, 1995.

     7. Assignment and Assumption Agreement between Xerox and SMI dated as of February 15, 1995.

     8. Estoppel Letter executed by Frankel-Warwick Limited Partnership ("Frankel") and delivered to SMI dated January 18, 1995.

     9. Estoppel Letter executed by Servicer and delivered to SMI dated February 8, 1995.

     10. Policy of title insurance issued by Commonwealth Land Title Insurance to The Western Saving Fund Society of Philadelphia dated January 16, 1979; Title Endorsement listing Empire of America, F.S.A. as the insured dated August 31, 1983; Title Endorsement listing Key Bank of New York as the insured dated February 16, 1995.

     11. Promissory Note dated June 17, 1977 executed by Frankel to the order of Girard Trust Bank ("Girard").

     12.  Mortgage between Frankel and Girard dated June 17, 1977.

     13. Promissory Note and Mortgage Modification Agreement between Frankel and Girard dated January 16, 1979.

     14. Assignment of Rents and Lessor's Interest in Leases between Frankel and Girard dated June 17, 1977.

     15.  UCC-1 Financing Statements and UCC-3 Continuation Statements.

     16. Ground Lease between Frankel and The Mutual Benefit Life Insurance Company ("Mutual") dated as of August 21, 1978.

     17. First Amendment to Ground Lease between Frankel and The Mutual Benefit Life Insurance Company in Rehabilitation dated as of December 11, 1992.

     18.  Ground Leaseback between Frankel and Mutual dated as of August 21,
          1978.

     19. First Amendment to Ground Leaseback between Frankel and Mutual dated August 1989.

     20.  Mortgage from Frankel to Mutual dated April 7, 1978.

     21.  Promissory Note from Frankel to the order of Mutual dated April 7,
          1978.

     22. Amendment to Promissory Note between Frankel and Mutual dated January 16, 1979.

     23. Second Amendment to Mortgage and Promissory Note between Frankel and The Mutual Benefit Life Insurance Company in Rehabilitation dated December 11, 1992.

                                   EXHIBIT B

                       PERCENTAGE INTERESTS OF PARTNERS


DATE:  AS OF SEPTEMBER 26, 1996


Name of Partner                      Percentage Interest        Units*
---------------                      --------------------       -----
Angeles Participating Mortgage              8.05%               400,000
Trust, as General Partner

Starwood Mezzanine                         91.95%             4,568,944
Investors, L.P.

     * To determine the number of Units to be issued to each Partner as of September 26, 1996, the value of the Shares was deemed to be $1.00 per Share.

                                   EXHIBIT C

                             ADDRESSES OF PARTIES



Name of Partner                             Notice Address
---------------                             --------------

Angeles Participating                 340 N. Westlake Boulevard
Mortgage Trust                        Suite 230
                                      Westlake Village, California 91362
                                      Attention: Mr. Ronald J. Consiglio
                                      Fax No: (805) 449-1336


Starwood Mezzanine Investors, L.P.    c/o Starwood Capital Group, L.P.
                                      Three Pickwick Plaza
                                      Suite 250
                                      Greenwich, Connecticut 06830
                                      Attention: Madison F. Grose, Esq.
                                      Fax No: (203) 861-2101

                                                                       EXHIBIT 9

                            EXCHANGE RIGHTS AGREEMENT

     This Exchange Rights Agreement (this "Agreement") is made and entered into as of this 26th day of September, 1996, by and between Angeles Participating Mortgage Trust, a California business trust (the "Trust"), and Starwood Mezzanine Investors, L.P., a Delaware limited partnership ("Starwood Mezzanine"). Unless otherwise indicated, capitalized terms used herein are used herein as defined in Section 11.

     WHEREAS, pursuant to a Formation Agreement, dated September 26, 1996, by and between the Trust and Starwood Mezzanine (the "Formation Agreement"), on the date hereof, the Trust and Starwood Mezzanine are making capital contributions to APMT Limited Partnership, a Delaware limited partnership (the "Partnership") in return for the issuance by the Partnership to the Trust and to Starwood Mezzanine of Units (as such term is defined in the Limited Partnership Agreement of the Partnership, dated the date hereof (the "Partnership Agreement")) of the Partnership (such Units issued by the Partnership to Starwood Mezzanine on the date hereof, together with any Units of the Partnership issued to Starwood Mezzanine after the date hereof being hereinafter called the "Units"); and

     WHEREAS, pursuant to the Formation Agreement, the parties hereto are entering into this Agreement to provide for the rights of Starwood Mezzanine to tender Units in exchange for either Trust Shares (as hereinafter defined), cash or a combination of Trust Shares and cash, on the terms and conditions set forth herein;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     Section 1. Right to Tender Units.

            (a) Upon the terms and subject to the conditions of this Agreement, Starwood Mezzanine shall have the right to tender to the Trust the outstanding Units.

            (b) Notwithstanding any other provision of this Agreement to the contrary, no Trust Shares or cash shall be issued or paid in respect of any tender of Units (i) if, notwithstanding the provisions of Section 6 of this Agreement, the right to tender Units and receive Trust Shares or cash would result in the Trust not satisfying the REIT Requirements in any respect or would result in any person or entity Beneficially Owning Trust Shares exceeding the ownership limitation provisions of the REIT Requirements, (ii) prior to the expiration or termination of the waiting period applicable to such exchange and issuance, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as it may be amended from time to time, or (iii) prior to the receipt of all governmental and regulatory approvals which are required to be obtained prior to such tender and issuance or payment. In the event that the ability to receive Trust Shares or cash would result in the Trust not satisfying the REIT Requirements in any respect or would result in any person or entity Beneficially Owning Trust Shares exceeding the ownership limitation provisions of the REIT Requirements, and as a result thereof no Trust Shares or cash may be issued or paid in respect of any tender of Units pursuant to Section 1(b)(i) above, the parties hereto shall use their respective best efforts to restructure the terms and provisions of this Agreement (and, if necessary, the Partnership Agreement and the Registration Rights Agreement, dated the date hereof, between the Trust and Starwood Mezzanine (the "Registration Rights Agreement"), or to agree to terms and provisions in addition to such terms and provisions, so as to provide to each such party the same substantive rights (or substantive rights as close thereto as is reasonably practicable) as those provided by this Agreement, the Partnership Agreement, the Formation Agreement and the Registration Rights Agreement.

            (c) The right to exchange Units pursuant to this Agreement constitute a continuous offer and may not be withdrawn, amended or modified by the Trust without the prior written consent of Starwood Mezzanine; provided that any withdrawal, amendment or modification that does not adversely affect Starwood Mezzanine may be effected without the consent of Starwood Mezzanine.

     Section 2. Acceptance of Tender; Election of Method of Payment for Tendered Units.

            (a) Upon the terms and subject to the conditions of this Agreement, the Trust shall accept Units validly tendered in proper form and meeting all of the requirements of this Agreement. In order for Units to be validly tendered pursuant to this Agreement, Starwood Mezzanine shall deliver to the Trust, at the address provided pursuant to Section 10, both of the following: (i) a completed and duly executed Letter of Transmittal, in the form attached hereto as Exhibit A (the "Letter of Transmittal") and any other documents required by the Letter of Transmittal and (ii) a calculation, to the best knowledge of Starwood Mezzanine after due inquiry (together with such supporting documentation as the Trust may reasonably request at the expense of Starwood Mezzanine), of the maximum number of Trust Shares that may be issued to Starwood without causing either (x) the Trust to not satisfy the REIT Requirements in any respect or (y) any person or entity to Beneficially Own Trust Shares exceeding the ownership limitation provisions of the REIT Requirements. The Trust shall make all determinations as to the validity and form of any tender of Units in accordance with the provisions of this Agreement and upon rejection of a tender shall give Starwood Mezzanine written notice of such rejection, which shall include the reasons therefor.

            (b) Unless otherwise determined by agreement of the Trust and Starwood Mezzanine, tenders of Units pursuant to this Agreement shall be irrevocable and shall not be subject to withdrawal or modification; provided that if the Trust makes the Trust Share Election (as hereinafter defined) with respect to a tender, then, within three (3) days after such election, Starwood Mezzanine may elect to revoke such tender so long as (i) no public disclosure of such tender has been made prior to such revocation and (ii) Starwood Mezzanine reimburses the Trust for all reasonable costs and expenses incurred in connection with such tender.

            (c) Within fifteen (15) days after the valid tender pursuant to this Agreement of Units, the Independent Trustees shall make an election to pay for such Units by either (i) Trust Shares (the "Trust Share Election"), (ii) cash (the "Cash Election") or (iii) a combination of Trust Shares and cash (the "Combined Election"). Such election shall be made by the a majority of the Independent Trustees on the Board of Trustees in their sole discretion. If the Trust fails to so elect and notify Starwood Mezzanine within such fifteen (15) day period, the Trust shall be deemed to have made the Cash Election.

     Section 3. Trust Share Election.

            (a) If with respect to any tender of Units pursuant to this Agreement, the Trust makes the Trust Share Election, then within twenty (20) days after such tender the Trust shall deliver to Starwood Mezzanine one (1) Trust Share for each Unit validly tendered pursuant to the provisions of this Agreement.

            (b) No fractional Trust Shares or scrip representing fractional Trust Shares shall be issued upon exchange of Units pursuant to this Agreement. If more than one Letter of Transmittal shall be delivered at one time by Starwood Mezzanine, the number of full Trust Shares which shall be issuable upon exchange of the Units tendered thereby shall be computed on the basis of the aggregate number of Units so tendered. Instead of any fractional Trust Shares which would otherwise be issuable upon exchange of any Units, the Trust shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the Trust Share Closing Price on the last business day preceding the date of exchange.

            (c) If Starwood Mezzanine exchanges Units pursuant to this Agreement, the Trust shall pay any documentary, stamp or similar issue or transfer tax due on any issue of Trust Shares upon such exchange. Starwood Mezzanine, however, shall (i) pay to the Trust the amount of any additional documentary, stamp or similar issue or transfer tax which is due (or shall establish to the satisfaction of the Trust the payment thereof) as a result of Trust Shares being issued in a name other than the name of Starwood Mezzanine and (ii) be responsible for all income or other taxes as a result of such exchange.

     Section 4. Cash Election. If with respect to any tender of Units pursuant to this Agreement, the Trust makes or is deemed to have made the Cash Election, then within twenty (20) days after such tender the Trust shall pay to Starwood Mezzanine an aggregate amount of cash (the "Aggregate Cash Payment") equal to the product of (i) the number of Trust Shares which would have been delivered to Starwood Mezzanine if the Trust had made the Trust Share Election with respect to such tender and (ii) the average Trust Share Closing Price for the ten (10) trading day period ending one day prior to the date of such tender.

     Section 5. Combined Election.

            (a) If with respect to any tender of Units pursuant to this Agreement, the Trust shall make the Combined Election, then in accordance with
Section 2(c) above, the Trust shall notify Starwood Mezzanine of the number of such tendered Units which will be exchanged for cash (the "Cash Units") and the number of such tendered Units which will be exchanged for Trust Shares (the "Trust Share Units"). Within twenty (20) days after such tender, the Trust shall
(i) pay to Starwood Mezzanine, in respect of each Cash Unit validly tendered pursuant to the provisions of this Agreement, an amount of cash equal to the product of the Cash Units and the average Trust Share Closing Price for the ten trading day period ending one (1) day prior to the date of such tender and (iii) deliver to Starwood Mezzanine one (1) Trust Share for each Trust Share Unit validly tendered pursuant to the provisions of this Agreement.

            (b) The provisions of Sections 3(b) and 3(c) of this Agreement shall apply to the issuance of Trust Shares pursuant to Section 5(a) of this Agreement.

     Section 6. REIT Requirements. If Starwood Mezzanine validly tenders Units pursuant to the provisions of this Agreement, the Trust makes the Trust Share Election or the Combined Election with respect to such tender, as a result of the ownership limitation provisions of the REIT Requirements, Starwood Mezzanine cannot receive the full number of Trust Shares otherwise issuable to Starwood Mezzanine pursuant to such tender and such election (without giving effect to such ownership limitations), then subject to the other terms and conditions of this Agreement, Starwood Mezzanine shall be entitled to receive the number of Trust Shares which it can receive pursuant to such tender, such election and such ownership limitations.

     Section 7. Representations of Starwood Mezzanine. Each tender of Units shall constitute a representation and warranty by Starwood Mezzanine of each of the representations and warranties set forth in the form of Letter of Transmittal. Without limiting the generality of the foregoing, unless, at the time of a tender for exchange of Units pursuant to this Agreement, a registration statement relating to any Trust Shares to be delivered upon such tender is effective under the Securities Act of 1933, as amended (the "Securities Act"), such tender shall constitute a representation and warranty by Starwood Mezzanine to the Trust that Starwood Mezzanine (i) is an "accredited investor" within the meaning of Rule 501 under the Securities Act, (ii) has sufficient knowledge and experience in financial and business matters and in investing in entities similar to the Partnership and the Trust so as to be able to evaluate the risks and merits of its investment in the Partnership and the Trust and it is able financially to bear the risks thereof, (iii) has had an opportunity to discuss the business, management and financial affairs of the Trust and the Partnership with the management of the Trust and the Partnership, and (iv) understands that the Trust Shares have not been registered under the Securities Act by reason of their issuance in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof or Rule 505 or 506 promulgated under the Securities Act and such Trust Shares must be held indefinitely unless a subsequent disposition thereof is registered under the Securities Act and applicable state securities laws or is exempt from such registration.

     Section 8. Status of Starwood Mezzanine. Until Starwood Mezzanine becomes a holder of record of the Trust Shares issued in exchange for the tendered Units (in the case of a Trust Share Election or a Combined Election) or until Starwood Mezzanine has received cash in exchange therefor (in the case of a Cash Election or a Combined Election), Starwood Mezzanine shall continue to hold and own such Units for all purposes of the Partnership Agreement. In the case of a Trust Share Election or a Combined Election, Starwood Mezzanine shall not have any rights as a shareholder of the Trust in respect of such Trust Shares until Starwood Mezzanine becomes a holder of record of such Trust Shares.

     Section 9. Reservation of Shares; Closing of Transfer Books.

            (a) The Trust shall reserve and shall at all times have reserved out of its authorized but unissued Trust Shares, solely for the purpose of effecting the exchange of Units pursuant to this Agreement, enough Trust Shares to permit the exchange of the then outstanding Units. All Trust Shares which may be issued upon exchange of Units shall be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof other than income taxes resulting from such exchange.

            (b) The Trust shall not close its transfer books so as to prevent the timely issuance of Trust Shares pursuant to this Agreement.

     Section 10. Notices. All notices, documents and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or by overnight mail or when sent by facsimile transmission, or four
(4) days after being mailed (by registered mail, return receipt requested) to a party at the following address (or to such other address as such party may have specified by notice given to the other parties pursuant to this provision):

     If to the Trust to:

        Angeles Participating Mortgage Trust
        340 N. Westlake Boulevard
        Suite 230
        Westlake Village, CA  91362
        Attention:  Mr. Ronald J. Consiglio
        Fax No.:  (805) 449-1336

     with a copy to:

        Katten Muchin & Zavis
        1999 Avenue of the Stars
        Suite 1400
        Los Angeles, CA  90067
        Attention:  James K. Baer, Esq.
        Fax No.:  (310) 788-4471

     If to Starwood Mezzanine, to:

        c/o Starwood Capital Group, L.P.
        Three Pickwick Plaza
        Suite 250
        Greenwich, Connecticut 06830
        Attention:  Madison F. Grose, Esq.
        Fax No.:  (203) 861-2101

     with a copy to:

        Rinaldi & Associates
        Three Pickwick Plaza
        Suite 250
        Greenwich, Connecticut 06830
        Attention:  Ellis Rinaldi, Esq.
        Fax No.:  (203) 861-2122

     Section 11.  Definitions.  For purposes of this Agreement:

     "Beneficially Owning" means owning Trust Shares directly, indirectly or constructively by a person or entity through the application of Section 318(a) of the Code, as modified by Section 856(d) (5) of the Code, or Section 544 of the Code, as modified by Section 856(h) of the Code. The term "Beneficially Own" shall have a correlative meaning.

     "Code" means the Internal Revenue Code of 1986, as amended from time to time.

     "Declaration of Trust" means the Declaration of Trust of the Trust, originally made and entered into as of April 15, 1988, as restated as of July 18, 1988, as further restated as of September 26, 1996, and as may be amended modified, supplemented, restated or superseded from time to time after the date of this Agreement.

     "Independent Trustees" shall mean a Trustee of the Trust who is (i) not an officer, employee, agent, shareholder (direct or indirect) or representative of the Trust, Starwood Mezzanine, or Persons which directly or indirectly through one or more intermediaries control, or is controlled by or is under common control with Starwood Mezzanine, (ii) not a spouse, sibling, lineal descendant, ancestor, aunt, uncle or first cousin of any of the aforesaid Persons (including in-laws and adopted relationships), and (iii) free of any relationship that would interfere with the exercise of independent judgment; provided, however, that Ronald J. Consiglio, J. D'Arcy Chisholm and Jack E. McDonald shall be considered Independent Trustees hereunder.

     "REIT Requirements" shall mean the requirements for the Trust to (i) qualify as a REIT under the Code and the rules and regulations promulgated thereunder, and (ii) avoid any federal income or excise tax liability. "REIT Requirements" shall also include the ownership limitation provisions set forth in Section 6.13 of the Declaration of Trust of the Trust.

     "Trust Share Closing Price" shall mean, with respect to a particular date, the last reported sales price on such date or, in case no such reported sale takes place on such date, the average of the reported closing bid and asked prices on such date, in either case on the American Stock Exchange, or if the Trust Shares are not then listed or admitted to trading on such exchange, on the principal national securities exchange on which the Trust Shares are then listed or admitted to trading or, if not then listed or admitted to trading on any national securities exchange, the closing sale price on such date of the Trust Shares or, in case no reported sale takes place on such date then, the average of the closing bid and asked prices on such date, on NASDAQ or any comparable system. If the Trust Shares are not then quoted on NASDAQ or any comparable system, the Board of Trustees of the Trust shall in good faith determine the Trust Share Closing Price.

     "Trust Shares" means the Class A Shares, par value $1.00 per share, of the Trust.

     Section 12. Partial Invalidity. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein unless the deletion of such provision or provisions would result in such a material change as to cause completion of the transactions contemplated hereby to be unreasonable.

     Section 13. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors or assigns. Notwithstanding prohibitions on assignment contained herein, in the event that Starwood Mezzanine transfers record ownership of Units to any of its direct or indirect partners, this Agreement shall be assigned to such partners; provided that each such partner agrees to be bound by all of the terms and conditions of this Agreement.

     Section 14. Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original counterpart, and shall become a binding agreement when the Trust and Starwood Mezzanine shall have each executed a counterpart of this Agreement.

     Section 15. Titles and Headings. Titles and headings to Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

     Section 16. Exhibits. The Exhibits referred to in this Agreement shall be construed with, and as an integral part of, this Agreement to the same extent as if the same had been set forth verbatim herein.

     Section 17. Entire Agreement; Amendments and Waivers. This Agreement, including the Exhibits, and the Formation Agreement, the Partnership Agreement and the Registration Rights Agreement contains the entire understanding of the parties hereto with regard to the subject matter contained herein. In addition to amendments and modifications permitted by Section 1(c), the parties hereto, by mutual agreement in writing, may amend, modify and supplement this Agreement; provided that any such amendment, modification or supplement shall be approved by a majority of the Independent Trustees. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

     Section 18. Governing Law. This Agreement, and the application or interpretation thereof, shall be governed exclusively by its terms and by the internal laws of the State of California, without regard to principles of conflicts of laws as applied in the State of California or any other jurisdiction which, if applied, would result in the application of any laws other than the internal laws of the State of California.

     Section 19. Angeles Participating Mortgage Trust. The parties hereto understand and agree that the name "Angeles Participating Mortgage Trust" is a designation of the Trust and its Trustees (as Trustees but not personally) under the Declaration of Trust, and all persons dealing with the Trust shall look solely to the Trust's assets for the enforcement of any claims against the Trust, and that the Trustees, officers, agents and security holders of the Trust assume no personal liability for obligations entered into on behalf of the Trust, and their respective individual assets shall not be subject to the claims of any person relating to such obligations.

     Section 20. Submission to Jurisdiction. Each of the parties hereto irrevocably submits and consents to the jurisdiction of the United States District Court for the Central District of California in connection with any action or proceeding arising out of or relating to this Agreement, and irrevocably waives any immunity from jurisdiction thereof and any claim of improper venue, forum non conveniens or any similar basis to which it might otherwise be entitled in any such action or proceeding.

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto or by their duly authorized officers, all as of the date first above written.

                         ANGELES PARTICIPATING MORTGAGE TRUST, a California business trust


                         By:
                              --------------------------------------------------
                              Name:
                              Title:


                         STARWOOD MEZZANINE PARTNERS, L.P.


                         By:  STARWOOD CAPITAL GROUP, L.P., general partner

                              By:   BSS CAPITAL PARTNERS, L.P., general partner

                                    By:  STERNLICHT HOLDINGS II, INC., general
                                         partner


                                         By:
                                              ---------------------------------
                                              Name:
                                              Title:

                                                                    EXHIBIT A TO
                                                                    ------------
                                                       EXCHANGE RIGHTS AGREEMENT
                                                       -------------------------


                             LETTER OF TRANSMITTAL

                                To Tender Units


                   Pursuant to the Exchange Rights Agreement
                        Dated as of September 26, 1996


TO:  Angeles Participating Mortgage Trust
     340 N. Westlake Boulevard
     Suite 230
     Westlake Village, CA  91362
     Attention:  Mr. Ronald J. Consiglio
     Fax No.:  (805) 449-1336



                             Description of Units

--------------------------------------------------------------------------------

     NAMES(S) AND ADDRESS(ES)       UNITS TENDERED (ATTACH
     OF REGISTERED OWNERS           ADDITIONAL LIST IF
                                    NECESSARY)



                                ------------------------------------------------
                                Total

                   NOTE:  SIGNATURES MUST BE PROVIDED BELOW
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY


Ladies and Gentlemen:

     The undersigned hereby tenders to Angeles Participating Mortgage Trust (the "Trust") the above-described Units (as defined in the Exchange Rights Agreement dated as of September 26, 1996 (the "Exchange Rights Agreement")) in accordance with the terms and conditions of the Exchange Rights Agreement and this Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged. All terms used herein but not defined herein are used as defined in the Exchange Rights Agreement.

     Subject to, and effective upon the issuance of Trust Shares and/or the payment of cash, as the case may be, for the Units tendered hereby, the undersigned hereby assigns and transfers to the Trust all right, title and interest in and to all the Units that are being tendered hereby and irrevocably constitutes and appoints the Trust (the "Unit Agent"), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) transfer such Units on the books of the Partnership and (b) receive all rights, privileges and benefits, and any and all obligations and liabilities appertaining thereto and otherwise exercise all rights of beneficial ownership of such Units, all in accordance with the terms of the Offer.

     The undersigned hereby represents and warrants to the Trust that (i) the undersigned has full power and authority to tender, sell, assign and transfer the tendered Units and that upon payment therefor, the Trust will acquire unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and the same will not be subject to any adverse claim, (ii) that the tender complies with each and every provision of Section 1 of the Exchange Rights Agreement, and (iii) attached hereto is a calculation, to the best knowledge of the undersigned after due inquiry (together with such supporting documentation as the Trust may reasonably request at the expense of Starwood Mezzanine, of the maximum number of Trust Shares that may be issued to the undersigned without causing either (x) the Trust to not satisfy the REIT Requirements in any respect or (y) any person or entity to Beneficially Own Trust Shares exceeding the Ownership Limit. The undersigned will, upon request, execute any additional documents deemed by the Trust to be reasonably necessary or desirable to complete the sale, assignment and transfer of the tendered Units.

     Unless a registration statement relating to any Trust Shares to be delivered to the undersigned is effective under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned hereby represents and warrants to the Trust that the undersigned (i) is an "accredited investor" within the meaning of Rule 501 under the Securities Act, (ii) has sufficient knowledge and experience in financial and business matters and in investing in entities similar to the Partnership and the Trust so as to be able to evaluate the risks and merits of its investment in the Partnership and the Trust and it is able financially to bear the risks thereof, (iii) has had an opportunity to discuss the business, management and financial affairs of the Trust and the Partnership with the management of the Trust and the Partnership, and (iv) understands that any such Trust Shares have not been registered under the Securities Act by reason of their issuance in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof or Rule 505 or 506 promulgated under the Securities Act and any such Trust Shares must be held indefinitely unless a subsequent disposition thereof is registered under the Securities Act and applicable state securities laws or is exempt from such registration. If not sold pursuant to an effective registration statement, any such Trust Shares will bear an appropriate legend indicating that such Trust Shares have not been registered under the Securities Act and resale of such Trust Shares is restricted under applicable securities laws.

     All authority conferred or agreed to be conferred in this Letter of Transmittal shall not be affected by, and shall survive, the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned.

     The undersigned understands that, except as provided in Section 2(b) of the Exchange Rights Agreement, a tender of Units pursuant to the Exchange Rights Agreement is irrevocable and constitutes a binding agreement between the undersigned and the Trust upon the terms and subject to the conditions of the Exchange Rights Agreement.

     Unless otherwise indicated under "Special Delivery Instructions", please mail any Trust Shares issuable upon exchange of the Units tendered hereby (or, if the Cash Election or the Combined Election is made, the cash payment payable pursuant thereto) to the address(es) of the registered holder(s) appearing under "Description of Units." In the event that the Special Delivery Instructions are completed, please issue the Trust Shares (or, if the Cash Election or the Combined Election is made, the cash payment payable pursuant thereto) in the name of the registered holder(s) and transmit the same to the person or persons so indicated.

     The Trust and the undersigned agree that they will cooperate with each other and will make, execute, acknowledge, deliver, record and file, or cause to be made, executed, acknowledged, delivered, recorded and filed, at such times and places as the other may reasonably deem necessary, all other and further documents and instruments, and will take all other and further actions, as the other may reasonably request from time to time in order to effectuate the purposes and provisions of the tender made pursuant to this Letter of Transmittal.

                         SPECIAL DELIVERY INSTRUCTIONS
                          (SEE INSTRUCTIONS 4 AND 5)

     To be completed ONLY if Trust Shares or the cash payment are to be sent to someone other than the undersigned or to the undersigned at an address other than that above.

Mail certificate(s) for Trust Shares or cash payment to:


Name
    ----------------------------------------------------------------------------
           (please print)

Address
       -------------------------------------------------------------------------

--------------------------------------------------------------------------------
           (include Zip Code)


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                (Tax Identification or Social Security Number)

                                   SIGN HERE

                     Complete Substitute Form W-9 included


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       (Signature(s) of holder of Units)

(Must be signed by registered holder(s) as name(s) appear(s) on books and records of the Partnership. If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, please set forth full title and see instruction 4.

Dated
     ---------------------------------------------------------------------------

Name(s)
       -------------------------------------------------------------------------
               (please print)
Capacity
(Full Title)
            --------------------------------------------------------------------

Address
       -------------------------------------------------------------------------
               (include Zip Code)

Area Code and Tel. No.
                      ----------------------------------------------------------

Tax Identification or
Social Security No.
                   -------------------------------------------------------------
                        (Complete Substitute Form W-9)

                           Guarantee of Signature(s)
                              (See Instruction 1)

Authorized
Signature
         -----------------------------------------------------------------------

Name of
Firm
    ----------------------------------------------------------------------------
Dated
     ---------------------------------------------------------------------------

                                 INSTRUCTIONS

                Forming Part of the Terms and Conditions of the
                           Exchange Rights Agreement

          1. GUARANTEE OF SIGNATURE. No signature guarantee on this Letter of Transmittal is required unless the registered holder of the Units has completed the box entitled "Special Delivery Instructions". In such case all signatures on this Letter of Transmittal must be guaranteed by a member firm of any registered national securities exchange in the United States or of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company (not a savings bank or a savings and loan association) having an office, branch or agency in the United States.

          2. DELIVERY OF LETTER OF TRANSMITTAL. This Letter of Transmittal is to be completed by the holder of Units. A properly completed and duly executed Letter of Transmittal and any other documents required by this Letter of Transmittal must be received by the Agent.

          No alternative, conditional or contingent tenders will be accepted.

          3. INADEQUATE SPACE. If the space provided herein is inadequate, the Units tendered and/or other information required should be listed on a separate schedule attached hereto.

          4. SIGNATURES ON LETTER OF TRANSMITTAL. The signature must correspond with the name as shown on the books and records of the Partnerships without any change whatsoever.

          If any of the Units tendered hereby are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

     If any tendered Units are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

     If this Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, each person should so indicate when signing, and proper evidence satisfactory to the Agent of their authority so to act must be submitted.

     5. SPECIAL DELIVERY INSTRUCTIONS. If a certificate for Trust Shares or the cash payment is to be sent to someone other than the signer of this Letter of Transmittal or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed.

     6. WAIVER OF CONDITIONS. The Trust reserves the right to waive in its sole discretion any of the specified conditions of the Offer in the case of the Units tendered; provided that any such waiver shall not adversely affect any holder of outstanding Units without the consent of such holder.

     7. BACK-UP WITHHOLDING. Under the Federal income tax law, a person surrendering Units must provide the Agent with his correct taxpayer identification number ("TIN") on Substitute Form W-9 below unless an exemption applies. If the correct TIN is not provided, a $50 penalty may be imposed by the Internal Revenue Service and payments made in exchange for the surrendered Units may be subject to back-up withholding of that rate provided by the Federal income tax law (such rate being at the date of the Exchange Rights Agreement, 31%).

     The TIN that must be provided is that of the registered holder of the Units. The TIN for an individual is his social security number.

     8. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Questions and requests for assistance or additional copies of the Exchange Rights Agreement and the Letter of Transmittal may be directed to the Agent at the address set forth above.

                           IMPORTANT TAX INFORMATION

     Under Federal income tax laws, a holder whose tendered Units are accepted for payment is required by law to provide the Agent (as payer) with his correct taxpayer identification number on Substitute Form W-9 below. If such holder is an individual, the taxpayer identification number is his social security number. If the Agent is not provided with the correct taxpayer identification number, the holder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such holder with respect to Units purchased pursuant to the Offer may be subject to back-up withholding.

     If back-up withholding applies, the Agent is required to withhold, at that rate provided by the Federal income tax law (such rate being at the date of the Exchange Rights

Agreement 31%), of any such payments made to the holder of Units. Trust Shares otherwise deliverable hereunder may, at the expense (and with all risk of loss for the account) of the undersigned, be sold to pay such amounts. Back-up withholding is not an additional tax. Rather, the tax liability of persons subject to back-up withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

PURPOSE OF SUBSTITUTE FORM W-9

     To prevent back-up withholding on payments that are made to a holder of Units purchased pursuant to the Offer, the holder is required to notify the Agent of his correct taxpayer identification number by completing the form below certifying that the taxpayer identification number provided on Substitute Form W-9 is correct.

WHAT NUMBER TO GIVE THE AGENT

     The holder is required to give the Agent the social security number or employer identification number of the record owner of the Units.

PAYER'S NAME:  Angeles Participating Mortgage Trust

==============================================================================================================
Substitute             Part 1 - Please provide your TIN in the box at right and      Social Security
Form W-9               certify by signing and dating below                           Number/Employer
                                                                                     Identification
                                                                                     Number
--------------------------------------------------------------------------------------------------------------
Department of the      Certification - Under the penalties of perjury, (i) I
Treasury/Internal      certify that the information provided on this form is true,
Revenue Service        correct and complete and (ii) I am not subject to backup
                       withholding because: (a) I am exempt from backup
                       Service withholding, or (b) I have not been notified by
                       the Internal Revenue Service (IRS) that I am subject to
                       backup withholding as a result of a failure to report all
                       interest or dividends, or (c) the IRS has notified me that
                       I am no longer subject to backup withholding.
--------------------------------------------------------------------------------------------------------------
                       Signature                                                     Date
==============================================================================================================

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACK-UP WITHHOLDING OF THAT RATE PROVIDED BY THE FEDERAL INCOME TAX LAW (SUCH RATE BEING AT THE DATE OF THE EXCHANGE RIGHTS AGREEMENT 31%) OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER.

                                                                      EXHIBIT 10

                         REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (this "Agreement") is made and entered into this 26th day of September, 1996, by and between Angeles Participating Mortgage Trust, a California business trust (the "Trust"), and Starwood Mezzanine Investors, L.P., a Delaware limited partnership ("Starwood Mezzanine"). Unless otherwise indicated, capitalized terms used herein are used herein as defined in Section 1.


                                   RECITALS
                                   --------

     WHEREAS, pursuant to a Formation Agreement, dated September 26, 1996, by and between the Trust and Starwood Mezzanine (the "Formation Agreement"), on the date hereof, the Trust and Starwood Mezzanine are making capital contributions to APMT Limited Partnership, a Delaware limited partnership (the "Partnership"), in return for the issuance by the Partnership to the Trust and to Starwood Mezzanine of Partnership Interests (as such term is defined in the Partnership Agreement); and

     WHEREAS, pursuant to the Formation Agreement, the parties hereto desire to set forth the rights of Starwood Mezzanine and the obligations of the Trust to cause the registration of the Registrable Securities pursuant to the Securities Act;

     NOW, THEREFORE, in consideration of the premises and mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     SECTION 1.  DEFINITIONS AND USAGE.
                 ---------------------

       1.1  DEFINITIONS.  As used in this Agreement:

     BENEFICIALLY OWNING. "BENEFICIALLY OWNING" means owning Trust Shares directly, indirectly or constructively by a Person through the application of
Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code, or
Section 544 of the Code, as modified by Section 856(h) of the Code.

     CLASS A WARRANT. "CLASS A WARRANT" shall mean the warrant issued by the Trust on March 15, 1994 for the purchase of up to 5,000,000 Trust Shares.

     CODE. "CODE" shall mean the Internal Revenue Code of 1986, as amended from time to time.

     COMMISSION. "COMMISSION" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

     CONTINUOUSLY EFFECTIVE. "CONTINUOUSLY EFFECTIVE", with respect to a specified registration statement, shall mean that such registration statement shall not cease to be effective and available for Transfers of Registrable Securities thereunder for longer than either (i) any ten

(10) consecutive business days, or (ii) an aggregate of fifteen (15) business days during the period specified in the relevant provision of this Agreement.

     DECLARATION OF TRUST. "DECLARATION OF TRUST" means the Declaration of Trust of the Trust, originally made and entered into as of April 15, 1988, as restated as of July 18, 1988, as further restated as of September 26, 1996, and as may be amended, modified, restated and superseded from time to time after the date of this Agreement.

     DEMAND REGISTRATION. "DEMAND REGISTRATION" shall have the meaning set forth in Section 2.1.

     FORMATION AGREEMENT. "FORMATION AGREEMENT" shall have the meaning set forth in the Recitals of this Agreement.

     EXCHANGE ACT. "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

     EXCHANGE RIGHTS AGREEMENT. "EXCHANGE RIGHTS AGREEMENT" shall mean the Exchange Rights Agreement, dated the date hereof, by and between the Trust and Starwood Mezzanine.

     INDEPENDENT TRUSTEES. "INDEPENDENT TRUSTEES" shall mean a Trustee of the Trust who is (i) not an officer, employee, agent, shareholder (direct or indirect) or representative of the Trust, Starwood Mezzanine, or Persons which directly or indirectly through one or more intermediaries control, or is controlled by or is under common control with Starwood Mezzanine, (ii) not a spouse, sibling, lineal descendant, ancestor, aunt, uncle or first cousin of any the aforesaid Persons (including in-laws and adopted relationships), and
(iii) free of any relationship that would interfere with the exercise of independent judgment; provided, however, that Ronald J. Consiglio, J. D'Arcy Chisholm and Jack E. McDonald shall be considered Independent Trustees hereunder.

     PERSON. "PERSON" shall mean any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or other agency or political subdivision thereof.

     PIGGYBACK REGISTRATION. "PIGGYBACK REGISTRATION" shall have the meaning set forth in Section 3.

     PARTNERSHIP. "PARTNERSHIP" shall have the meaning set forth in the Recitals of this Agreement.

     PARTNERSHIP AGREEMENT. "PARTNERSHIP AGREEMENT" shall mean the Limited Partnership Agreement of APMT Limited Partnership, dated as of the date hereof, by and between the Trust and Starwood Mezzanine.

     REGISTER, REGISTERED AND REGISTRATION. "REGISTER", "REGISTERED", AND "REGISTRATION" shall refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering by the Commission of effectiveness of such registration statement or document.

     REGISTRABLE SECURITIES. "REGISTRABLE SECURITIES" shall mean: (i) the Trust Shares issued upon exercise of the Class A Warrant, (ii) the Trust Shares issued or to be issued upon exchange of Units issued on the Closing Date pursuant to the Exchange Rights Agreement, (iii) any Trust Shares or other securities issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange by the Trust generally for, or in replacement by the Trust generally of, such Trust Shares; and (v) any securities issued in exchange for such Trust Shares in any merger or reorganization of the Trust; provided, however, that Registrable Securities shall not include any securities which have theretofore been registered and sold pursuant to the Securities Act or which have been sold to the public pursuant to Rule 144 or any similar rule promulgated by the Commission pursuant to the Securities Act; and, provided further, that the Trust shall have no obligation under Sections 2 and 3 to register any Registrable Securities if the Trust shall deliver to Starwood Mezzanine an opinion of counsel to the effect that the proposed sale or disposition of all of the Registrable Securities for which registration was requested does not require registration under the Securities Act for a sale or disposition in a single public sale, and offers to remove any and all legends restricting transfer from the certificates evidencing such Registrable Securities. Notwithstanding anything to the contrary set forth herein, Registrable Securities shall not include (x) any Units or (y) any Trust Shares issued upon exchange of Units issued after the date hereof to any Person (including, without limitation, Starwood Mezzanine).

     REGISTRABLE SECURITIES THEN OUTSTANDING. "REGISTRABLE SECURITIES THEN OUTSTANDING" shall mean, with respect to a specified determination date, the Registrable Securities owned by Starwood Mezzanine on such date and the Registrable Securities which are issuable upon exchange of Units issued on the Closing Date and owned by Starwood Mezzanine on such date.

     REGISTRATION EXPENSES. "REGISTRATION EXPENSES" shall have the meaning set forth in Section 6.1.

     REIT REQUIREMENTS. "REIT REQUIREMENTS" shall mean the requirements for the Trust to (i) qualify as a REIT under the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder, and (ii) avoid any federal income or excise tax liability. "REIT Requirements" shall also include the ownership limitation provisions set forth in Section 6.13 of the Declaration of Trust.

     SECURITIES ACT. "SECURITIES ACT" shall mean the Securities Act of 1933 and the rules and regulations of the Commission thereunder, all as the same may be in effect at the time.

     SHELF REGISTRATION. "SHELF REGISTRATION" shall have the meaning set forth in Section 2.2.

     TRANSFER. "TRANSFER" shall mean and include the act of selling, giving, transferring, creating a trust (voting or otherwise), assigning or otherwise disposing of (other than pledging, hypothecating or otherwise transferring as security) (and correlative words shall have correlative meanings); provided however, that any transfer or other disposition upon foreclosure or other exercise of remedies of a secured creditor after an event of default under or with respect to a pledge, hypothecation or other transfer as security shall constitute a "Transfer".

     TRUST SHARES. "TRUST SHARES" shall mean the Class A Shares, par value $1.00 per share, of the Trust.

     UNDERWRITERS' REPRESENTATIVE. "UNDERWRITERS' REPRESENTATIVE" shall mean the managing underwriter, or, in the case of a co-managed underwriting, the managing underwriter designated as the Underwriters' Representative by the co-managers.

     UNITS.  "UNITS" shall have the meaning set forth in the Partnership
Agreement.

     VIOLATION.  "VIOLATION" shall have the meaning set forth in Section 7.1.

      1.2  USAGE.

            (i) References to a Person are also references to its assigns and successors in interest (by means of merger, consolidation or sale of all or substantially all the assets of such Person or otherwise, as the case may be).

           (ii) References to Registrable Securities "owned" by Starwood Mezzanine shall include Registrable Securities beneficially owned by Starwood but which are held of record in the name of a nominee, trustee, custodian, or other agent.

          (iii) References to a document are to it as amended, waived and otherwise modified from time to time and references to a statute or other governmental rule are to it as amended and otherwise modified from time to time (and references to any provision thereof shall include references to any successor provision).

           (iv) References to Sections or to Schedules or Exhibits are to sections hereof or schedules or exhibits hereto, unless the context otherwise requires.

            (v) The definitions set forth herein are equally applicable both to the singular and plural forms and the feminine, masculine and neuter forms of the terms defined.

           (vi) The term "including" and correlative terms shall be deemed to be followed by "without limitation" whether or not followed by such words or words of like import.

          (vii) The term "hereof" and similar terms refer to this Agreement as a whole.

         (viii) The "date of" any notice or request given pursuant to this Agreement shall be determined in accordance with Section 12.

     SECTION 2.  DEMAND, SHELF AND TENDER REGISTRATIONS.

        2.1 If Starwood Mezzanine shall make a written request to the Trust, then the Trust shall cause there to be filed with the Commission a registration statement under the Securities Act (a "Demand Registration") and (subject to
Section 2.9) the Trust shall include therein all or any portion of the Registrable Securities as Starwood shall request in such written request. Any request made pursuant to this Section 2.1 shall be addressed to the attention of the Secretary of the Trust, and shall specify the number of Registrable Securities to be registered, the intended methods of disposition thereof and that the request is for a Demand Registration pursuant to this Section 2.1.

        2.2 If Starwood Mezzanine shall make a written request to the Trust, then the Trust shall cause there to be filed with the Commission a registration statement in accordance with the Securities Act for an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (a "Shelf Registration"), and the Trust shall include therein the Registrable Securities requested by Starwood Mezzanine. Any request made pursuant to this Section 2.2 shall be addressed to the attention of the Secretary of the Trust, and shall specify the number of Registrable Securities to be registered, the possible intended methods of disposition thereof and that the request is for a Shelf Registration pursuant to this Section 2.2.

        2.3 Notwithstanding the foregoing, no request may be made pursuant to
Section 2.1 or 2.2 (i) if within ninety (90) days prior to the date of such request a registration statement pursuant to this Section 2.1 or 2.2 shall have been declared effective by the Commission or (ii) during the ninety (90) day period after Starwood Mezzanine has requested a registration pursuant to Section 2 hereof and such request has not been withdrawn.

        2.4 (i) The Trust shall be entitled to postpone or suspend for up to ninety (90) days the filing, effectiveness, supplementing or amending of any registration statement otherwise required to be prepared and filed pursuant to this Section 2, if the Board of Trustees of the Trust determines that such registration and the Transfer of Registrable Securities contemplated thereby would interfere with, or require premature disclosure of, any material financing, acquisition, disposition, reorganization or other transaction involving the Partnership, the Trust or any of their respective subsidiaries (the "Transaction") and the Trust promptly gives Starwood Mezzanine notice of such determination. Starwood Mezzanine hereby acknowledges that any notice given by the Trust pursuant to this Section 2.4(i) shall constitute material non-public information and that the United States securities laws prohibit any Person who has material non-public information about a company from purchasing or selling securities of such company or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities. Upon receipt of such notice, Starwood Mezzanine agrees to cease making offers or Transfers of Registrable Securities pursuant to such registration statement. In the event the Trust shall give any such notice, the time period set forth in Section 2.5(ii) shall be extended for a period equal to the number of days from the date of such notice until the date the Board of Trustees of the Trust determine that the making of offers or Transfers of Registrable Securities shall not interfere with the Transaction.

               (ii) The Trust shall not be obligated to file any registration statement pursuant to this Section 2 if, within thirty (30) days after their receipt of the written request of Starwood Mezzanine, the Trust notifies Starwood Mezzanine that, prior to their receipt of such request, they had a plan or intention promptly to register equity securities under the Securities Act. Starwood Mezzanine shall have the right to participate in any such registration on the terms provided in Section 3 hereof.

               (iii) Notwithstanding anything to the contrary contained in this Agreement, without the consent of the Independent Trustees, no Registrable Securities may be offered or sold pursuant to a registration statement pursuant to Sections 2 or 3 prior to the earlier of (i) one (1) year from the date of this Agreement or (ii) the exercise of the Class A Warrant for at least 2,000,000 Trust Shares by Starwood Mezzanine. Starwood Mezzanine shall not be entitled to participate in any Piggyback Registration pursuant to which securities registered thereunder are to be offered or sold prior to the earlier of one (1) year from the date of this Agreement.

        2.5 Following receipt of a request for a Demand Registration or a Shelf Registration, the Trust shall:

               (i) File the registration statement with the Commission as promptly as practicable, and shall use reasonable efforts to have the registration declared effective under the Securities Act as soon as reasonably practicable, in each instance giving due regard to the need to prepare current financial statements, conduct due diligence and complete other actions that are reasonably necessary to effect a registered public offering.

               (ii) Use reasonable efforts to keep the relevant registration statement Continuously Effective (x) if a Demand Registration, until (A) 45 days from the date on which the Demand Registration becomes effective under the Securities Act or (B) such earlier date as of which all the Registrable Securities under the Demand Registration statement shall have been disposed of in the manner described in the registration statement and (y) if a Shelf Registration, until (A) 365 days from the date on which the Shelf Registration becomes effective under the Securities Act or (B) such date as of which all the Registrable Securities under the Shelf Registration statement have been disposed of in a manner described in the registration statement.

               (iii) If any Demand Registration statement was not maintained Continuously Effective (other than pursuant to Section 2.4) for a period of at least 45 days or such shorter period at the end of which all Registrable Securities covered by such Demand Registration have been sold pursuant thereto, Starwood shall be entitled to an additional Demand Registration; provided the Trust shall only be obligated to maintain effective such additional Demand Registration for a period equal to 45 days less the number of days the initial Demand Registration was effective. If the Shelf Registration is suspended or terminated and not Continuously Effective for a period of at least 365 days or such shorter period at the end of which all Registrable Securities covered by such Shelf Registration have been sold pursuant thereto (other than pursuant to Section 2.4), the Trust shall at the request of Starwood file an additional "shelf" registration statement and keep such subsequent shelf registration statement Continuously Effective for a period equal to 365 days less the number of days during which the Shelf Registration Statement was effective.

        2.6 Notwithstanding anything in this Agreement to the contrary, (i) subject to Section 2.5(iii), in no event will the Trust be obligated to effect more than a total of 1 Demand Registration and 1 Shelf Registration, (ii) in no event will the Trust be obligated to effect any Demand Registration or Shelf Registration for less than Two Hundred Fifty Thousand (250,000) Trust Shares,
(iii) in no event will the Trust be obligated to effect a Demand Registration if the Registrable Securities proposed to be registered therein shall be covered by a Shelf Registration statement, and (iv) no registration shall be effected under this Agreement and no Transfer of Registrable Securities may be effected if as a result thereof the Trust would not satisfy the REIT Requirements in any respect or if such registration or Transfer would result in any Person Beneficially Owning Trust Shares in excess of the ownership limitation provisions of the REIT Requirements. For purposes of the preceding sentence, registration shall not be deemed to have been effected (i) unless a registration statement with respect thereto has become effective, or (ii) if after such registration statement has become effective, the related offer, sale or distribution of Registrable Securities thereunder is prohibited by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason not attributable to Starwood and such prohibition is not thereafter eliminated. If the Trust shall have complied with its obligations under this Agreement, a right to demand a registration pursuant to this Section 2 shall be deemed to have been satisfied (i) if a Demand Registration, upon the earlier of
(A) the date as of which all of the Registrable Securities included therein shall have been disposed of pursuant to the Registration Statement, and (B) the date as of which such Demand Registration shall have been Continuously Effective for a period of forty-five (45) days, and (ii) if a Shelf Registration, upon the earlier of (A) the date as of which all the Registrable Securities included therein shall have been disposed of pursuant to the Registration Statement, and
(B) the date of which such Shelf Registration has been Continuously Effective for a period of 365 days, provided (x) no stop order or similar order, or proceedings for such an order, is thereafter entered or initiated and, (y) if the Trust, is subject to and complies with the provisions of Sections 2.4(i) and 2.5(iii) a right to demand registration shall be deemed to have been satisfied.

        2.7 A registration pursuant to this Section 2 shall be on such appropriate registration form of the Commission as shall be selected by the Trust and shall permit the disposition of the Registrable Securities in accordance with the intended method or methods of disposition specified in the request pursuant to Sections 2.1 or 2.2, respectively.

        2.8  If any Demand Registration or Shelf Registration pursuant to
Section 2 involves an underwritten offering (whether on a "firm commitment", "best efforts" or "all reasonable efforts" basis or otherwise), Starwood Mezzanine shall select the underwriter or underwriters and manager or managers to administer such underwritten offering; provided, however, that each Person so selected shall be acceptable to the Trust.

        2.9  Whenever the Trust shall effect a registration pursuant to this
Section 2 in connection with an underwritten offering pursuant to Section 2.8 and the Underwriters' Representative advises the Trust and Starwood Mezzanine that, in its opinion, the amount of securities requested to be included in such offering (whether by Starwood Mezzanine or others, including the Trust) exceeds the amount which can be sold in such offering within a price range acceptable to Starwood Mezzanine, securities shall be included in such offering and the related registration, to the extent of the amount which can be sold within such price range in the following order of priority: first, the Registrable Securities of Starwood Mezzanine requested to be included in such registration pursuant to this Section 2; second, all securities to be offered by the Trust and; third, all other securities requested to be included in such registration.

     SECTION 3.  PIGGYBACK REGISTRATION.

        3.1 If at any time the Trust proposes to register Trust Shares under the Securities Act in connection with the public offering solely for cash on Form S-1, S-2, S-3, or S-11 (or any replacement or successor forms), the Trust shall promptly give Starwood Mezzanine written notice of such registration. Upon the written request of Starwood Mezzanine given as promptly as practicable but in any event within twenty (20) days following the date of such notice, the Trust shall cause to be included in such registration statement and use reasonable efforts to be registered under the Securities Act all the Registrable Securities that Starwood Mezzanine shall have requested to be registered; (any such registration in which Starwood Mezzanine participates pursuant to this
Section 3.1 being referred to as a "Piggyback Registration"). The Trust shall have the absolute right to delay, withdraw or cease to prepare or file any registration statement for any offering referred to in this Section 3 without any obligation or liability to Starwood Mezzanine, it being understood that any Registrable Securities previously included in any such withdrawn Registration Statement shall not cease to be Registrable Securities by reason of such inclusion or withdrawal.

        3.2 If the Underwriters' Representative shall advise the Trust that, in its opinion, the amount or type of Registrable Securities requested to be included in such registration would adversely affect such offering, or the timing thereof, then the Trust will include in such registration, to the extent of the amount and class which the Trust is so advised can be sold without such adverse effect in such offering: first, all securities proposed to be sold by the Trust for its own account; second, the Registrable Securities requested to be included in such registration by Starwood Mezzanine pursuant to this Section 3; and third, all other securities requested to be included in such registration.

     SECTION 4.  REGISTRATION PROCEDURES. Whenever required under Section 2 or
Section 3 to effect the registration of any Registrable Securities, the Trust shall, as expeditiously as practicable:

        4.1 Prepare and file with the Commission a registration statement with respect to such Registrable Securities and use reasonable efforts to cause such registration statement to become effective; provided, however, that before filing a registration statement or prospectus or any amendments or supplements thereto, the Trust shall furnish to counsel for Starwood Mezzanine, copies of all such documents in the form substantially as proposed to be filed with the Commission.

        4.2 Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act and rules thereunder with respect to the disposition of all securities covered by such registration statement. If the registration is for an underwritten offering, the Trust shall amend the registration statement or supplement the prospectus whenever required by the terms of the underwriting agreement entered into pursuant to Section 5.2. If the registration statement is for a Shelf Registration, the Trust shall amend the registration statement or supplement the prospectus so that it will remain current and in compliance with the requirements of the Securities Act for the period specified in Section 2.5(ii), and if during such period any event or development occurs as a result of which the registration statement or prospectus contains a misstatement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, the Trust shall promptly notify Starwood Mezzanine, amend the registration statement or supplement the prospectus so that each will thereafter comply with the Securities Act and furnish to Starwood Mezzanine such amended or supplemented prospectus, which each such Holder shall thereafter use in the Transfer of Registrable Securities covered by such registration statement. Pending any such amendment or supplement described in this Section 4.2, Starwood Mezzanine shall cease making offers or Transfers of Registrable Securities pursuant to the prior prospectus. In the event that any Registrable Securities included in a registration statement subject to, or required by, this Agreement remain unsold at the end of the period during which the Trust is obligated to use reasonable efforts to maintain the effectiveness of such registration statement, the Trust may file a post-effective amendment to the registration statement for the purpose of removing such Registrable Securities from registered status.

        4.3 Furnish to Starwood Mezzanine, without charge, such numbers of copies of the registration statement, any pre-effective or post-effective amendment thereto, the prospectus, including each preliminary prospectus and any amendments or supplements thereto, in each case in conformity with the requirements of the Securities Act and the rules thereunder, and such other related documents as Starwood Mezzanine may reasonably request in order to facilitate the disposition of Registrable Securities.

        4.4 Use reasonable efforts (i) to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such states where an exemption from registration is not available and as shall be reasonably requested by the Underwriters' Representative and (ii) to obtain the withdrawal of any order suspending the effectiveness of a registration statement; or the lifting of any suspension of the qualification (or exemption from qualification) of the offer and transfer of any of the Registrable Securities in any state, at the earliest possible moment; provided, however, that the Trust shall not be required in connection therewith or as a condition thereto to qualify to do business or to consent to general service of process in any state.

        4.5 In the event of any underwritten offering, use reasonable efforts to enter into and perform its obligations under an underwriting agreement (including indemnification and contribution obligations of underwriters), in usual and customary form, with the managing underwriter or underwriters of such offering. The Trust shall also cooperate with Starwood Mezzanine, and the Underwriters' Representative for such offering in the marketing of the Registrable Securities, including making available the officers, accountants, counsel, premises, books and records of the Trust for such purpose, but the Trust shall not be required to incur any material out-of-pocket expense pursuant to this sentence.

        4.6 Promptly notify Starwood Mezzanine of any stop order issued or threatened to be issued by the Commission in connection therewith and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered.

     4.7 Make available for inspection by Starwood Mezzanine, any underwriter participating in such offering and the representatives of Starwood Mezzanine and Underwriter (but not more than one firm of counsel to Starwood Mezzanine), all financial and other information as shall be reasonably requested by them, and provide Starwood Mezzanine, any underwriter participating in such offering and the representatives of Starwood Mezzanine and Underwriter the reasonable opportunity to discuss the business affairs of the Trust with their principal executives and independent public accountants who have certified the audited financial statements included in such registration statement, in each case all as necessary to enable them to exercise their due diligence responsibility under the Securities Act; provided, however, that information that the Trust determines to be confidential and which the Trust advises such Person in writing, is confidential shall not be disclosed unless such Person signs a confidentiality agreement reasonably satisfactory to the Trust or Starwood Mezzanine agrees to be responsible for such Person's breach of confidentiality on terms reasonably satisfactory to the Trust.

     4.8 Use reasonable efforts to obtain a so-called "comfort letter" from the independent public accountants of the Trust, and legal opinions of counsel to the Trust addressed to Starwood Mezzanine, in customary form and covering such matters of the type customarily covered by such letters, and in a form that shall be reasonably satisfactory to Starwood Mezzanine. Delivery of any such opinion or comfort letter shall be subject to the recipient furnishing such written representations or acknowledgements as are customarily provided by selling shareholders who receive such comfort letters or opinions.

     4.9 Use reasonable efforts to cause the Registrable Securities covered by such registration statement (i) if the Trust Shares are then listed on a securities exchange or included for quotation in a recognized trading market, to continue to be so listed or included for a reasonable period of time after the offering, and (ii) to be registered with or approved by such other United States or state governmental agencies or authorities as may be necessary by virtue of the business and operations of the Trust to enable Starwood Mezzanine to consummate the disposition of such Registrable Securities.

     4.10 Take such other actions as are reasonably required in order to expedite or facilitate the disposition of Registrable Securities included in each such registration.

     SECTION 5. STARWOOD MEZZANINE'S OBLIGATIONS. It shall be a condition precedent to the obligations of the Trust to take any action pursuant to this Agreement with respect to the Registrable Securities of Starwood Mezzanine that Starwood Mezzanine shall:

     5.1 Furnish to the Trust such information regarding Starwood Mezzanine, the number of the Registrable Securities owned by it, and the intended method of disposition of such securities as shall be required to effect the registration of Registrable Securities of Starwood Mezzanine, and to cooperate fully with the Trust in preparing such registration.

     5.2 In the case of a registration under Section 3, agree to sell its Registrable Securities to the underwriters at the same price and on substantially the same terms and conditions as the Trust or the other Persons on whose behalf the registration statement was being filed have agreed to sell their securities, and, to execute the underwriting agreement agreed to by the Trust and such other persons.

     SECTION 6. EXPENSES OF REGISTRATION. Expenses in connection with registrations pursuant to this Agreement shall be allocated and paid as follows:

     6.1 With respect to each Demand Registration and Shelf Registration, the Trust shall bear and pay all expenses incurred in connection with any registration, filing, or qualification of Registrable Securities with respect to such registration for Starwood Mezzanine, including all registration, filing and National Association of Securities Dealers, Inc. fees, all fees and expenses of complying with securities or blue sky laws, all printing expenses, messenger and delivery expenses, the reasonable fees and disbursements of counsel for the Trust and of the independent public accountants for the Trust, including the expenses of "cold comfort" letters required by or incident to such performance and compliance (the "Registration Expenses"), but excluding underwriting discounts and commissions relating to Registrable Securities and all fees and expenses of counsel for Starwood Mezzanine; provided, however, that the Trust shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2 if the registration is subsequently withdrawn (in which case all holders of securities participating in such registration shall bear such expenses, pro rata), unless, in the case of a Demand Registration or a Shelf Registration, Starwood Mezzanine agrees that such withdrawn registration shall have constituted one of the Demand and Shelf Registrations available to them under Section 2 hereof.

     6.2 The Trust shall bear and pay all Registration Expenses incurred in connection with any Piggyback Registrations pursuant to Section 3 but excluding underwriting discounts and commissions relating to Registrable Securities and all fees and expenses of counsel for Starwood Mezzanine.

     SECTION 7. INDEMNIFICATION; CONTRIBUTION. If any Registrable Securities are included in a registration statement under this Agreement:

     7.1 To the extent permitted by applicable law, the Trust shall indemnify and hold harmless Starwood Mezzanine, each Person, if any, who controls Starwood Mezzanine within the meaning of the Securities Act, and each officer, director, partner and employee of Starwood Mezzanine and such controlling Person, against any and all losses, claims, damages, liabilities and expenses (joint or several), including reasonable attorneys' fees and disbursements and reasonable expenses of investigation, incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation, or to which any of the foregoing Persons may otherwise become subject under the Securities Act, the Exchange Act or other federal or state laws, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon any of the following statements, omissions or violations (collectively, a "Violation"):

          (i) Any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein, or any amendments or supplements thereto; or

          (ii) The omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; provided, however, that the indemnification required by this
Section 7.1 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or expense if such settlement is effected without the consent of the Trust (which consent shall not be unreasonably withheld), nor shall the Trust be liable in any such case for any such loss, claim, damage, liability or expense to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with information furnished to the Trust by the indemnified party expressly for use in connection with such registration; and provided, further, that the indemnity agreement contained in this Section 7 shall not apply to the extent that any such loss is based on or arises out of an untrue statement or alleged untrue statement of a material fact, or an omission or alleged omission to state a material fact, contained in or omitted from any preliminary prospectus if the final prospectus shall correct such untrue statement or alleged untrue statement, or such omission or alleged omission, and a copy of the final prospectus has not been sent or given to such person at or prior to the confirmation of sale to such person if an underwriter was under an obligation to deliver such final prospectus and failed to do so.

     7.2 To the extent permitted by applicable law, Starwood Mezzanine shall indemnify and hold harmless the Trust, its Trustees, officers, employees and agents, each Person, if any, who controls the Trust within the meaning of the Securities Act, and the trustees, directors, officers, employees or agents of such controlling Person against any and all losses, claims, damages, liabilities and expenses (joint and several), including reasonable attorneys' fees and disbursements and reasonable expenses of investigation, incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation, or to which any of the foregoing Persons may otherwise become subject under the Securities Act, the Exchange Act or other federal or state laws, but only insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon any Violation, in each case to the extent that such Violation arises out of or is based upon information furnished by Starwood Mezzanine expressly for use in connection with such registration; provided, however, that
(x) the indemnification required by this Section 7.2 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or expense if such settlement is effected without the consent of Starwood Mezzanine (which consent shall not be unreasonably withheld) and (y) in no event shall the amount of any indemnity under this Section 7.2 exceed the gross proceeds from the applicable offering received by Starwood Mezzanine.

     7.3 Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action, suit, proceeding, investigation or threat thereof made in writing for which such indemnified party may make a claim under this Section 7, such indemnified party shall deliver to the indemnifying party a written notice thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and disbursements and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time following the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this
Section 7 to the extent of such prejudice but shall not relieve the indemnifying party of any liability that it may have to any indemnified party otherwise than pursuant to this Section 7. Any fees and expenses incurred by the indemnified party (including any fees and expenses incurred in connection with investigating or preparing to defend such action or proceeding) shall be paid to the indemnified party, as incurred, within thirty (30) days of written notice thereof to the indemnifying party (regardless of whether it is ultimately determined that an indemnified party is not entitled to indemnification hereunder). Any such indemnified party shall have the right to employ separate counsel in any such action, claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be the expenses of such indemnified party unless (i) the indemnifying party has agreed to pay such fees and expenses or (ii) the indemnifying party shall have failed to promptly assume the defense of such action, claim or proceeding or (iii) the named parties to any such action, claim or proceeding (including any impleaded parties) include both such indemnified party and the indemnifying party, and such indemnified party shall have been advised by counsel in writing that there may be one or more legal defenses available to it which are different from or in addition to those available to the indemnifying party and that the assertion of such defenses would create a conflict of interest such that counsel employed by the indemnifying party could not faithfully represent the indemnified party (in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action, claim or proceeding on behalf of such indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action, claim or proceeding or separate but substantially similar or related actions, claims or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all such indemnified parties, unless in the reasonable judgment of such indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such action, claim or proceeding, in which event the indemnifying party shall be obligated to pay the fees and expenses of such additional counsel or counsels).

     7.4 If the indemnification required by this Section 7 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to in this
Section 7:

          (i) The indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any Violation has been committed by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such Violation. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in
Section 7.1 and Section 7.2, any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

          (ii) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7.4 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in Section 7.4(i). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

     7.5 If indemnification is available under this Section 7, the indemnifying parties shall indemnify each indemnified party to the full extent provided in this Section 7 without regard to the relative fault of such indemnifying party or indemnified party or any other equitable consideration referred to in Section 7.4.

     7.6 The obligations of the Trust and Starwood Mezzanine under this Section 7 shall survive the completion of any offering of Registrable Securities pursuant to a registration statement under this Agreement, and otherwise.

     SECTION 8. DETERMINATIONS AND INTERPRETATION. All determinations of the Trust (or the Board of Trustees of the Trust) provided for in or pursuant to this Agreement shall be made by its Independent Trustees, including, without limitation, any determination pursuant to Sections 2.4(i) and 2.7. All interpretations of the terms of this Agreement shall be resolved on behalf of the Trust by its Independent Trustees.

     SECTION 9. HOLDBACK. (a) Starwood Mezzanine, if so requested by the Underwriters' Representative in connection with an offering of any securities covered by a registration statement filed by Trust, whether or not Starwood Mezzanine's securities are included therein, shall not effect any public sale or distribution of Trust Shares or any securities convertible into or exchangeable or exercisable for Trust Shares, including a sale pursuant to Rule 144 under the Securities Act (except as part of such underwritten registration), during the fifteen (15)-day period prior to, and during the one hundred twenty (120)-day period beginning on, the date such registration statement is declared effective under the Securities Act by the Commission. In order to enforce the foregoing covenant, the Trust shall be entitled to impose stop-transfer instructions with respect to the Registrable Securities of Starwood Mezzanine until the end of such period. Starwood Mezzanine shall have the right to participate in any such registration on the terms provided herein.

     (b) The Trust agrees not to effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the fifteen (15)-day period prior to and during the ninety (90)-day period beginning on the effective date of any underwritten Demand Registration (except pursuant to (i) registrations on Form S-8 or any successor form, (ii) registrations on Form S-4 or any successor form and (iii) registrations of securities in connection with a dividend reinvestment plan (on form(s) applicable to such securities) unless the underwriters managing the registered public offering otherwise agree.

     SECTION 10.  AMENDMENT, MODIFICATION AND WAIVERS; FURTHER ASSURANCES.

          (i) This Agreement may be amended with the consent of the Trust and the Trust may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Trust shall have obtained the written consent of Starwood Mezzanine to such amendment, action or omission to act.

          (ii) No waiver of any terms or conditions of this Agreement shall operate as a waiver of any other breach of such terms and conditions or any other term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof. No written waiver hereunder, unless it by its own terms explicitly provides to the contrary, shall be construed to effect a continuing waiver of the provisions being waived and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose or impair the right of the party against whom such waiver is claimed in all other instances or for all other purposes to require full compliance with such provision.

          (iii) Each of the parties hereto shall execute all such further instruments and documents and take all such further action as any other party hereto may reasonably require in order to effectuate the terms and purposes of this Agreement.

     SECTION 11. ASSIGNMENT; BENEFIT. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, assigns, executors, administrators or successors; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated (i) by the Trust without the consent of Starwood Mezzanine (which consent shall not be unreasonably withheld) or (ii) by Starwood Mezzanine unless the transferee of the Registrable Securities is a direct or indirect partner of Starwood Mezzanine.

     SECTION 12.  MISCELLANEOUS.

     12.1 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving regard to the conflict of laws principles thereof.

     12.2 NOTICES. All notices and requests given pursuant to this Agreement shall be in writing and shall be made by hand-delivery, first-class mail (registered or certified, return receipt requested), confirmed facsimile or overnight air courier guaranteeing next business day delivery to the relevant address specified in the Formation Agreement. Except as otherwise provided in this Agreement, the date of each such notice and request shall be deemed to be, and the date on which each such notice and request shall be deemed given shall be: at the time delivered, if personally delivered or mailed; when receipt is acknowledged, if sent by facsimile; and the next business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next business day delivery.

     12.3 ENTIRE AGREEMENT; INTEGRATION. This Agreement supersedes all prior agreements between or among any of the parties hereto with respect to the subject matter contained herein and therein, and such agreements embody the entire understanding among the parties relating to such subject matter.

     12.4 SECTION HEADINGS. Section headings are for convenience of reference only and shall not affect the meaning of any provision of this Agreement.

     12.5 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument. All signatures need not be on the same counterpart.

     12.6 SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity and enforceability of the remaining provisions of this Agreement, unless the result thereof would be unreasonable, in which case the parties hereto shall negotiate in good faith as to appropriate amendments hereto.

     12.7 TERMINATION. This Agreement may be terminated at any time by a written instrument signed by the Trust and Starwood Mezzanine. Unless sooner terminated in accordance with the preceding sentence, this Agreement (other than Section 7 hereof) shall terminate in its entirety on such date as there shall be
(a) no Registrable Securities outstanding, and (b) no securities outstanding which are convertible or exchangeable into Registrable Securities; provided that any Trust Shares previously subject to this Agreement shall not be Registrable Securities following the sale of any such shares in an offering registered pursuant to this Agreement.

     12.8 ANGELES PARTICIPATING MORTGAGE TRUST. The parties hereto understand and agree that the name "Angeles Participating Mortgage Trust" is a designation of the Trust and its Trustees (as Trustees but not personally) under the Declaration of Trust, and all persons dealing with the Trust shall look solely to the Trust's assets for the enforcement of any claims against the Trust, and that the Trustees, officers, agents and security holders of the Trust assume no personal liability for obligations entered into on behalf of the Trust, and their respective individual assets shall not be subject to the claims of any person relating to such obligations.

     12.9 OTHER REGISTRATION RIGHTS. The Trust will not grant directly or indirectly to any Persons the right to request the Trust to register any equity securities of the Trust, or any securities convertible or exchangeable into or exercisable for such securities, without the prior written consent of Starwood Mezzanine (which consent shall not be unreasonably withheld). The Trust hereby severally represents and warrants that it has not previously entered into any agreement with respect to the Trust Shares granting any registration rights to any Person.

     12.10 SUBMISSION TO JURISDICTION. Each of the parties hereto and each of the Holders irrevocably submits and consents to the jurisdiction of the United States District Court for the Central District of California in connection with any action or proceeding arising out of or relating to this Agreement, and irrevocably waives any immunity from jurisdiction thereof and any claim of improper venue, forum non conveniens or any similar basis to which it might otherwise be entitled in any such action or proceeding.

     IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first written above.

                              ANGELES PARTICIPATING MORTGAGE TRUST,
                              a California business trust



                              By:
                                  ------------------------------------------
                              Name:
                              Title:


                              STARWOOD MEZZANINE INVESTORS, L.P.

                              By:  STARWOOD CAPITAL GROUP, L.P.,
                                   a Delaware limited partnership,
                                   General Partner

                                   By:  BSS CAPITAL PARTNERS, L.P.,
                                        a Delaware limited partnership,
                                        General Partner

                                         By:  STERNLICHT HOLDINGS II, INC.,
                                              a Delaware corporation,
                                              General Partner



                                         By:
                                              ------------------------------
                                              Name:
                                              Title:

                                                                      EXHIBIT 11

                              FORMATION AGREEMENT


     THIS FORMATION AGREEMENT (this "Agreement") is made and entered into this 26th day of September, 1996, by and between ANGELES PARTICIPATING MORTGAGE TRUST, a California business trust, organized under the laws of the State of California ("APT"), and STARWOOD MEZZANINE INVESTORS, L.P., a Delaware limited partnership ("Starwood Mezzanine"). Unless otherwise indicated, certain terms used herein are used as defined in Section 9.4 hereof.


                              W I T N E S S E T H:
                              -------------------

     WHEREAS, APT is a California business trust, having 2,550,000 Class A Shares, par value $1.00 per share ("Class A Shares"), issued and outstanding, and having 1,275,000 Class B Shares, par value $0.01 per share ("Class B Shares"), issued and outstanding, in each case as of the date hereof;

     WHEREAS, APT and Starwood Mezzanine desire to, among other things, provide for the formation, capitalization and operation of a limited partnership (the "Partnership") under the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") on the terms and conditions set forth herein;

     WHEREAS, the general partner of Starwood Mezzanine and the requisite number of limited partners have approved the transactions provided for in this Agreement and the Board of Trustees of APT has approved the transactions provided for in this Agreement and has directed that the transactions contemplated by this Agreement be submitted for adoption to the shareholders of APT; and

     WHEREAS, APT and Starwood Mezzanine desire to make certain representations, warranties and agreements in connection with the transactions contemplated by this Agreement and also to prescribe various conditions to the consummation of such transactions.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties hereto agree as follows:


                                   ARTICLE I

                             FORMATION AND CLOSING

     Section 1.1 Formation. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date (as defined in Section 1.2) (a) APT and Starwood Mezzanine shall form the Partnership by executing and delivering the Limited Partnership Agreement of the Partnership in substantially the form attached to this Agreement as Exhibit A (the "Partnership Agreement") and by executing and filing in the Office of the Secretary of State of the State of

Delaware a certificate of limited partnership of the Partnership, (b) in exchange for a limited partnership interest in the Partnership representing a 92.24% Partnership Interest (as defined in the Partnership Agreement), subject to adjustment, Starwood Mezzanine shall contribute to the Partnership the entire interest of Starwood Mezzanine in the Certificates (as defined in Section 3.5), valued at approximately $4,757,000 as of January 1, 1996, (c) in exchange for a general partnership interest in the Partnership representing a 7.76% Partnership Interest, subject to adjustment, APT shall contribute $400,000, in cash, plus or minus prorations, if any, to the Partnership, and (d) APT and Starwood Mezzanine shall take or cause to be taken all other actions contemplated herein to be taken on the Closing Date.

     Section 1.2 Closing Date. Upon the terms and subject to the conditions set forth in this Agreement, the transactions contemplated by this Agreement shall be consummated (the "Closing") at 10:00 a.m., local time, on the next business day after the meetings of the shareholders of APT provided for in Section 4.2, or such other date as may be agreed upon by APT and Starwood Mezzanine, at the offices of Katten Muchin & Zavis, 1999 Avenue of the Stars, Suite 1400, Los Angeles, California 90067-6042, or at such other place or at such other time as shall be agreed upon by APT and Starwood Mezzanine (such date and time being herein called the "Closing Date").

     Section 1.3 Closing Date Deliveries. On the Closing Date, APT and Starwood Mezzanine, as appropriate, shall execute and deliver or cause the Partnership to execute and deliver the following documents: (a) the Partnership Agreement, (b) the Exchange Rights Agreement between APT and Starwood Mezzanine in substantially the form attached to this Agreement as Exhibit B (the "Exchange Agreement"), (c) the Registration Rights Agreement between APT and Starwood Mezzanine in substantially the form attached to this Agreement as Exhibit C (the "Registration Rights Agreement"), (d) the Assignment and Assumption Agreement between the Partnership and Starwood Mezzanine in substantially the form attached to this Agreement as Exhibit D, (e) all of the documents, instruments and opinions required to be delivered pursuant to Articles V and VI hereof, and
(f) all the other documents, instruments and agreements (including instruments of transfer) reasonably necessary to carry out the terms and provisions of this Agreement and each of the other documents referred to in this Section 1.3. The documents described in clauses (a), (b), (c) and (d) above shall hereinafter be referred to as the Transaction Agreements.

     Section 1.4 Closing Adjustments. Interest which has accrued but not yet been paid on the Certificates prior to or on the Closing Date shall be paid to Starwood Mezzanine by the Partnership within 1 day of the date such interest is paid to the Partnership. All interest accruing on the Certificates subsequent to the Closing Date shall be payable to the Partnership. If the principal amount of the Certificates has been reduced subsequent to January 1, 1996, Starwood Mezzanine's Partnership Interest will be reduced accordingly and APT's Partnership Interest will be increased accordingly.

                                  ARTICLE II

                        REPRESENTATIONS AND WARRANTIES
                                    OF APT

     As an inducement to Starwood Mezzanine to enter into this Agreement and to consummate the transactions contemplated hereby, APT represents and warrants to Starwood Mezzanine and agrees as follows:

     Section 2.1 Organization of APT. APT is a real estate investment trust duly organized and validly existing under the laws of the State of California. APT is duly qualified to transact business in each of the jurisdictions in which the ownership or leasing of the properties used in its business or the conduct of its business requires such qualification, other than in such jurisdictions where the failure to be so qualified would not have a Material Adverse Effect on APT or, to the knowledge of APT, after the Closing, on the Partnership. APT has all requisite trust power and authority to own or lease and operate its properties and to carry on its business as now conducted.

     Section 2.2 No Subsidiaries. APT has no subsidiaries of any kind whatsoever.

     Section 2.3 Capitalization. On the date hereof, (i) 2,550,000 Class A Shares are validly issued and outstanding and are fully paid and nonassessable, and (ii) 1,275,000 Class B Shares are validly issued and outstanding and are fully paid and nonassessable. All shares subject to issuance pursuant to the Class A Warrant and Class B Warrant, upon issuance on the terms and conditions specified in the instrument pursuant to which such shares are issuable, shall be duly authorized, validly issued, fully paid and non-assessable. APT has delivered to Starwood Mezzanine complete and correct copies of the Class A Warrant and Class B Warrant. Except for the Warrants, and except as contemplated by the Transaction Agreements and the Trust Declaration, there are no options, warrants or other rights to acquire, or agreements or commitments pursuant to which APT is obligated to issue, sell, purchase or redeem, shares of capital stock of APT. The Class A Shares are currently publicly traded on the American Stock Exchange ("AMEX") and will remain so at Closing.

     Section 2.4  Authority.

          (a) APT has full trust power and authority to enter into this Agreement, the Transaction Agreements and the other agreements and instruments contemplated hereby and thereby to be entered into by APT and, subject to the approval by the shareholders of APT of the APT Shareholder Matters (as defined in Section 4.2), to consummate the transactions contemplated hereby and thereby.

          (b) The execution, delivery and performance by APT of this Agreement, the Transaction Agreements and the other agreements and instruments contemplated hereby and thereby and the consummation by APT of the transactions contemplated hereby and thereby have been duly authorized by all necessary trust action on the part of APT, subject to the approval by the shareholders of APT of the APT Shareholder Matters. This Agreement is, and each other agreement or instrument contemplated hereby (including, without limitation, the Transaction

Agreements) to be executed by APT, when executed and delivered by APT, will be, the legal, valid and binding agreement of APT, enforceable against APT in accordance with their respective terms.

          (c) Neither the execution or delivery by APT of this Agreement, the Transaction Agreements or the other agreements and instruments contemplated hereby or thereby, nor consummation of the transactions contemplated hereby or thereby or compliance with or fulfillment of the terms and provisions hereof or thereof by APT, will (i) conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights, or result in the creation or imposition of any encumbrance upon any of the assets of APT, under any organizational document of APT or any other instrument, agreement, mortgage, indenture, deed of trust, permit, concession, grant, franchise, license, judgment, order, award, decree or other restriction to which APT is a party or any of its properties is subject or by which it is bound or any statute, other law or regulatory provision affecting it, (ii) require the approval, consent or authorization of, or the making of any declaration, filing or registration with, any third party or any foreign, federal, state or local court, governmental authority or regulatory body, by or on behalf of APT, or (iii) adversely affect the ability of APT to continue to qualify to be taxed as a "real estate investment trust", as defined in Section 856 of the Code ("REIT"), for the taxable year ending December 31, 1996, other than as described in the Proxy Statement (as hereinafter defined), except for
(A) the filing of appropriate documents with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (B) approval by the shareholders of APT of the APT Shareholder Matters, and (C) such conflicts, breaches, defaults, events, creations, impositions, approvals, consents, declarations, filings or authorizations which would not reasonably be expected to either (x) have a Material Adverse Effect on APT or, in addition, to the knowledge of APT, after the Closing, on the Partnership or (y) prevent or hinder the consummation of the transactions contemplated hereby.

     Section 2.5 Litigation. To the knowledge of APT, there are no actions, suits or proceedings or court orders or decrees pending or threatened to which APT is a party or any of its assets is subject or by which it is bound before or by any court or governmental agency, which if determined adversely to the interests of APT, would reasonably be expected to either (a) have a Material Adverse Effect on APT or, after the Closing, to the knowledge of APT, on the Partnership or (b) prevent or hinder the consummation of the transactions contemplated hereby.

     Section 2.6  Certain Matters.

          (a) As of the date hereof, APT has no assets or properties other than One Million Seven Hundred Eighty Five Thousand Dollars ($1,785,000) in cash and cash equivalents or as otherwise disclosed in the SEC documents.

          (b) APT will continue to qualify to be taxed as a REIT for the taxable year ending December 31, 1996; provided that the Closing Date has occurred prior to September 30, 1996.

     Section 2.7 SEC Documents. APT has previously delivered or made available to Starwood Mezzanine complete and correct copies of all reports and statements filed by APT with the SEC since December 31, 1993 (the "SEC Documents"). As of their respective dates, none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

     Section 2.8 Shareholder Agreement. APT has delivered to Starwood Mezzanine a true and complete copy of the Restated Shareholders Agreement, originally made and entered into as of March 15, 1994, as restated as of April 27, 1994, and as amended March 15, 1996. Said document is in full force and effect and no defaults or breaches exist thereunder.

     Section 2.9 Financial Information. The financial statements (excluding the pro form financial data) included in the SEC documents present fairly the financial condition, results of operation and changes in the financial condition of APT at the dates and for the periods indicated and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as otherwise indicated therein). The pro forma financial data included in the Proxy Statement (as defined in Section 4.1) has been prepared in accordance with all applicable rules and guidelines of the SEC with respect to pro forma financial data, and the adjustments used therein are appropriate to give effect to the transaction or circumstance referred to therein.

     Section 2.10 No Finder. Neither APT nor any party acting on the behalf of APT has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.


                                  ARTICLE III

                       REPRESENTATIONS AND WARRANTIES OF
                              STARWOOD MEZZANINE

     As an inducement to APT to enter into this Agreement and to consummate the transactions contemplated hereby, Starwood Mezzanine represents and warrants to APT and agrees as follows:

     Section 3.1 Organization of Starwood Mezzanine. Starwood Mezzanine is a limited partnership duly formed, validly existing and in good standing as a limited partnership under the Delaware RULPA. Starwood Mezzanine is duly qualified to transact business and is in good standing in each of the jurisdictions in which the ownership or leasing of the properties used in its business or the conduct of its business requires such qualification, other than in such jurisdictions where the failure to be so qualified and in good standing would not have a Material Adverse Effect on Starwood Mezzanine or, to the knowledge of Starwood Mezzanine, after the Closing, on the Partnership. Starwood Mezzanine has all requisite partnership power and authority to carry on its business as now conducted.

     Section 3.2  Authority.

          (a) Starwood Mezzanine has full partnership power and authority to enter into this Agreement, the Transaction Agreements and the other agreements and instruments contemplated hereby and thereby to be entered into by it and to consummate the transactions contemplated hereby and thereby.

          (b) The execution, delivery and performance by Starwood Mezzanine of this Agreement, the Transaction Agreements and the other agreements and instruments contemplated hereby and thereby and the consummation by Starwood Mezzanine of the transactions contemplated hereby and thereby have been duly authorized by all necessary partnership action. This Agreement is, and each other agreement or instrument contemplated hereby (including, without limitation, the Transaction Agreements) of Starwood Mezzanine contemplated hereby (including, without limitation, the Transaction Agreements), to be executed by Starwood Mezzanine when executed and delivered by Starwood Mezzanine, will be, the legal, valid and binding agreement of Starwood Mezzanine, enforceable against Starwood Mezzanine in accordance with its respective terms.

          (c) Neither the execution and delivery by Starwood Mezzanine of this Agreement, the Transaction Agreements or the other agreements and instruments contemplated hereby and thereby, nor consummation of the transactions contemplated hereby or thereby or compliance with or fulfillment of the terms and provisions hereof or thereof by Starwood Mezzanine will (i) conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights, or result in the creation or imposition of any encumbrance upon the Certificates (as hereinafter defined) under the agreement of limited partnership of Starwood Mezzanine, any instrument, agreement, mortgage, indenture, deed of trust, permit, concession, grant, franchise, license, judgment, order, award, decree or other restriction to which Starwood Mezzanine is a party or the Certificates are subject or bound or any statute, other law or regulatory provision affecting any of them, or (ii) require the approval, consent or authorization of, or the making of any declaration, filing or registration with, any third party or any foreign, federal, state or local court, governmental authority or regulatory body, by or on behalf of Starwood Mezzanine, except for conflicts, breaches, defaults, events, creations, impositions, approvals, consents, declarations, filings or authorizations which would not reasonably be expected to either (x) have a Material Adverse Effect on Starwood Mezzanine or, to the knowledge of Starwood Mezzanine, after the Closing, on the Partnership or (y) prevent or hinder the consummation of the transactions contemplated hereby.

     Section 3.3 Investment Representations. Starwood Mezzanine and its requisite affiliates are "accredited investors" within the meaning of Rule 501 under the Securities Act of 1933, as amended (the "Securities Act"), and were not organized for the purpose of acquiring limited partnership interests or Units in the Partnership or Warrants or the Shares issuable upon exercise of the Warrants of APT. Starwood Mezzanine and its requisite affiliates have sufficient knowledge and experience in financial and business matters and in investing in entities similar to the Partnership and APT so as to be able to evaluate the risks and merits of its investment in the Partnership and APT and it is able financially to bear the risks thereof. Starwood Mezzanine and its requisite affiliates have had an opportunity to discuss the business, management and financial affairs of APT and the Partnership with the management of APT. The limited partnership interest in the Partnership, the Units and the Warrants are being acquired by Starwood Mezzanine and the Warrants were acquired by the requisite affiliate of Starwood Mezzanine for their own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof. Starwood Mezzanine and its requisite affiliates understand that (i) the limited partnership interest and the Units in the Partnership and the Warrants have not been registered under the Securities Act by reason of their issuance in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof or Rule 505 or 506 promulgated under the Securities Act, and (ii) such securities and, upon any issuance of Class A Shares pursuant to the Exchange Agreement, the Trust Declaration, or the Class A Warrant, such Class A Shares must be held indefinitely unless such Class A Shares are registered upon receipt thereof, or unless a subsequent disposition thereof is registered under the Securities Act and applicable state securities laws or is exempt from such registration.

     Section 3.4 Litigation. To the knowledge of Starwood Mezzanine, there are no actions, suits or proceedings or court orders or decrees pending or threatened to which Starwood Mezzanine is a party or the Certificates are subject or by which it is bound before or by any court or governmental agency, which if determined adversely to the interests of Starwood Mezzanine would reasonably be expected to either (a) have a Material Adverse Effect on Starwood Mezzanine or the Certificates or, after the Closing, to the knowledge of Starwood Mezzanine, on the Partnership or (b) prevent or hinder the consummation of the transactions contemplated hereby.

     Section 3.5 The Certificates. Attached hereto as Exhibit E is a true and complete list of all material documents and instruments (the "Loan Documents") evidencing and securing pass through participation certificates (the "Certificates") to be contributed to the Partnership in their entirety. The Certificates represent one hundred percent (100%) of the beneficial ownership in a non-recourse first mortgage loan on the Warwick Hotel and Apartments located in Philadelphia, Pennsylvania. As of January 1, 1996, the outstanding principal balance on such mortgage loan was $5,203,192.13. The Certificates are free and clear of all liens, encumbrances, mortgages, pledges, charges or adverse claims and rights of others whatsoever other than as set forth in the Loan Documents. Starwood Mezzanine has delivered to APT true and complete copies of the documents listed on Exhibit E (as such documents were delivered to Starwood Mezzanine upon its acquisition of the Certificates). Each of the Loan Documents described on Exhibit E is in full force and effect, unmodified (except as described therein) and is valid and enforceable against Starwood Mezzanine in accordance with its respective terms and Starwood Mezzanine has no knowledge of any default thereunder nor has Starwood Mezzanine any knowledge of an event or condition that, with the giving of notice or passage of time shall result in a default thereunder, except to the extent that such default or event or condition would not have a material adverse effect on the Certificates or the Partnership. Starwood Mezzanine has not received any notice that the borrower or Key Savings Bank, as servicer under a certain Loan Document, has any defense, claim, offset or counterclaim with respect to the Loan Documents. Starwood Mezzanine has not consented to and Starwood Mezzanine has no knowledge of any subordination, non-disturbance or attornment agreement with the owner or holder of a junior mortgage, ground lessor or subground lessor on the real property subject to the Loan Documents.

     Section 3.6 Proxy Statement. None of the information respecting the Certificates Starwood Mezzanine or its affiliates supplied or to be supplied by Starwood Mezzanine, its affiliates or any of its representatives for inclusion in the Proxy Statement (as defined in Section 4.1) will, at the time of the mailing of the Proxy Statement to the shareholders of APT and at the time of the meetings of such shareholders referred to in Section 4.2., contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein relating to the Certificates, Starwood Mezzanine or its affiliates not misleading.

     Section 3.7 Employee Benefit Plans. Starwood Mezzanine is not (a) an "employee benefit plan" as defined in and subject to the Employment Retirement Income Security Act of 1974, as amended ("ERISA"), (b) a "plan" as defined in and subject to Section 4975 of the Code or (c) an entity any portion or all of the assets of which are deemed pursuant to United States Department of Labor Regulation (S)2510.3-101 or otherwise pursuant to ERISA to be, for any purpose of ERISA or Section 4975 of the Code, assets of any "employee benefit plan" or "plan" described in clause (a) or (b) above which invests in such entity by virtue of such investment.

     Section 3.8 No Finder. Neither Starwood Mezzanine nor any party acting on its behalf has paid or become obligated to pay any fee or any commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.


                                  ARTICLE IV

                       ACTIONS PRIOR TO THE CLOSING DATE

     APT and Starwood Mezzanine covenant and agree to take the following respective actions between the date hereof and the Closing Date:

     Section 4.1 Proxy Statement. APT has prepared and filed with the SEC a proxy statement to solicit proxies in connection with the meetings of the shareholders of APT referred to in Section 4.2 (the form of definitive such proxy statement, together with any amendments thereof or supplements thereto, mailed to the shareholders of APT in connection with such meetings is herein referred to as the "Proxy Statement"). A true and complete copy of the Proxy Statement (and all exhibits thereto) filed with the SEC has been delivered to Starwood Mezzanine. APT will cause the Proxy Statement to comply as to form in all material respects with the applicable requirements of the Exchange Act and the respective rules and regulations thereunder and will cause the Proxy Statement, at the time of its mailing or delivery to the shareholders of APT and at the time of the meeting referred to above, to not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by APT in reliance upon and in conformity with information concerning Starwood Mezzanine, its affiliates and the Certificates furnished to APT by Starwood Mezzanine, its affiliates or its representatives for inclusion in the Proxy Statement. Starwood Mezzanine shall, and shall cause its representatives to, furnish APT all information concerning itself, its affiliates and the Certificates reasonably required for use in the Proxy Statement. If, at any time prior to the Closing Date, any event should occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement, APT will cause such event to be so described, and such amendment shall be promptly filed with the SEC and, as required by law, disseminated to any shareholders of APT. Starwood Mezzanine and its affiliates will cooperate fully in connection with such amendment or supplement, including supplying any and all information with respect to Starwood Mezzanine, its affiliates and the Certificates which is necessary to prepare any such amendment or supplement. The Proxy Statement includes many proposals for shareholder approval in addition to the transaction contemplated hereby. Subject to the last sentence of Section 4.2, APT shall not amend or delete any of proposals relating to the transactions contemplated hereby without Starwood Mezzanine's approval; it being understood that shareholder approval of all such proposals (without any amendments thereto objectionable to Starwood Mezzanine; notwithstanding the last sentence of
Section 4.2) shall be a condition to Starwood Mezzanine's obligation to close the transactions contemplated hereby.

     Section 4.2 Action by APT and Shareholders of APT. APT shall, as soon as practicable after the Proxy Statement shall be cleared by the SEC, duly call, give notice of, convene and hold a meeting of the shareholders of APT for the purposes set forth in the Proxy Statement (collectively, the "APT Shareholders Matters"). Subject to the fiduciary duties of the Board of Trustees of APT under applicable law and to the last sentence of this Section 4.2, the Board of Trustees of APT will recommend to its shareholders approval of the APT Shareholder Matters. The Board of Trustees of APT may at any time prior to the Closing Date withdraw, modify or change any recommendation regarding the APT Shareholder Matters, this Agreement or the transactions contemplated hereby or recommend and declare advisable any other offer, proposal or transaction if in any such case it determines upon advice of legal counsel that the failure to so withdraw, modify or change such recommendation could reasonably be expected to involve it in a breach of fiduciary duties under applicable law.

     Section 4.3 Lawsuits, Proceedings, Etc. Each party hereto shall notify the other party hereto promptly upon becoming aware of any lawsuit, proceeding, claim or investigation that may be threatened, brought, asserted or commenced against it (a) involving in any way the transactions contemplated by this Agreement or (b) that would have been listed or specified as an exception to Sections 2.5 or 3.4, as the case may be, if such lawsuit, proceeding, claim or investigation had arisen prior to the date hereof.

     Section 4.4 Conduct of Business by APT and Starwood Mezzanine Pending the Closing.

          (a) During the period from the date of this Agreement through the Closing Date, except as expressly contemplated by this Agreement, (i) APT shall carry on its business in accordance with the ordinary course and shall not enter into any material transaction with respect thereto, and (ii) Starwood Mezzanine shall carry on its business with respect to the Certificates in, and not enter into any material transaction with respect to the Certificates other than in accordance with, the ordinary course (except, with respect to APT, with the prior written consent of Starwood Mezzanine, and except, with respect to the Starwood Mezzanine, with the prior written consent of APT).

          (b) Without limiting the generality of the foregoing, and except as expressly contemplated by this Agreement, during the period from the date of this Agreement through the

Closing Date, APT shall not, without the prior written consent of Starwood Mezzanine (not to be unreasonably withheld):

               (i) take any action that would cause it to fail to be taxed as a REIT, for its taxable year ending December 31, 1996, or omit to take any action necessary to cause APT to be taxed as a REIT for such taxable year;

               (ii) acquire any real estate or other assets (other than receipt of cash or investments of cash in cash equivalents);

               (iii) issue or enter into any executory agreement to issue any new debt securities;

               (iv) issue or enter into any executory agreement to issue any new equity securities other than common shares issued in replacement of lost, stolen or transferred outstanding shares or as described in the Proxy Statement; or

               (v) declare and pay any dividends or make other distributions to holders of shares other than as are necessary to preserve the REIT status of the Trust or repay indebtedness.

Notwithstanding the foregoing, APT may take any action pursuant to clause
(b)(ii) above in order to preserve its status as a REIT if the Closing Date has not occurred by September 30, 1996.

          (c) Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement, during the period from the date of this Agreement through the Closing Date, Starwood Mezzanine shall not, without the prior written consent of APT (not to be unreasonably withheld):

               (i) voluntarily sell, transfer or dispose of any portion of the Certificates or Loan Documents;

               (ii) take any action which would cause a default or an event of default under the Certificates or Loan Documents; or

               (iii) voluntarily encumber any of the Certificates or Loan Documents.

     Section 4.5 Mutual Cooperation; Best Efforts. Subject to the fiduciary duties of the Board of Trustees of APT under applicable law, and the fiduciary duties of general partners of Starwood Mezzanine under applicable law, the parties hereto shall cooperate with each other, and shall use their respective best efforts to cause the fulfillment of the conditions to the parties' obligations hereunder and to obtain as promptly as possible all consents, authorizations, orders or approvals from each and every third party, whether private or governmental, required in connection with the transactions contemplated by this Agreement; provided, however, that the foregoing shall not require Starwood Mezzanine, any partner thereof, APT or the Partnership to make any divestiture or consent to any divestiture in order to obtain any waiver, consent or approval.

     Section 4.6 No Public Announcement. Neither party hereto shall, without the approval of the other party hereto (which may not be unreasonably withheld), make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that such party shall be so obligated by law, in which case the other party hereto shall be advised and the parties hereto shall use their reasonable best efforts to cause a mutually agreeable release or announcement to be issued.

     Section 4.7 No Solicitation. From and after the date hereof, except as otherwise permitted by this Agreement, APT will not, and will instruct its officers and trustees not to, solicit or otherwise engage in any discussions or negotiations with any person other than Starwood Mezzanine or any other entity controlled by Starwood Capital Group, L.P. or its principals (a "Starwood Controlled Party") relating to any Proposal (as hereinafter defined); provided, however, that APT or its officers and trustees may engage in discussions or negotiations with any person (provided that APT did not solicit such discussions or negotiations on or after July 1, 1995) if the Board of Trustees of APT determines in good faith upon advice of legal counsel that a failure to engage in such discussions or negotiations could reasonably be expected to involve the Board of Trustees of APT in a breach of fiduciary duties under applicable law; and provided further, that nothing herein shall prevent the Board of Trustees of APT from taking, and disclosing to the shareholders of APT, a position in respect of a Proposal as contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act. In the event that APT reaches an agreement with respect to a Proposal with any person other than Starwood Mezzanine or a Starwood Controlled Party, and such agreement is not consistent with the obligations of APT set forth in this Agreement or with the transactions contemplated by this Agreement, then, prior to entering into such agreement, APT will deliver the notice provided in Section 8.1(g) and pay the expenses provided in Section 9.2. For purposes of this Agreement, "Proposal" shall mean the following actions, as each is presently contemplated in the Proxy Statement: (i) a recapitalization or restructuring of APT, (ii) the creation of any UPREIT or DOWN REIT partnership or other entity, (iii) a sale, disposition or refinancing of all or portions of APT's assets, (iv) the issuance of any additional debt or equity securities of APT or the Partnership, (v) the transfer in one transaction or a series of related transactions of more than ten percent (10%) of the existing debt or equity securities of APT, or (vi) the appointment to the Board of Trustees of APT of trustees designated by a single person and its affiliates, other than as designated by Starwood Mezzanine or a Starwood Controlled Party; provided, however, that any transaction consented to by Starwood Mezzanine shall not be a Proposal.


                                   ARTICLE V

                   CONDITIONS PRECEDENT TO OBLIGATIONS OF APT

     The obligations of APT under this Agreement to consummate the transactions contemplated hereby to be consummated at the Closing shall, at the option of APT, be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

     Section 5.1 No Misrepresentation or Breach of Covenants and Warranties. There shall have been no material breach by Starwood Mezzanine in the performance of its covenants and agreements herein to be performed at or prior to the Closing Date; on the Closing Date, each of the representations and warranties of Starwood Mezzanine that is qualified as to materiality shall be true and correct as though made on the Closing Date; on the Closing Date, each of the representations and warranties of Starwood Mezzanine that is not so qualified as to materiality shall be true and correct in all material respects as though made on the Closing Date; and there shall have been delivered to APT a certificate or certificates to the foregoing effect, dated the Closing Date, signed on behalf of Starwood Mezzanine.

     Section 5.2 No Material Adverse Effect. Between the date hereof and the Closing Date, there shall have been no Material Adverse Effect on the Certificates and the Loan Documents (taken as a whole); and there shall have been delivered to APT a certificate or certificates to such effect, dated the Closing Date, signed on behalf of Starwood Mezzanine.

     Section 5.3 Opinion of Counsel for Starwood. APT shall have received from Rinaldi & Associates, counsel for Starwood Mezzanine, an opinion, dated the Closing Date, in form and substance reasonably satisfactory to APT.

     Section 5.4 No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, it being agreed by each of APT and Starwood Mezzanine, however, that it shall use its best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered.

     Section 5.5 Necessary Governmental Approvals. The parties hereto shall have received all governmental and regulatory approvals and actions reasonably necessary to consummate the transactions contemplated hereby, which are either required to be obtained prior to the Closing Date by applicable law or regulation or are necessary to prevent a Material Adverse Effect on APT, Starwood Mezzanine, or, in addition, after the Closing, on the Partnership.

     Section 5.6 Transaction Agreements. Each of the parties (other than APT) to each of the Transaction Agreements and any other documents contemplated hereby and thereby shall have entered into such Transaction Agreements and any other documents contemplated hereby and thereby substantially in the forms attached hereto as exhibits or, if not so attached, as agreed to by the parties.

     Section 5.7 Shareholder and Stockholder Action. The Shareholders of APT shall have approved by the requisite vote of the holders of Class A Shares and Class B Shares, the Warrant Proposal (as defined in the Proxy Statement), the Partnership Proposal (as defined in the Proxy Statement) and the Trust Amendments Proposals (as defined in the Proxy Statement) and the nominees named in the Proxy Statement shall have been elected to the APT Board of Trustees.

                                 ARTICLE VI

                      CONDITIONS PRECEDENT TO OBLIGATIONS
                             OF STARWOOD MEZZANINE

     The obligations of Starwood Mezzanine under this Agreement to consummate the transactions contemplated hereby to be consummated at the Closing shall, at the option of Starwood, be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

     Section 6.1 No Misrepresentation or Breach of Covenants and Warranties. There shall have been no material breach by APT in the performance of its covenants and agreements herein to be performed at or prior to the Closing Date; on the Closing Date, each of the representations and warranties of APT that is qualified as to materiality shall be true and correct as though made on the Closing Date, on the Closing Date, each of the representations and warranties of APT that is not so qualified as to materiality shall be true and correct in all material respects as though made on the Closing Date; and there shall have been delivered to Starwood Mezzanine a certificate or certificates to the foregoing effect, dated the Closing Date, signed on behalf of APT. Without limitation of the foregoing, the Class A Shares shall continue to be listed and publicly traded on the AMEX.

     Section 6.2 No Material Adverse Effect. Between the date hereof and the Closing Date, there shall have been no Material Adverse Effect on APT; and there shall have been delivered to Starwood Mezzanine a certificate to that effect, dated the Closing Date, signed on behalf of APT.

     Section 6.3 Opinion of Counsel for APT. Starwood Mezzanine shall have received from Katten Muchin & Zavis, counsel for APT, an opinion dated the Closing Date, in form and substance reasonably satisfactory to Starwood Mezzanine.

     Section 6.4 No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, it being agreed by each of APT and Starwood, however, that it shall use its best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered.

     Section 6.5 Necessary Governmental Approvals. The parties hereto shall have received all governmental and regulatory approvals and actions reasonably necessary to consummate the transactions contemplated hereby, which are either required to be obtained prior to the Closing Date by applicable law or regulation or are necessary to prevent a Material Adverse Effect an APT, Starwood Mezzanine or, in addition, after the Closing, on the Partnership.

     Section 6.6 Transaction Agreements. Each of the parties (other than Starwood Mezzanine) to each of the Transaction Agreements and any other documents contemplated hereby and thereby shall have entered into such Transaction Agreements and any other documents contemplated hereby and thereby substantially in the forms attached hereto as exhibits or, if not so attached, as agreed to by the parties.

     Section 6.7 Shareholder and Stockholder Action. The Shareholders of APT shall have approved by the requisite vote of the holders of Class A Shares and Class B Shares, the Warrant Proposal (as defined in the Proxy Statement), the Partnership Proposal (as defined in the Proxy Statement) and the Trust Amendments Proposals (as defined in the Proxy Statement) and the nominees named in the Proxy Statement shall have been elected to the APT Board of Trustees.


                                  ARTICLE VII

                           INDEMNIFICATION; SURVIVAL

     Section 7.1 Indemnification by APT. APT shall indemnify and hold harmless Starwood Mezzanine, the Partnership and their respective subsidiaries, affiliates, employees, agents, partners and successors from and against any and all (x) liabilities, losses or damages ("Loss") and (y) reasonable out-of-pocket expenses ("Expense") incurred by Starwood Mezzanine, the Partnership or their respective subsidiaries, affiliates, employees, agents, partners and successors in connection with or arising from (a) any breach or failure to perform by APT of any of its agreements, covenants or obligations in this Agreement or any Transaction Agreement or (b) any breach of any warranty or the inaccuracy of any representation, or misrepresentation or material omission, of APT contained in this Agreement, any Transaction Agreement, the Proxy Statement or in any certificate delivered by or on behalf of APT pursuant hereto or thereto; provided however, that the obligation of APT to indemnify and hold harmless pursuant to this Section 7.1 shall be limited to the payment by APT in the aggregate of an amount equal to Five Hundred Thousand Dollars ($500,000).

     Section 7.2 Indemnification by Starwood Mezzanine. Starwood Mezzanine shall indemnify and hold harmless APT and the Partnership and their respective subsidiaries, affiliates, employees, agents, trustees, partners and successors from and against any and all Loss and Expense incurred by APT or the Partnership or their respective subsidiaries, affiliates, employees, agents, trustees, partners and successors in connection with or arising from (a) any breach or failure to perform by Starwood Mezzanine of any of its agreements, covenants or obligations in this Agreement or any Transaction Agreement or (b) any breach of any warranty or the inaccuracy of any representation, or misrepresentation or material omission, of Starwood Mezzanine or its affiliates contained in this Agreement, any Transaction Agreement, the Proxy Statement or in any certificate delivered by or on behalf of Starwood Mezzanine or its affiliates pursuant hereto or thereto; provided, however, that the obligation of Starwood Mezzanine to indemnify and hold harmless pursuant to this Section 7.2 shall be limited to the payment by Starwood Mezzanine in the aggregate of an amount equal to Five Hundred Thousand Dollars ($500,000).

     Section 7.3 Notice of Claims. If a party believes that any of the persons entitled to indemnification under this Article VII has suffered or incurred any Loss or incurred any Expense, whether or not the applicable dollar limitation specified by Sections 7.1 or 7.2 has been exceeded, such party shall notify the indemnifying party promptly in writing describing such Loss or Expense, the amount thereof, if known, and the method of computation of such Loss or Expense, all with reasonable particularity and containing a reference to the provisions of this Agreement, any Transaction Agreement, the Proxy Statement or any certificate delivered pursuant hereto in respect of which such Loss or Expense shall have occurred; provided, however, that the omission by such indemnified party to give notice as provided herein shall not relieve the indemnifying party of its indemnification obligation under this Article VII except to the extent that such indemnifying party is materially damaged as a result of such failure to give notice. If any action at law or suit in equity is instituted by or against a third party with respect to which any of the persons entitled to indemnification under this Article VII intends to claim any liability or expense as Loss or Expense under this Article VII, any such person shall promptly notify the indemnifying party of such action or suit as specified in this Section 7.3 and Section 7.4. Any party entitled to indemnification hereunder shall use reasonable efforts to minimize any Loss or Expense for which indemnification is sought hereunder.

     Section 7.4 Third Party Claims. In the event of any claim for indemnification hereunder resulting from or in connection with any claim or legal proceeding by a third party, the indemnified persons shall give such notice thereof to the indemnifying party not later than twenty (20) business days prior to the time any response to the asserted claim is required, if possible, and in any event within fifteen (15) days following the date such indemnified person has actual knowledge thereof; provided, however, that the omission by such indemnified party to give notice as provided herein shall not relieve the indemnifying party of its indemnification obligation under this
Article VII except to the extent that such indemnifying party is materially damaged as a result of such failure to give notice. In the event of any such claim for indemnification resulting from or in connection with a claim or legal proceeding by a third party, the indemnifying party may, at its sole cost and expense, assume the defense thereof; provided, however, that counsel for the indemnifying party, who shall conduct the defense of such claim or legal proceeding, shall be reasonably satisfactory to the indemnified party; and provided, further, that if the defendants in any such actions include both the indemnified persons and the indemnifying party and the indemnified persons shall have reasonably concluded based on a written opinion of counsel that there may be legal defenses or rights available to them which have not been waived and are in actual or potential conflict with those available to the indemnifying party, the indemnified persons shall have the right to select one law firm reasonably acceptable to the indemnifying party to act as separate counsel, on behalf of such indemnified persons, at the expense of the indemnifying party. Unless the indemnified persons are represented by separate counsel pursuant to the second proviso of the immediately preceding sentence, if an indemnifying party assumes the defense of any such claim or legal proceeding, such indemnifying party shall not consent to entry of any judgment, or enter into any settlement, that (a) is not subject to indemnification in accordance with the provisions in this Article VII, (b) provides for injunctive or other nonmonetary relief affecting the indemnified persons or (c) does not include as an unconditional term thereof the giving by each claimant or plaintiff to such indemnified persons of a release from all liability with respect to such claim or legal proceeding, without the prior written consent of the indemnified persons (which consent, in the case of clauses (b) and (c), shall not be unreasonably withheld); and provided, further, that, unless the indemnified persons are represented by separate counsel pursuant to the second proviso of the immediately preceding sentence, the indemnified persons may, at their own expense, participate in any such proceeding with the counsel of their choice without any right of control thereof. So long as the indemnifying party is in good faith defending such claim or proceeding, the indemnified persons shall not compromise or settle such claim or proceeding without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld. If the indemnifying party does not assume the defense of any such claim or litigation in accordance with the terms hereof, the indemnified persons may defend against such claim or litigation in such manner as they may deem appropriate, including, without limitation, settling such claim or litigation (after giving prior written notice of the same to the indemnifying party and obtaining the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld) on such terms as the indemnified persons may deem appropriate, and the indemnifying party will promptly indemnify the indemnified persons in accordance with the provisions of this Section 7.4.

     Section 7.5 Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall survive until the first (1st) anniversary of the Closing Date (except for the representation of APT pursuant to Section 2.6(b), which shall survive until the second (2nd) anniversary of the Closing Date), at which time such representations and warranties will terminate and be of no force and effect. Any claim under this
Article VII for Loss or Expense in respect of any representations and warranties must be asserted in writing prior to the first (1st) anniversary of the Closing Date, except for such a claim in respect of the representation of APT pursuant to Section 2.6(b), which must be asserted in writing prior to the second anniversary of the Closing Date. Notwithstanding the foregoing, if a claim of a breach of a representation or warranty under this Article VII is asserted in writing prior to the applicable time period set forth above in this Section 7.5, then such representation or warranty, as it relates to such claim, shall survive until the Loss or Expense in respect thereof, if any, is finally determined and paid by the indemnifying party.


                                  ARTICLE VIII

                                  TERMINATION

     Section 8.1 Termination. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing Date:

          (a) by the mutual consent of APT and Starwood Mezzanine;

          (b) by APT upon any material breach by Starwood Mezzanine of any of its representations, warranties or covenants contained in this Agreement that is not qualified to materiality and upon any breach by Starwood Mezzanine of any of its representations, warranties or covenants contained in this Agreement that is qualified as to materiality; provided that Starwood Mezzanine shall have been given a reasonable opportunity to cure such breach;

          (c) by Starwood Mezzanine upon any material breach by APT of any of its representations, warranties or covenants contained in this Agreement that is not qualified as to materiality and upon any breach by APT of any of its representations, warranties or covenants contained in this Agreement that is qualified as to its materiality; provided that APT shall have been given a reasonable opportunity to cure such breach;

          (d) by APT if any of the conditions specified in Article V has not been met or waived at such time as it is no longer possible to satisfy such condition;

          (e) by Starwood Mezzanine if any of the conditions specified in
Article VI has not been met or waived at such time as it is no longer possible to satisfy such condition;

          (f) by APT or Starwood Mezzanine if the Closing shall not have been consummated on or before September 30, 1996; or

          (g) by APT or Starwood Mezzanine, upon fifteen (15) days' prior written notice, by APT to Starwood Mezzanine or by Starwood Mezzanine to APT, in the event that, as set forth in Section 4.7, APT enters into an agreement with any person other than Starwood Mezzanine or a Starwood Controlled Party which is not consistent with the obligations of APT set forth in this Agreement or with the consummation of the transactions contemplated by this Agreement (such notice to include an explanation of such inconsistencies); provided that in entering into such agreement APT materially complied with the provisions of Section 4.7. For purposes hereof, an agreement with a party other than Starwood Mezzanine or a Starwood Controlled Entity shall be deemed to be inconsistent with the obligations of APT set forth in this Agreement in the event that such agreement would impose any exclusivity or non-competition agreements on the Trust or Partnership or would require a commitment of Trust or Partnership capital in excess of $100,000 in the aggregate.

In the event that this Agreement shall be terminated pursuant to this Section 8.1, all further obligations of the parties under this Agreement (other than the provisions of Article VII and Sections 9.1, 9.2, 9.10, 9.12 and 9.15) shall terminate without further liability of any party to the others; provided, however, that nothing herein shall relieve any party from liability for its nonperformance or breach of any provision of this Agreement if performance of or compliance with such provision was within its reasonable control.


                                   ARTICLE IX

                                OTHER PROVISIONS

     Section 9.1 Confidential Nature of Information. Each party agrees that it will treat in strict confidence all documents, materials and other information which it obtains regarding the other party during the course of the negotiations leading to the consummation of the transactions provided for herein and the preparation of this Agreement; and if for any reason whatsoever the transactions contemplated by this Agreement shall not be consummated, each party shall return to the other party all copies of non-public documents and materials which have been furnished or acquired in connection therewith and shall not use or disseminate such documents, materials or other information for any purpose whatsoever.

     Section 9.2  Expenses.

          (a) Except as otherwise provided in this Section 9.2, each of the parties hereto shall bear its own costs and expenses (including, without limitation, fees and disbursements of its counsel, accountants and other financial, legal, accounting or other advisors) incurred by it in connection with the preparation, negotiation, execution and delivery of this Agreement, each of the other documents and instruments executed in connection with or contemplated by this Agreement, including the Proxy Statement, and the consummation of the transactions contemplated hereby and thereby (collectively "Acquisition Expenses").

          (b) In the event of a Qualifying Termination (as defined below), then within ten (10) business days after receipt by APT from Starwood Mezzanine of reasonable documentation therefor, APT shall reimburse Starwood Mezzanine for its reasonable out-of-pocket Acquisition Expenses.

     For purposes of this Section 9.2(b), a "Qualifying Termination" shall mean a termination of this Agreement pursuant to Section 8.1(g).

     Section 9.3 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or by overnight mail, or four (4) days after being mailed (by registered mail, return receipt requested) to a party at the following address (or to such other address as such party may have specified by notice given to the other parties pursuant to this provision):

     If to APT to:

          340 N. Westlake Boulevard
          Suite 230
          Westlake Village, CA  91362
          Attention:  Mr. Ronald J. Consiglio
          Fax No.:  (805) 449-1336

     with a copy to:

          Katten Muchin & Zavis
          1999 Avenue of the Stars
          Suite 1400
          Los Angeles, CA  90067
          Attention:  James K. Baer, Esq.
          Fax No.:  (310) 788-4471

     If to Starwood Mezzanine to:

          c/o Starwood Capital Group, L.P.
          Three Pickwick Plaza
          Suite 250
          Greenwich, Connecticut 06830
          Attention:  Madison F. Grose, Esq.
          Fax No.:  (203) 861-2101
     with a copy to:

          Rinaldi & Associates
          Three Pickwick Plaza
          Suite 250
          Greenwich, Connecticut 06830
          Attention:  Ellis Rinaldi, Esq.
          Fax No.:  (203) 861-2122

     Section 9.4  Definitions.  For purposes of this Agreement:

          (a) an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

          (b) an "associate" of any person means (i) a corporation or organization of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of a class of equity securities, any trust or other estate in which such person has substantial beneficial interest or as to which such person serves as trustee or in the similar capacity and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the person or any of its parents or subsidiaries.

          (c) "Class A Warrant" means the warrant issued to SAHI Partners, a Delaware general partnership, on March 15, 1994 and subsequently assigned to Starwood Mezzanine for the purchase of up to 5,000,000 Class A Shares, subject to adjustment.

          (d) "Class B Warrant" means the warrant issued to SAHI Inc., a Delaware general partnership, on March 15, 1994 for the purchase of up to 2,500,000 Class B Shares, subject to adjustment.

          (e) "Code" means the Internal Revenue Code of 1986, as amended.

          (f) "Material Adverse Effect" means any change or effect (or any development that, insofar as can reasonably be foreseen, would result in any change or effect) that is materially adverse to the business, properties, assets, condition (financial or otherwise) or results of operations of the applicable person or persons.

          (g) "person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity.

          (h) "REIT Requirements" shall mean the requirements for APT to (i) qualify as a REIT and (ii) avoid any federal income or excise tax liability.

          (i) "Trust Declaration" means the Declaration of Trust of APT, as proposed to be amended in the Proxy Statement.

          (j) "Warrants" means the Class A Warrant and the Class B Warrant.

     Section 9.5 Partial Invalidity. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein unless the deletion of such provision or provisions would result in such a material change as to cause completion of the transactions contemplated hereby to be unreasonable.

     Section 9.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors or assigns.

     Section 9.7 Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original counterpart, and shall become a binding agreement when APT and Starwood Mezzanine shall have each executed one counterpart.

     Section 9.8 Titles and Headings. Titles and headings to Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

     Section 9.9 Schedules and Exhibits. The schedules and exhibits referred to in this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

     Section 9.10 Entire Agreement; Amendments and Waivers; Assignment. This Agreement (together with the Transaction Agreements) contains the entire understanding of the parties hereto with regard to the subject matter contained herein. The parties hereto, by mutual agreement in writing, may amend, modify and supplement this Agreement. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach. Except as expressly provided herein, the rights and obligations of the parties under this Agreement may not be assigned or transferred by any party hereto without the prior written consent of the other parties hereto.

     Section 9.11 Governing Law. This Agreement, and the application or interpretation thereof, shall be exclusively governed by its terms and by the internal laws of the State of California, without regard to principles of conflicts of laws as applied in the State of California or any other jurisdiction which, if applied, would result in the application of any laws other than the internal laws of the State of California.

     Section 9.12 No Third-Party Beneficiaries. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any person other than the parties hereto and successors and assigns permitted by Section 9.6 any right, remedy or claim under or by reason of this Agreement.

     Section 9.13 The Trust; Starwood General Partners. Each of the parties hereto acknowledge and agree that (a) the name "Angeles Participating Mortgage Trust" is a designation of APT and its Trustees (as Trustees but not personally) under a Declaration of Trust, originally made and entered into as of April 15, 1988, as restated as of July 18, 1988, and all persons dealing with APT shall look solely to the APT's assets for the enforcement of any claims against APT, and the Trustees, officers, agents and security holders of APT assume no personal liability for obligations entered into on behalf of APT, and their respective individual assets shall not be subject to the claims of any person relating to such obligations and (b) all persons dealing with Starwood Mezzanine shall look solely to the assets of Starwood Mezzanine for the enforcement of any claims against Starwood Mezzanine and the general partners of Starwood Mezzanine, and the officers, agents and security holders of such general partner assume no personal liability for obligations entered into on behalf of Starwood Mezzanine, and their respective individual assets shall not be subject to the claims of any person relating to such obligations.

     Section 9.14  Determinations and Interpretations by APT.   All
determinations of the Trust (or the Board of Trustees of the Trust) provided for in or pursuant to this Agreement shall be made by the Independent Trustees (as defined in the Exchange Agreement). All interpretations of the terms of this Agreement shall be resolved on behalf of the Trust by the Independent Trustees (as defined in the Exchange Agreement).

     Section 9.15 Submission to Jurisdiction. Each of the parties hereto irrevocably submits and consents to the jurisdiction of the United States District Court for the Central District of California in connection with any action or proceeding arising out of or relating to this Agreement or any Transaction Document and the transactions contemplated hereby and thereby, and irrevocably waives any immunity from jurisdiction thereof and any claim of improper venue, forum non conveniens or any similar basis to which it might otherwise be entitled in any such action or proceeding.

     Section 9.16 Approvals and Consents. Unless otherwise expressly set forth herein, any agreement, approval or consent required a party hereto shall not be unreasonably withheld or delayed.

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto or by their duly authorized officers, all as of the date first above written.

                                       ANGELES PARTICIPATING MORTGAGE TRUST,
                                       a California business trust



                                       By:  ____________________________________



                                       STARWOOD MEZZANINE INVESTORS,
                                       L.P.

                                       By:  Starwood Capital Group,
                                              L.P.

                                              By:  BSS Capital Partners,
                                                     L.P.

                                                     By:  Sternlicht Holdings
                                                          II, Inc.



                                                          By:   ________________
                                                          Its:  ________________

                                                                      EXHIBIT 12
                           ASSIGNMENT AND ASSUMPTION
                           -------------------------

     ASSIGNMENT AND ASSUMPTION, dated as of September 26, 1996 between STARWOOD MEZZANINE INVESTORS, L.P., a Delaware limited partnership ("Assignor") and APMT Limited Partnership, a Delaware limited partnership ("Assignee"):

     For good and valuable consideration the receipt and sufficiency of which are hereby are acknowledged, and of the mutual covenants herein contained, the parties hereto hereby agree as follows:

     1. Assignor hereby grants, transfers and assigns to Assignee all of the right, title and interest of Assignor, as Certificateholder, in, to and under that certain Participation and Servicing Agreement for Commercial Mortgage Loans, Series 1988-10 through 14, dated as of March 1, 1988, by and between Shearson Lehman Commercial Paper Incorporated and Empire of America Federal Savings Bank, as subsequently assigned to Key Bank of New York (the "Company") as of January 8, 1992 and as amended as of February 15, 1995 (as so assigned and amended, the "Participation Agreement"), and that certain 100% "Pass-Through" Ownership Certificate No. 5, Series 1988-10 (the "Certificate") issued thereunder.

     2. Assignor warrants and represents to, and covenants with, the Assignee that:

          a. Assignor is the lawful owner of the Certificate with the full right to transfer the Certificate free from any and all claims and encumbrances whatsoever;

          b. Assignor has not received notice of, and has no knowledge of, any offsets, counterclaims or other defenses available to the Company with respect to the Participation Agreement or the Certificate;

          c. Assignor has not waived or agreed to any waiver under, or agreed to any amendment or other modification of, the Participation Agreement or the Certificate, including without limitation the transfer of the servicing obligations under the Participation Agreement. Assignor has no knowledge of, and has not received notice of, any waiver under or amendment or other modification of, or assignment of rights or obligations under, the Participation Agreement or the Certificate; and

          d. Neither Assignor nor anyone acting on its behalf has offered, transferred, pledged, sold or otherwise disposed of the Certificate, any interest in the Certificate or any other similar security to, or solicited any offer to buy or accept a transfer, pledge or other disposition of the Certificate, any interest in the Certificate or any other similar security from, or otherwise approached or negotiated with respect to the Certificate, any interest in the Certificate or any other similar security with, any Person (as defined in the Participation Agreement) in any manner, or made any general solicitation by means of general advertising or in any other manner, or taken any other action which would constitute a distribution of the Certificate under the Securities Act of 1933 (the "1933 Act") or which would render the disposition of the Certificate a violation of Section 5 of the 1933 Act or require registration pursuant thereto.

     3. Assignee warrants and represents to, and covenants with, the Assignor and the Company pursuant to Section 4.02 of the Participation Agreement that:

          a. Assignee agrees to be bound, as Certificateholder, by all of the terms, covenants and conditions of the Participation Agreement and the Certificate, and from and after the date hereof, Assignee assumes for the benefit of each of the Company and Assignor all of Assignor's obligations as a Certificateholder thereunder;

          b. Assignee understands that the Certificate has not been registered under the 1933 Act or the securities laws of any state;

          c. In exchange for the Certificate being contributed by Assignor to Assignee, Assignee will issue to Assignor, as of September 26, 1996, approximately a 91.95% limited partnership interest in Assignee;

          d. Assignee is acquiring the Certificate for investment for its own account only and not for any other Person;

          e. Assignee has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of investment in the Certificate;

          f. Assignee has been furnished with all information regarding the Certificate that it has requested from Assignor or the Company; and

          g. Neither Assignee nor anyone acting on its behalf has offered, transferred, pledged, sold or otherwise disposed of the Certificate, any interest in the Certificate or any other similar security to, or solicited any offer to buy or accept a transfer, pledge or other disposition of the Certificate, any interest in the Certificate or any other similar security from, or otherwise approached or negotiated with respect to the Certificate, any interest in the Certificate or any other similar security with, any Person in any manner which would constitute a distribution of the Certificate under the 1933 Act or which would render the disposition of the Certificate a violation of
Section 5 of the 1933 Act or require registration pursuant thereto, nor will it act, nor has it authorized or will it authorize any Person to act, in such manner with respect to the Certificate.

     4. This Assignment and Assumption shall be governed by the laws of the State of Connecticut, without giving regard to conflict of laws principles thereof.

     IN WITNESS WHEREOF, the parties have caused this Assignment and Assumption to be executed by their duly authorize officers as of the date first above written.

ASSIGNOR:                                ASSIGNEE:

STARWOOD MEZZANINE INVESTORS             APMT Limited Partnership,
L.P., a Delaware limited partnership     a Delaware Limited Partnership


By:    Starwood Capital Group, L.P.,     By: Angeles Participating Mortgage
a Delaware limited partnership               Trust its general partner
       By: BSS Capital Partners, L.P.,
           Delaware limited partnership,     By:
           its general partner                  --------------------------------
                                                      Ronald Consiglio, Chairman


       By: Sternlicht Holdings II, Inc.,
       a Delaware corporation, its
       general partner

       By:
          ------------------------------
       Name:   Madison F. Grose
            ----------------------------
       Title: Executive Vice President
              --------------------------